   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 1996

                                                 REGISTRATION NO. 333-3810
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                              WATERS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                  13-3668640                     3826
                                   (I.R.S.                (PRIMARY STANDARD
    (STATE OR OTHER        EMPLOYERIDENTIFICATION            INDUSTRIAL
    JURISDICTION OF                 NO.)                 CLASSIFICATION CODE
   INCORPORATION OR                                            NUMBER)
     ORGANIZATION)

     34 MAPLE STREET MILFORD, MASSACHUSETTS 01757 TELEPHONE: 508-478-2000 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

  PHILIP S. TAYMOR WATERS CORPORATION 34 MAPLE STREET MILFORD, MASSACHUSETTS
                         01757 TELEPHONE: 508-478-2000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ---------------
                                  COPIES TO:
LANCE C. BALK, ESQ.KIRKLAND & ELLIS153  VALERIE FORD JACOB, ESQ.FRIED, FRANK,
  EAST 53RD STREETNEW YORK, NEW YORK   HARRIS, SHRIVER & JACOBSONONE NEW YORK
     10022TELEPHONE: 212-446-4800              PLAZANEW YORK, NEW YORK
                                            10004TELEPHONE: 212-859-8000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                               ---------------
                        CALCULATION OF REGISTRATION FEE

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- -------------------------------------------------------------------------------

                                                            PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF                       MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE       AMOUNT TO BE    OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)    PER SHARE(2)    PRICE(2)      FEE(3)
- -----------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share........ 11,500,000 Shares     $28.75     $330,625,000   $114,009

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 1,500,000 shares that the Underwriters have the option to purchase from the Selling Stockholders to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), using the average of the high and low prices reported on the New York Stock Exchange on April 12, 1996.

(3) Previously paid.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               WATERS CORPORATION

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF PART I OF
                                   FORM S-1.

            REGISTRATION STATEMENT
            ITEM NUMBER AND CAPTION           CAPTION OR LOCATION IN PROSPECTUS
            -----------------------           ---------------------------------
  1. Forepart of the Registration Statement
      and Outside Front Cover Page of
      Prospectus............................  Outside Front Cover Page

  2. Inside Front and Outside Back Cover
      Pages of Prospectus...................  Inside Front Cover Page; Outside
                                              Back  Cover Page

  3. Summary Information and Risk Factors...  Prospectus Summary; Risk Factors

  4. Use of Proceeds........................  Use of Proceeds

  5. Determination of Offering Price........  Underwriting

  6. Dilution...............................  Not Applicable

  7. Selling Security Holders...............  Principal and Selling
                                               Stockholders

  8. Plan of Distribution...................  Outside Front Cover Page;
                                               Underwriting

  9. Description of Securities to Be
      Registered............................  Description of Capital Stock

 10. Interests of Named Experts and
      Counsel...............................  Legal Matters; Experts

 11. Information with Respect to the
      Registrant............................  Outside Front Cover Page;
                                               Prospectus Summary; Risk
                                               Factors; Use of Proceeds;
                                               Dividend Policy; Capitalization;
                                               Selected Consolidated Financial
                                               Data; Management's Discussion
                                               and Analysis of Financial
                                               Condition and Results of
                                               Operations; Business;
                                               Management; Description of
                                               Capital Stock; Principal and
                                               Selling Stockholders; Certain
                                               Relationships and Related
                                               Transactions; Index to Financial
                                               Statements

 12. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...........................  Not Applicable

                               EXPLANATORY NOTE

  This Registration Statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States and Canada (the "U.S. Offering") of an aggregate of 8,000,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock"). The second prospectus relates to a concurrent offering outside the United States and Canada of an aggregate of 2,000,000 shares of Common Stock (the "International Offering"). The prospectuses for the U.S. Offering and the International Offering will be identical with the exception of the following alternate pages for the International Offering: a front cover page, an "Underwriting" section and a back cover page. Such alternate pages appear in this Registration Statement immediately following the complete prospectus for the U.S. Offering.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED MAY 10, 1996

PROSPECTUS
                               10,000,000 SHARES

                               WATERS CORPORATION

                                  COMMON STOCK

                                 ------------

  All of the 10,000,000 shares of common stock (the "Common Stock") of Waters Corporation ("Waters" or the "Company") offered hereby will be sold by certain stockholders (the "Selling Stockholders") of the Company. See "Principal and Selling Stockholders." The Company is not selling shares of Common Stock in this offering and will not receive any of the proceeds from the sale of shares of Common Stock offered hereby.

  Of the 10,000,000 shares offered hereby, 8,000,000 shares are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 2,000,000 shares are being offered in a concurrent offering outside the United States and Canada by the International Managers (the "International Offering" and together with the U.S. Offering, the "Offerings"). The price to public and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

  The Common Stock is listed on the New York Stock Exchange under the symbol "WAT." On May 9, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $27 7/8 per share. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS," BEGINNING ON PAGE 11, FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------
                                                                               PROCEEDS TO
                                          PRICE           UNDERWRITING           SELLING
                                        TO PUBLIC          DISCOUNT(1)       STOCKHOLDERS(2)
- --------------------------------------------------------------------------------------------
Per Share.......................         $                   $                   $
- --------------------------------------------------------------------------------------------
Total(3)........................      $                   $                   $
- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) The Company has agreed to pay certain expenses of the Offerings estimated at $750,000.
(3) The Selling Stockholders have granted the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date hereof, to purchase up to an additional 1,200,000 shares and 300,000 shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Selling Stockholders will be $     , $     and
    $     , respectively. See "Underwriting."

                                 ------------

The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about       , 1996.

                                 ------------

MERRILL LYNCH & CO.
            ALEX. BROWN & SONS
                INCORPORATED
                        CS FIRST BOSTON
                                                            GOLDMAN, SACHS & CO.

                                 ------------

                   The date of this Prospectus is     , 1996.

                   HIGH PERFORMANCE LIQUID CHROMATOGRAPHY:

An instrument-based separation technology that is used to analyze and purify a wide variety of samples.


CAPTION:                                             CAPTION:
Quality control of                                     Analysis of drugs
pharmaceuticals                                            in blood


[PICTURE - Black and                                 [PICTURE - Black and
 white depiction                                      white depiction of
 of an open pill bottle]                              test tubes in a rack]



CAPTION:                                             CAPTION:
Analysis of                                          Determination of
drinking water                                       nutritional contents of
                                                     foods

[PICTURE - Black and white                           [PICTURE - Black and white
 depiction of a running faucet]                       depiction of a box and
                                                      bowl of corn flakes]



CAPTION:                                             CAPTION:
Development of                                       Purification of
engineering plastics                                 biotechnology products


[PICTURE - Black and white                           [PICTURE - Black and white
 depiction of an airplane]                            depiction of a DNA double
                                                      helix]





IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

            WATERS CORPORATION: BRINGING CRITICAL TECHNOLOGY TO LABORATORIES AROUND THE WORLD
[PICTURE - Color depiction           [PICTURE - Color depiction               [PICTURE - Color depiction of
 of an Integrity (TM) System]        of various seals of approval]            the Waters Chromatography Handbook
                                                                              and three consumable products]

CAPTION:                             CAPTION:                                 CAPTION:
The Integrity (TM) System            Waters complies with ISO 9002,           Waters has nearly 1500 consumable
combines HPLC with                   cGMP, and FDA-Medical Device             products to support users of HPLC.
Mass Spectrometry for positive       standards for development and
compound identification.             manufacturing.


                                     [PICTURE - Color depiction of
                                     a woman operating a component
                                     of an HPLC system]

                                     [PICTURE - Color depiction of
[PICTURE - Color depiction           an HPLC computer readout]                [PICTURE - Color depiction
of the packaging for                                                          of two people working
Millenium (R) Software]              CAPTION:                                 in a laboratory]
                                     Waters manufactures a comprehensive
CAPTION:                             range of systems and components          CAPTION:
Millennium (R) results               (solvent delivery systems, sample        Instrumentation service
management software is               injectors, detectors and data            and support providing a
incorporated in individual           management and system control            continuing revenue stream.
PCs and corporate-wide networks.     software) and consumables
                                     (chromatography columns and sample
                                     preparation devices) and offers
                                     related services.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Market data used throughout this Prospectus were obtained from internal company surveys and industry publications primarily based upon 1994 data which is the most recent data currently available. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. Waters has not independently verified this market data. Similarly, internal company surveys, while believed by Waters to be reliable, have not been verified by any independent sources. Unless otherwise stated or where the context otherwise requires, all information herein assumes the Underwriters' over-allotment options are not exercised.

                                  THE COMPANY

GENERAL

  Waters is the world's largest manufacturer, distributor and provider of high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related service. In 1994, the Company's market share was approximately 21% of the estimated $1.5 billion global HPLC market, which the Company believes was two and one-half times greater than its next leading competitor. Waters serves a worldwide customer base with 65% of its 1995 net sales to customers outside of the U.S.

  HPLC is the largest product segment of the analytical instrument market. HPLC is utilized in a broad range of industries to detect, identify, monitor and measure the chemical, physical and biological composition of materials, and to purify a full range of compounds. Customers include manufacturers of pharmaceuticals (ethical, generic and over-the-counter), industrial chemicals and polymers, food, beverages, and consumer products, as well as biotechnology companies, environmental testing companies, universities, hospitals and government agencies. HPLC is used for research and development, methods development, manufacturing and quality control due to its ability to identify approximately 80% of all known compounds and to operate in an automated manner, increasing productivity at a low cost to the user. Examples of HPLC applications include identification of new drug compounds, nutritional content analysis for food and beverage labeling, environmental testing of waste water and hazardous materials and quality control for a wide range of consumer and industrial products.

MARKET LEADERSHIP

  The Company has the largest HPLC market share in the United States, Europe and non-Japan Asia and has a leading position in Japan. The Company attributes its worldwide market leadership to its global brand and reputation, technological innovation, comprehensive high quality product range, extensive sales and service and to having the largest installed base of HPLC instruments.

  Global Brand and Reputation. HPLC is critical to the research and development and quality control efforts of customers and can have a significant impact on their overall productivity. As a result, customers, principally scientists who run research laboratories, value proven performance. Reputation and demonstrated results are critical to end-user decisions to select an equipment supplier. In many cases, once a manufacturer's equipment is adopted in the laboratory, the costs and/or risks of switching to a different manufacturer's instruments can be high. Today the Company believes it has the largest HPLC installed base in the industry and outsells its closest competitor by two and one-half times. The "Waters" name has been associated with the HPLC market since the early 1970s when the Company pioneered the commercial adoption of HPLC technology with the introduction of the first practical, reliable high pressure solvent delivery system. The Company also introduced the first bonded reverse phase HPLC column in 1973. An independent industry survey, based on responses from approximately 8,800 U.S. customers, conducted from April 1992 through November 1995, cites Waters as the HPLC vendor they are most likely to consider when they make their next HPLC purchase.

  Technological Innovation. In the HPLC industry, technological innovation is a key component of market growth. The Company believes that it is the leader in HPLC technological innovation based upon its product introductions over the past several years and that it spends significantly more on research and development than its competitors. Since 1990, Waters has introduced a number of new products and has redesigned each of the core components within its HPLC product line including the Millennium(R) data collection software, the 717 Autosampler and the 996 Photo Diode Array detector, all of which have achieved rapid market acceptance. Products introduced by Waters within the past four years accounted for approximately 37% of the Company's net sales for 1995. The Company has recently introduced and plans to introduce within the next 12 to 16 months several new product offerings, including new products based upon mass spectrometry detection, a redesigned approach to solvent delivery for HPLC systems and new products in its Symmetry(R) consumables line.

  Comprehensive, High Quality Product Range. Waters manufactures a comprehensive range of systems and components (solvent delivery systems, sample injectors, detectors and data management and system control software) and consumables (chromatography columns and sample preparation devices), and offers related services. With over 100 instrument models and nearly 1,500 types of chromatography columns and consumables, Waters offers the most comprehensive range of HPLC products in the industry. This diverse product range enables Waters to provide solutions for virtually any liquid chromatography application. The Company is committed to maintaining the highest quality manufacturing standards and believes that by controlling these processes, it produces among the highest quality HPLC products available. Waters is more vertically integrated in those manufacturing areas critical to product quality and performance than most of its competitors, especially in the areas of precision machining and chemical synthesis. The Company's manufacturing facilities employ advanced techniques that meet the strict International Standards Organization ("ISO") 9002 quality manufacturing standards and FDA mandated Good Manufacturing Practices and the Taunton and Milford facilities are approved by the FDA to produce Class 1 medical devices. Waters' broad array of high quality products enables it to leverage its core technologies across a broad range of applications.

  Extensive Sales and Service. To meet the needs of its worldwide customer base, the Company maintains 66 offices in 29 countries and has the world's largest direct sales, service and technical support organization focused on HPLC. Its more than 550 highly-trained and educated representatives worldwide have average experience of over seven years with Waters and over ten years in the industry. Waters believes it is one of the few HPLC industry participants that both sells directly to end-users in each of its markets and provides local technical service and aftermarket support to customers in virtually every industrialized market in the world. This global presence enables Waters to provide timely, responsive support and service to its customers, many of whom operate internationally, and enables it to capitalize on growth opportunities in emerging markets. By focusing dedicated resources on HPLC, Waters is able to develop specialized service in HPLC and believes it can deliver higher quality service than its competitors who focus on a broad range of instruments.

  Largest Installed Base of HPLC Instruments. The Company believes that, based on its estimated 40% share of the U.S. installed base, it has the largest installed base of the estimated 150,000 HPLC systems in the world. This installed base provides a strong source of ongoing revenue to the Company, with approximately 39% of 1995 net sales generated by service of its HPLC equipment and the sale of consumables. The Company believes it has a competitive advantage as the market leader with respect to repeat purchases since customers are more likely to buy new systems and consumables from manufacturers whose products are compatible with their existing instruments and with whom they have past experience with respect to quality, equipment support and service. Close relationships and continual contact with its large customer base provide the Company with sales opportunities and innovative product and application ideas.

GROWTH STRATEGY

  The Company has implemented a growth strategy comprised of four major parts. The strategy focuses on accelerating new product introductions, better capitalizing on potential market opportunities, pursuing selective acquisitions and reengineering its operations to support its stand-alone HPLC business.

  New Product Introductions. The Company believes it is the HPLC technology leader based upon its product introductions over the past several years and is committed to introducing technologically advanced products. Since the beginning of 1991, the Company has invested approximately $99 million in research and development, which has resulted in its current pipeline of high value-added products. Major new product introductions launched in 1995 and 1996 and planned for the second half of 1996 include:

  . Integrity(TM) System. In October 1995, the Company shipped the first units of its Integrity(TM) system, the first product in a family of new HPLC-mass spectrometry ("HPLC-MS") benchtop products. Integrity(TM) is a system that integrates the automated separation, quantitation and detection capabilities of HPLC with the identification and characterization capabilities of mass spectrometry ("MS"). The Company's HPLC-MS benchtop equipment provides more complete data than HPLC or MS alone, is smaller, easier to use and substantially less expensive than traditional MS products and is suited for use by chemists and laboratories trained in HPLC methods, equipment and data analysis. The Company believes that Integrity(TM) will generate growth opportunities because of its lower cost (as compared with traditional MS) together with its integration of MS and HPLC. Waters' Integrity(TM) system is the first fully integrated benchtop HPLC-MS system.

  . Fluidics. In March 1996, the Company introduced its Alliance(TM) product which uses a new design for the fluidics element (solvent and sample management) of the HPLC system. Alliance(TM) brings new performance benefits to the HPLC marketplace, including improved accuracy, reproducibility, ease of use, serviceability, reduced space consumption at the laboratory bench and cost effectiveness. The new technology minimizes solvent consumption and facilitates system calibration. The Company believes this new product should improve its competitive position in the core markets for HPLC.

  . Symmetry(R). In May 1994, the Company introduced the first products in its Symmetry(R) line of consumables products, which the Company believes outperforms existing products in the marketplace due to its applicability over a wide range of compounds and its ability to deliver more accurate, reproducible results. Symmetry(R) is the result of a proprietary redesigned manufacturing process for silica media. Waters anticipates that the Symmetry(R) line of products will encompass a wide variety of columns and other sample preparation devices. The Company introduced new Symmetry(R) products during the first quarter of 1996 and plans to introduce more during the second half of 1996. These products are expected to contribute to the growth of the Company's consumables business.

  . Beyond 1996. Waters is working to develop new products to build upon the HPLC-MS and Symmetry(R) technologies. Additionally, upgrades to its Millennium(R) software are expected to expand network capabilities and connectivity to other analytical systems. The Company has research and development efforts underway to develop new capillary scale liquid chromatography and capillary electrophoresis products. Such developments, if successful, could reduce solvent consumption and allow for detection of minute sample sizes which would be particularly useful in the life sciences industry where samples are expensive and quantities are limited. The separating capabilities of these techniques could expand the applicability of HPLC into new areas. For example, capillary technologies enable separation and analysis of extremely small amounts of various compounds which historically could not be analyzed using traditional HPLC systems.

  Capitalizing on Market Opportunities. Waters believes that it is well positioned to take advantage of potential growth opportunities, including: (i) industry innovations and new product introductions such as HPLC-MS and capillary scale separations; (ii) growth in principal end-use markets such as pharmaceuticals, industrial chemicals and polymers, food and beverage, consumer products and environmental testing; (iii) increased spending by the pharmaceutical and biotech industries to develop new drugs, generic versions of existing drugs and over-the-counter drugs; (iv) increased customer emphasis on productivity and devices which accelerate time-to-market; (v) increased worldwide environmental regulation generating additional need for HPLC data collection systems, detection systems and validation procedures; (vi) continued expansion of government-mandated labeling and testing of drugs, foods and vitamins both in the U.S. and abroad; and (vii) increased instrument purchases to replace an aging installed base. The Company is targeting emerging markets with easy-to-use systems (including its new Tiger(TM) product line) and plans to leverage its global presence to take advantage of specific growth opportunities in Eastern Europe, Latin America and the Pacific Rim.

  Selective Acquisitions. In addition to internally generated growth, Waters intends to expand sales and profitability through the acquisition of closely related businesses and product lines. In particular, Waters believes that acquisitions in the highly fragmented HPLC chromatography columns and other consumables market would provide opportunities to gain niche technologies, leverage the Company's assets and expand its customer base. In July 1995, Waters began implementing this strategy with the acquisition of Phase Separations Limited, a company with a strong proprietary position in chromatography consumables, which had revenues of approximately $8.4 million in 1994. Waters also plans to selectively invest in ancillary, high value added analytical laboratory instrument technologies that complement its existing HPLC technologies and provide application solutions to existing and new customers. On May 1, 1996, the Company acquired all of the capital stock of TA Instruments, Inc. ("TAI"), the global leader in thermal analysis (the "TAI Acquisition"). The TAI Acquisition will provide the Company with a stronger presence in its non-pharmaceutical industrial markets. The Company has no other agreements or understandings regarding any material acquisitions or joint ventures at this time.

  Reengineering Operations. As part of establishing the Company as a stand-alone entity following the Acquisition (as defined below) in 1994, the Company reengineered its operations in a manner appropriate to its independent HPLC business. The Company (i) consolidated its manufacturing facilities from five to two (one of which is dedicated to instruments and one of which is dedicated to consumables), (ii) restructured its European distribution system, creating a central distribution center in Holland and eliminating distribution facilities in 13 European countries, (iii) streamlined administration (including the elimination of a major administrative site) and (iv) reengineered its production processes to reduce cycle times. During this period, the Company reduced its overall workforce by approximately 120 employees. Although the implementation of all operational changes is not yet complete, the Company has already reduced annual expenses and substantially improved profitability. Excluding 1994 and 1995 nonrecurring charges related to the purchase of Phase Separations Limited in July 1995, the acquisition of the Predecessor (as defined below) in August 1994 and the Company's initial public offering completed in November 1995, operating income was $56.3 million for the year ended December 31, 1995 and represented a 72% increase over the prior year primarily as a result of these actions. Waters plans to continue to review its operations in order to improve productivity and to reduce costs. Based upon the reengineering of its operations, the Company believes it can leverage its infrastructure to support additional sales without a corresponding increase in costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RECENT DEVELOPMENTS

  The IPO and the Redemption. In November 1995, the Company consummated an initial public offering (the "IPO") of its Common Stock which included the sale by the Company of 6,250,000 shares at an initial public offering price of $15.00 per share. In connection with the IPO, certain stockholders of the Company sold an additional 4,812,500 shares of Common Stock. Proceeds from the sale of Common Stock received by the Company were used (i) to repay a portion of the indebtedness incurred under the Company's then existing credit facility and (ii) to redeem (the "Redemption") $25 million in aggregate principal amount of the Company's 12 3/4% Senior Subordinated Notes Due 2004 (the "Senior Subordinated Notes"). The aggregate purchase price paid by the Company in connection with the Redemption was $28.2 million.

  The Tender Offer and Bank Credit Agreement Amendment. On March 7, 1996, the Company commenced a tender offer (the "Tender Offer") pursuant to which the remaining $75 million in aggregate principal amount of Senior Subordinated Notes which were not redeemed in connection with the IPO were purchased on April 4, 1996. The aggregate purchase price paid by the Company in connection with the Tender Offer was $90.6 million. Prior to the Tender Offer, in March 1996 the Company amended its senior credit facility (the "Bank Credit Agreement") by increasing the maximum availability under such facility by $125 million to $300 million in order to simplify its capital structure and provide additional flexibility.

  The TA Instruments Acquisition. On May 1, 1996 the Company acquired all of the capital stock of TAI for $84 million in cash, subject to certain adjustments, which was financed through drawings on the revolving credit facility under the Bank Credit Agreement. TAI develops, manufactures, sells and services thermal analysis instrumentation which is used for the physical characterization of polymers and related materials. The thermal analysis and rheology products offered by TAI employ the most prevalent techniques used in the analysis of polymers and other organic/inorganic materials. TAI is the global market leader in the field of thermal analysis. Net sales for TAI were approximately $47 million in 1995.

  The Company has completed this strategic acquisition in order to provide more comprehensive solutions to its polymer characterization customers in the industrial marketplace. The Company views the TAI Acquisition as a significant step toward the creation of a focused business unit geared toward the non-pharmaceutical industrial customer which would combine the thermal analysis and rheology businesses of TAI with Waters' current gel permeation chromatography (a form of HPLC) product line. There is a strong relationship between the information obtained through gel permeation chromatography and the types of information obtained from thermal analysis and rheology. Waters believes that bringing these related analytical technologies together on a common information management system platform will bring significant value to industrial customers working primarily with polymeric materials.

BACKGROUND

  On August 18, 1994, the Company purchased the assets (the "Acquisition") of the Waters Chromatography Division (the "Predecessor") of Millipore Corporation ("Millipore"). References herein to the "Company" and "Waters" refer to the Company, the Predecessor and their direct and indirect subsidiaries.

                                 THE OFFERINGS

Common Stock offered by the Selling Stockholders:
  U.S. Offering.....................                8,000,000       shares
  International Offering............                2,000,000
                                                   ----------       shares
    Total...........................               10,000,000       shares
                                                   ==========
Common Stock to be Outstanding After  28,825,482
 the Offerings(a)...................   shares
Use of Proceeds.....................  The Company is not selling shares in the
                                      Offerings and will not receive any of the
                                      proceeds from the sale of the shares
                                      offered hereby.
New York Stock Exchange Symbol......  "WAT"

- --------

(a) Excludes 5,005,560 shares that may be issued upon the exercise of options granted pursuant to the Company's performance incentive plans. Also excludes 1,000,000 shares which may be issued pursuant to an additional incentive plan which has been approved by the stockholders of the Company on May 7, 1996. See "Management."

        SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA (A)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       PREDECESSOR                                  COMPANY
                          ---------------------------------------- --------------------------------------------
                                                            FULL YEAR 1994
                                                        -----------------------
                                                                                                THREE MONTHS
                                                        JANUARY 1   AUGUST 19        YEAR           ENDED
                           YEAR ENDED DECEMBER 31,          TO          TO          ENDED         MARCH 31
                          ----------------------------  AUGUST 18, DECEMBER 31,  DECEMBER 31,  ----------------
                            1991      1992      1993       1994        1994          1995       1995     1996
                          --------  --------  --------  ---------- ------------  ------------  -------  -------
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $300,647  $309,287  $304,927   $176,097    $131,057      $332,972    $77,554  $85,313
 Cost of sales..........   125,160   123,342   124,387     73,446      49,740       126,216     30,282   32,114
 Revaluation of acquired       --        --        --         --       38,424(b)        925(b)     --       --
  inventory.............  --------  --------  --------   --------    --------      --------    -------  -------
 Gross profit...........   175,487   185,945   180,540    102,651      42,893       205,831     47,272   53,199
 S,G&A expenses (c).....   130,600   138,318   132,452     85,216      44,522       132,746     30,920   33,429
 R&D expenses...........    18,505    19,142    18,525     13,399       6,790        17,681      4,096    4,668
 Goodwill and purchased
  technology
  amortization..........       --        --        --         --        1,227(b)      3,629        903      931
 Expensed in-process
  R&D...................       --        --        --         --       53,918(b)        --         --       --
 Management fee (d).....       --        --        --         --          552         5,393        387      --
 Restructuring                 --        --     13,000        --        3,500           --         --       --
  charge(e).............  --------  --------  --------   --------    --------      --------    -------  -------
 Operating income
  (loss)................    26,382    28,485    16,563      4,036     (67,616)       46,382     10,966   14,171
 Interest expense,
  net(f)................     2,185     2,107     2,072        828      12,011        30,315      8,119    3,954
 Unrealized (gains)
  losses on future cash
  flow hedges(g)........       --        --        --         --         (923)        1,142      3,886      --
 Realized (gains) on           --        --        --         --          --         (2,317)       --       --
  cash flow hedges(g)...  --------  --------  --------   --------    --------      --------    -------  -------
 Income (loss) from con-
  tinuing operations
  before income taxes...    24,197    26,378    14,491      3,208     (78,704)       17,242     (1,039)  10,217
 Provision (benefit) for     6,423     6,180     4,169        916       1,487         3,129       (199)   2,042
  income taxes(h).......  --------  --------  --------   --------    --------      --------    -------  -------
 Income (loss) from con-
  tinuing operations....    17,774    20,198    10,322      2,292     (80,191)       14,113       (840)   8,175
 (Loss) income from dis-
  continued operations,
  net of tax(i).........       (59)      108        (9)      (448)        787           --         --       --
 Estimated (loss) on
  disposal of discontin-       --        --        --         --       (8,000)          --         --       --
  ued operations(i).....  --------  --------  --------   --------    --------      --------    -------  -------
 Income (loss) before
  extraordinary item....    17,715    20,306    10,313      1,844     (87,404)       14,113       (840)   8,175
 Extraordinary item--
  (loss) on early re-          --        --        --         --          --        (12,112)       --       --
  tirement of debt......  --------  --------  --------   --------    --------      --------    -------  -------
 Income (loss) before
  cumulative effect of
  change in accounting
  principle.............    17,715    20,306    10,313      1,844     (87,404)        2,001       (840)   8,175
 Cumulative effect of
  change in accounting         --     (2,228)      --         --          --            --         --       --
  principle(j)..........  --------  --------  --------   --------    --------      --------    -------  -------
 Net income (loss)......    17,715    18,078    10,313      1,844     (87,404)        2,001       (840)   8,175
 Less: accretion of and
  dividend on preferred        --        --        --         --          330           902        222      229
  stock(k)..............  --------  --------  --------   --------    --------      --------    -------  -------
 Net income (loss)
  available to common     $ 17,715  $ 18,078  $ 10,313   $  1,844    $(87,734)     $  1,099    $(1,062) $ 7,946
  stockholders..........  ========  ========  ========   ========    ========      ========    =======  =======
 Income (loss) per com-
  mon share:
 (Loss) income per com-
  mon share from
  continuing operations.                                             $  (3.38)     $   0.54    $ (0.04) $  0.26
 (Loss) per common share
  from discontinued
  operations............                                                (0.30)          --         --       --
 Extraordinary (loss)                                                     --          (0.49)       --       --
  per common share......                                             --------      --------    -------  -------
 Net (loss) income per                                               $  (3.68)     $   0.05    $ (0.04) $  0.26
  common share..........                                             ========      ========    =======  =======
 Weighted average number
  of common shares......                                               23,852        24,582     23,852   30,925

                                                                  PRO FORMA
                                                             THREE MONTHS ENDED
                                                                  MARCH 31,
                                                             -------------------
                                              PRO FORMA 1995     1995      1996
                                              -------------- --------- ---------
PRO FORMA STATEMENT OF CONTINUING OPERATIONS
 DATA(L):
 Net sales..................................     $379,569    $  87,285 $  95,910
 Operating income...........................       58,921       12,308    14,948
 Interest expense, net......................       20,279        5,396     4,099
 Income from continuing operations..........       32,962        3,090     8,595
 Accretion of and dividend on preferred
  stock(k)..................................          902          222       229
 Income per common share from continuing
  operations(m).............................         1.06         0.10      0.27

                                     PREDECESSOR                                        COMPANY
                         --------------------------------------   -----------------------------------------------------
                                                         FULL YEAR 1994
                                                     -------------------------
                                                     JANUARY 1     AUGUST 19         YEAR     THREE MONTHS THREE MONTHS
                         YEAR ENDED DECEMBER 31,         TO            TO           ENDED        ENDED        ENDED
                         --------------------------  AUGUST 18,   DECEMBER 31,   DECEMBER 31,  MARCH 31,    MARCH 31,
                           1991      1992     1993      1994          1994           1995         1995         1996
                         --------  --------  ------  ----------   ------------   ------------ ------------ ------------
OTHER DATA:
 Depreciation and
  amortization.......... $  7,482  $  8,857  $9,265    $6,323       $ 4,394        $13,774      $ 3,460      $ 3,639
 Capital expenditures...    7,896    10,739   8,439     5,935         2,191          9,878        3,020        2,463
 Adjusted operating
  income(n).............   26,382    28,485  29,563     4,036(o)     28,778(o)      56,267       11,353       14,171
 Adjusted operating
  income as a percentage
  of net sales(n).......      8.8%      9.2%    9.7%      2.3%(o)      22.0%(o)       16.9%        14.6%        16.6%
                          MARCH 31, 1996
                         ------------------
                                     PRO
                          ACTUAL    FORMA
                         --------  --------
BALANCE SHEET DATA(P):
 Working capital........ $ 49,184  $ 60,283
 Total assets...........  295,797   361,639
 Total debt.............  144,403   244,545
 Redeemable preferred
  stock(k)..............    6,461     6,461
 Stockholders' equity...   65,609    23,609

- -------
(a) The periods beginning August 19, 1994 reflect data of the Company and its subsidiaries. The periods prior to and including August 18, 1994 reflect data of the Predecessor, substantially all of the assets of which were acquired by Waters Corporation on August 18, 1994 from Millipore. Because of the revaluation of the assets and liabilities acquired and related impact to the statement of operations, the financial statements of the Predecessor for the periods prior to August 19, 1994 are not strictly comparable to those of the Company subsequent to that date. See "The Company--Background."

(b) Results for the period from August 19, 1994 to December 31, 1994 included several charges related to the Acquisition. The Company recorded charges resulting from the revaluation of acquired inventory and for expensed in-process R&D. During this period, the Company also began recording amortization expense related to acquired goodwill and purchased technology. Results for the year ended December 31, 1995 included a charge resulting from the revaluation of acquired inventory arising from the acquisition of Phase Separations Limited.

(c) For the year ended December 31, 1995, selling, general and administrative expenses included a $3,567 fourth quarter nonrecurring charge for the one-time acceleration of vesting of compensatory stock options.

(d) Management fees were incurred in connection with the Management Services Agreement (as defined below) which services were terminated upon consummation of the IPO in November 1995. See "Certain Relationships and Related Transactions--Management Services Agreement."

(e) In the fourth quarter of 1994, the Company recorded a $3,500 restructuring charge for the cost of actions taken in Japan and Europe to restructure sales and administrative functions and to reduce the size of its workforce. In the first quarter of 1993, the Predecessor recorded a restructuring charge of $13,000 to cover costs associated with reorganizing into market-focused business units, reducing the size of its workforce and closing certain facilities.

(f) Predecessor interest expense was an allocation of Millipore's worldwide net interest expense based upon the ratio of the Predecessor's net assets to Millipore's net assets. No debt obligations of Millipore were reflected on the Predecessor's balance sheets.

(g) The Company has periodically entered into forward exchange contracts to hedge the U.S. dollar value of a portion of its anticipated future international cash flows. The contract maturities were chosen to correspond to the expected realization of the underlying cash flows. Generally accepted accounting principles require that any contracts outstanding at period end be valued at current market value even though they hedge anticipated future cash flows. Resulting unrealized gains (losses) on future cash flow hedges are reported separately from realized gains (losses)

                                              (footnotes continued on next page)
  on cash flow hedges which are recorded when contracts mature. In December 1995, the Company ceased to hedge anticipated future international cash flows and therefore liquidated those particular forward foreign currency contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(h) The Predecessor provision for income taxes was computed as if the Predecessor operated on a stand-alone basis.
(i) On December 31, 1994, the Company announced a plan to sell its process mass spectrometry business and recorded an $8,000 estimated loss on the expected sale of this discontinued operation. In July 1995, the Company sold a substantial portion of this business and the remainder of the business was sold in January 1996.

(j) In 1992, the Predecessor recorded an after tax charge to income of $2,228 for the adoption of the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions."

(k) Redeemable preferred stock represents the estimated fair market value of stock issued to Millipore in connection with the Acquisition increased by periodic accretion to liquidation value and accumulated but unpaid dividends. The preferred stock must be redeemed by the Company in 2006.

(l) The summary unaudited pro forma statement of continuing operations data has been prepared to give effect to the TAI Acquisition, the Tender Offer, the IPO and the application of the net proceeds therefrom, together with borrowings under the Bank Credit Agreement (as defined below), to repay all outstanding indebtedness under the Prior Bank Credit Agreement (as defined below) and to make the Redemption as if these events occurred on January 1, 1995.

(m) There were 30,178, 30,178, and 30,925 weighted average shares of common stock and common stock equivalents outstanding for the year ended December 31, 1995, and for the three months ended March 31, 1995 and 1996, respectively, after giving effect to the IPO.

(n) Adjusted operating income and adjusted operating income as a percentage of net sales exclude the following non-recurring charges: revaluation of acquired inventory, expensed in-process R&D, the management fee paid in connection with the Management Services Agreement, the one-time acceleration of vesting of compensatory stock options and restructuring charges.

(o) Based on historical shipment patterns within a quarter, the Company typically generates losses in the first half of a quarter and income in the second half. As a result, adjusted operating income for the period January 1 to August 18, 1994 was adversely affected by the timing of the Acquisition in the middle of a quarter and, conversely, adjusted operating income for the period August 19, 1994 to December 31, 1994 was favorably affected.

(p) The summary unaudited pro forma balance sheet data have been prepared to give effect to the TAI Acquisition and the Tender Offer, as if these events had occurred on the balance sheet date.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before making an investment in the Common Stock offered hereby. This Prospectus includes forward looking statements. These statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION; HPLC MARKET

  The HPLC market is highly competitive, and the Company encounters competition from several international instrument manufacturers and other companies in both domestic and foreign markets. Certain competitors are divisions of significantly larger companies which have greater financial and other resources than the Company. There can be no assurances that the Company's competitors will not introduce more effective and less costly products than those of the Company. See "Competition."

  The HPLC industry, from 1992 to 1994, experienced low sales growth. Approximately 43% of Waters' net sales in 1995 were to the worldwide pharmaceutical industry, which experienced slowed purchases of HPLC products prior to 1995 due to unfavorable industry conditions and consolidations. Unfavorable HPLC industry conditions could have a material adverse effect on the Company's results of operations.

CONCENTRATED MANUFACTURING OPERATIONS INCREASE RISK OF DISRUPTION

  The Company manufactures its HPLC instruments at its facility in Milford, Massachusetts and its separation columns at its facility in Taunton, Massachusetts. TAI manufactures all of its thermal analysis products at its facility in Newcastle, Delaware. Any prolonged disruption to the operations at either facility, whether due to labor difficulties, destruction of or damage to either facility or other reasons, could have a material adverse effect on the Company's results of operations and financial condition.

FOREIGN EXCHANGE RATES CAN ADVERSELY AFFECT RESULTS OF OPERATIONS

  Approximately 65% of Waters' 1995 net sales were outside of the United States and were primarily denominated in foreign currencies. As a result, a significant portion of the Company's sales and operations are subject to certain risks, including adverse developments in the foreign political and economic environment, tariffs and other trade barriers, difficulties in staffing and managing foreign operations and potentially adverse tax consequences.

  Additionally, the U.S. dollar value of the Company's net sales varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. dollar relative to certain foreign currencies could have a material adverse effect on Waters' results of operations. In 1995, each 1% average strengthening of the dollar would have decreased reported net sales by approximately $2.2 million but the impact on net income and cash flow would have been significantly less as a result of offsetting effects of local currency expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL INDEBTEDNESS

  The Company has substantial indebtedness. Subject to the terms and conditions of the Bank Credit Agreement, Waters may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes. The level of the Company's indebtedness could have important consequences to holders of the Common Stock, given that: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; and
(iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and economic conditions. Certain of the Company's competitors currently operate on a less leveraged basis and, as a result, have significantly greater financing flexibility than the Company.

  The Bank Credit Agreement imposes operating and financial restrictions on the Company. The Bank Credit Agreement contains covenants which limit (subject to certain exceptions): (i) the incurrence of additional indebtedness; (ii) the payment of dividends; (iii) transactions with affiliates; (iv) asset sales, acquisitions, mergers and consolidations; (v) prepayments of other indebtedness; (vi) the creation of liens and encumbrances; and (vii) other matters customarily restricted in such agreements. In addition, substantially all of the Company's assets, including the stock of its subsidiaries, are pledged to secure indebtedness under the Bank Credit Agreement. There can be no assurance that the Company's existing cash balances and cash flow from operations together with borrowings under the Bank Credit Agreement will be sufficient to meet all of its debt service requirements and to fund its capital expenditure requirements for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

RELIANCE ON KEY MANAGEMENT

  The operation of the Company requires managerial and operational expertise. None of the key management employees has an employment contract with the Company, and there can be no assurance that such individuals will remain with the Company. If, for any reason, such key personnel do not continue to be active in management, the Company's operations could be adversely affected. As of November 22, 1995, the Company's executive officers, including key management employees, owned 1,816,349 shares of Common Stock and held options to purchase approximately 4,371,975 additional shares of Common Stock, representing on a fully diluted basis an approximately 18.3% aggregate ownership interest. See "Management" and "Principal and Selling Stockholders."

POSSIBLE ADVERSE EFFECT ON MARKET PRICE DUE TO SHARES ELIGIBLE FOR FUTURE SALE

  In addition to the shares of Common Stock sold in the Offerings, the 11,062,500 shares of Common Stock sold in the IPO will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations of Rule 144.

  In connection with the Offerings, all Selling Stockholders and certain members of management have agreed not to dispose of any shares for a period of 90 days from the date of this Prospectus, or to make any demand for or exercise any right with respect to the registration of the shares; and the Company's executive officers, non-selling directors and certain other members of management, and certain other stockholders who hold in the aggregate 1,316,401 shares of Common Stock, have agreed not to dispose of any shares for a period of 75 days from the date of the Prospectus or to make any demand for or exercise any right with respect to the registration of their shares; and the Company has agreed not to dispose of any shares (other than issuances by the Company of certain employee stock options and shares covered thereby) for a period of 90 days from the date of this Prospectus, in each case without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") on behalf of the Underwriters. Certain existing stockholders have also waived all rights to register securities owned by them in connection with the Offerings. Upon expiration of the lock-up periods, the shares of Common Stock subject to the lock-ups will be eligible for sale subject to certain volume and other resale limitations of Rule 144 and Rule 144A under the Securities Act.

  No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible For Future Sale" and "Underwriting."

RESTRICTION ON PAYMENT OF DIVIDENDS ON COMMON STOCK

  The Company does not expect to pay dividends for the foreseeable future. The Bank Credit Agreement restricts the ability of the Company to pay dividends on the Common Stock. See "Price Range of Common Stock and Dividend Policy" and "Description of Certain Indebtedness."

ANTITAKEOVER PROVISIONS

  The Company's Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions include advance notice procedures for stockholders to nominate candidates for election as directors of the Company and for stockholders to submit proposals for consideration at stockholders' meetings. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of the company's outstanding capital stock). This provision of Delaware law also may have the effect of deterring certain potential acquisitions of the Company. See "Description of Capital Stock."

                                  THE COMPANY

GENERAL

  Waters is the world's largest manufacturer, distributor and provider of HPLC instruments, chromatographic columns and other consumables, and related service. In 1994, the Company's market share was approximately 21% of the estimated $1.5 billion global HPLC market, which the Company believes was two and one-half times greater than its next leading competitor. Waters serves a worldwide client base with 65% of its 1995 net sales to customers outside of the U.S.

  HPLC is the largest product segment of the analytical instrument market. HPLC is utilized in a broad range of industries to detect, identify, monitor and measure the chemical, physical and biological composition of materials, and to purify a full range of compounds. Customers include manufacturers of pharmaceuticals (ethical, generic and over-the-counter), industrial chemicals and polymers, food, beverages, and consumer products, as well as biotechnology companies, environmental testing companies, universities, hospitals and government agencies. HPLC is used for research and development, methods development, manufacturing and quality control due to its ability to identify approximately 80% of all known compounds and to operate in an automated manner, increasing productivity at a low cost to the user. Examples of HPLC applications include identification of new drug compounds, nutritional content analysis for food and beverage labeling, environmental testing of waste water and hazardous materials and quality control for a wide range of consumer and industrial products.

  The principal executive offices of the Company are located at 34 Maple Street, Milford, Massachusetts 01757 and its telephone number is (508) 478-2000.

RECENT DEVELOPMENTS

  The IPO and the Redemption. In November 1995, the Company consummated the IPO of its Common Stock which included the sale by the Company of 6,250,000 shares at an initial public offering price of $15.00 per share. In connection with the IPO, certain stockholders of the Company sold an additional 4,812,500 shares of Common Stock. Proceeds from the sale of Common Stock received by the Company were used (i) to repay a portion of the indebtedness incurred under the Company's then existing credit facility and (ii) for the Redemption. The aggregate purchase price paid by the Company in connection with the Redemption was $28.2 million.

  The Tender Offer and Bank Credit Agreement Amendment. On March 7, 1996, the Company commenced the Tender Offer pursuant to which the remaining $75 million in aggregate principal amount of Senior Subordinated Notes which were not redeemed in connection with the IPO were purchased on April 4, 1996. The aggregate purchase price paid by the Company in connection with the Tender Offer was $90.6 million. Prior to the Tender Offer, in March 1996 the Company amended the Bank Credit Agreement by increasing the maximum availability under such facility by $125 million to $300 million in order to simplify its capital structure and provide additional flexibility.

  The TA Instruments Acquisition. On May 1, 1996, the Company acquired all of the capital stock of TAI for $84 million in cash, subject to certain adjustments, which was financed through drawings on the revolving credit facility under the Bank Credit Agreement. TAI develops, manufactures, sells and services thermal analysis instrumentation which is used for the physical characterization of polymers and related materials. The thermal analysis and rheology products offered by TAI are among the most prevalent techniques employed in the analysis of polymers and other organic/inorganic materials. TAI is the global market leader in the field of thermal analysis. Net sales for TAI were approximately $47 million in 1995.

  The Company has completed this strategic acquisition in order to provide more comprehensive solutions to its polymer characterization customers in the industrial marketplace. The Company views the TAI Acquisition as a significant step toward the creation of a focused business unit geared toward the non-pharmaceutical industrial customer which would combine the thermal analysis and rheology businesses of TAI with Waters' current gel permeation chromatography product line. There is a strong relationship between the information obtained through gel permeation chromatography and the types of information obtained from thermal analysis. Waters believes that bringing these related analytical technologies together on a common information management system will bring significant value to industrial customers working primarily with polymeric materials.

BACKGROUND

  On August 18, 1994, the Company consummated the Acquisition of the Predecessor from Millipore.

                                USE OF PROCEEDS

  The Company is not selling shares of Common Stock in the Offerings and will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is traded on the New York Stock Exchange under the symbol "WAT." The following table sets forth on a per share basis, for the periods indicated, the high and low sales prices of the Common Stock as reported by the New York Stock Exchange. The Common Stock was not publicly traded prior to the IPO.

                                                               PRICE RANGE
                                                             ---------------
                                                              HIGH     LOW
     FISCAL 1995:                                            ------- -------
       Fourth Quarter (from November 17, 1995).............  $18 1/4 $13 1/4
     FISCAL 1996:
       First Quarter.......................................   24 5/8  16 3/4
       Second Quarter (through May 9, 1996)................   30      24 3/8

  A recent closing price as reported on the New York Stock Exchange is set forth on the cover page of this Prospectus.

  Since the Acquisition, except as described below, the Company has not declared or paid any cash or other dividends on its Common Stock and does not expect to pay dividends for the foreseeable future. The Company anticipates that for the foreseeable future, earnings will be reinvested in the business. The Company's Bank Credit Agreement restricts the Company's ability to pay dividends or make other distributions on its Common Stock. The Bank Credit Agreement provides that, among other limited exceptions, the Company may pay dividends to holders of its Common Stock in an aggregate amount of $2 million, plus the lesser of $2 million and the Cumulative Income Amount (as defined, which definition includes approximately one quarter of net income less expenditures for certain capital expenditures and dividends). The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors of the Company (the "Board"). Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board. On September 12, 1995, the Company declared and paid a special distribution of approximately $16.2 million (the "Special Distribution") to holders of the Company's Common Stock and warrants to acquire its Common Stock.

                                CAPITALIZATION

  The following table sets forth the historical capitalization of the Company at March 31, 1996 and on a pro forma basis to give effect to the Tender Offer and the TAI Acquisition. This table should be read in conjunction with the consolidated financial statements and the pro forma financial data of the Company and notes thereto appearing elsewhere in this Prospectus. See "Selected Consolidated Financial Data" and "Unaudited Pro Forma Financial Data."

                                                             MARCH 31, 1996
                                                            ------------------
                                                                        PRO
                                                             ACTUAL    FORMA
                                                            --------  --------
                                                               (DOLLARS IN
                                                                THOUSANDS
                                                            EXCEPT PER SHARE
                                                                  DATA)
Short-term debt (a)........................................ $  1,303  $  1,303
                                                            ========  ========
Long-term debt:
  Loans under Bank Credit Agreement (a).................... $ 68,100  $243,242
  Senior Subordinated Notes................................   75,000       --
                                                            --------  --------
    Total long-term debt...................................  143,100   243,242
Redeemable preferred stock (b).............................    6,461     6,461
Stockholders' equity:
  Common Stock, par value $0.01 per share, 50,000,000
   shares authorized,
   28,795,685 shares issued and outstanding (c)............      288       288
  Additional paid-in capital...............................  145,089   145,089
  Deferred stock option compensation.......................     (993)     (993)
  Accumulated deficit (d)..................................  (77,228) (119,228)
  Translation adjustments..................................   (1,143)   (1,143)
  Minimum pension liability adjustment.....................     (404)     (404)
                                                            --------  --------
    Total stockholders' equity.............................   65,609    23,609
                                                            --------  --------
    Total capitalization................................... $215,170  $273,312
                                                            ========  ========

- --------

(a) On a pro forma basis as of March 31, 1996, the Company would have had availability of $55,455 under the Bank Credit Agreement and cash of $1,825.

(b) Redeemable preferred stock represents the estimated fair value of the stock issued to Millipore in connection with the Acquisition increased by periodic accretion to liquidation value and accumulated but unpaid dividends. The preferred stock has a liquidation value of $10,000 and accrues cumulative dividends of 6% per annum based upon the liquidation value thereof, for each year in which the Company does not pay cash dividends. The preferred stock must be redeemed by the Company in 2006.

(c) Does not include shares that may be issued upon exercise of options granted pursuant to the Company's stock option plan.

(d) Pro forma accumulated deficit includes the estimated $22,000 extraordinary loss from the Tender Offer and $20,000 immediate write-off of acquired in process research and development from the TAI Acquisition. See "Unaudited Pro Forma Financial Data."

                      UNAUDITED PRO FORMA FINANCIAL DATA

  The following unaudited pro forma consolidated statements of continuing operations for the year ended December 31, 1995 give effect to (i) the TAI Acquisition, (ii) the Tender Offer, (iii) the Redemption and (iv) the IPO and the application of the net proceeds therefrom, together with borrowings under the Bank Credit Agreement, to repay all outstanding indebtedness under the Prior Bank Credit Agreement as if each of such events had occurred on January 1, 1995. The unaudited pro forma statements of continuing operations for the three month period ended March 31, 1996 give effect to the TAI Acquisition and the Tender Offer as if each of such events had occurred on January 1, 1995. The unaudited pro forma balance sheet of the Company at March 31, 1996 was prepared as if items (i) and (ii) above had occurred on such date.

  The unaudited pro forma financial data are based on the historical consolidated financial statements for the Company and TAI and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma statements of continuing operations do not (i) purport to represent what the Company's results of operations actually would have been if the events described above had occurred as of the dates indicated or what such results will be for any future periods or (ii) give effect to certain non-recurring charges which resulted from these events. The unaudited pro forma financial data are based upon assumptions that the Company believes are reasonable and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

                               WATERS CORPORATION

   UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF CONTINUING OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                          WATERS CORPORATION    IPO AND      TA INSTRUMENTS, INC. TA INSTRUMENTS, INC.
                              HISTORICAL      TENDER OFFER        HISTORICAL          ACQUISITION        PRO
                           DECEMBER 31,1995  ADJUSTMENTS(A)    DECEMBER 31,1995       ADJUSTMENTS       FORMA
                          ------------------ --------------  -------------------- -------------------- --------
Net sales...............       $332,972                            $46,597                             $379,569
Cost of sales...........        126,216                             17,533              $    20 (e)     143,769
Revaluation of acquired
 inventory..............            925                                --                                   925
                               --------                            -------              -------        --------
 Gross profit...........        205,831                             29,064                  (20)        234,875
Selling, general and
 administrative
 expenses...............        132,746                             16,719                   80 (e)     149,545
Research and development
 expenses...............         17,681                              2,072                   15 (e)      19,768
Goodwill and purchased
 technology, net........          3,629                              1,962                1,050 (e)       6,641
Management fee..........          5,393         $(5,393)(b)            --                                   --
                               --------         -------            -------              -------        --------
 Operating income.......         46,382           5,393              8,311               (1,165)         58,921
Interest expense, net...         30,315         (15,996)(c)          4,278                1,682 (f)      20,279
Unrealized losses on
 future cash flow
 hedges.................          1,142                                --                                 1,142
Realized (gains) on cash
 flow hedges............         (2,317)                               --                                (2,317)
Other (income), net.....            --                                (434)                                (434)
                               --------         -------            -------              -------        --------
 Income from continuing
  operations before
  income taxes..........         17,242          21,389              4,467               (2,847)         40,251
Provision for income
 taxes (income tax
 benefit)...............          3,129           3,850(d)            (345)                 655 (d)       7,289
                               --------         -------            -------              -------        --------
 Income from continuing
  operations............         14,113          17,539              4,812               (3,502)         32,962
                               --------         -------            -------              -------        --------
Accretion of and
 dividend on preferred
 stock..................            902                              1,014               (1,014)(g)         902
                               --------         -------            -------              -------        --------
 Income from continuing
  operations available
  to common
  stockholders..........       $ 13,211         $17,539            $ 3,798              $(2,488)       $ 32,060
                               ========         =======            =======              =======        ========
 Income per common share
  from continuing
  operations............       $    .54                                                                $   1.06
                               ========                                                                ========
Weighted average number
 of common shares.......         24,582                                                                  30,178(h)

     See Notes to Unaudited Pro Forma Consolidated Statements of Continuing
                                Operations.

                               WATERS CORPORATION

   UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF CONTINUING OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                          WATERS CORPORATION    IPO AND      TA INSTRUMENTS, INC. TA INSTRUMENTS, INC.
                              HISTORICAL      TENDER OFFER        HISTORICAL          ACQUISITION        PRO
                           MARCH  31, 1996   ADJUSTMENTS(A)     MARCH 31, 1996        ADJUSTMENTS       FORMA
                          ------------------ --------------  -------------------- -------------------- -------
Net sales...............       $85,313                             $10,597                             $95,910
Cost of sales...........        32,114                               4,066               $   5(e)       36,185
                               -------                             -------               -----         -------
 Gross profit...........        53,199                               6,531                  (5)         59,725
Selling, general and
 administrative
 expenses...............        33,429                               4,052                  20 (e)      37,501
Research and development
 expenses...............         4,668                                 983                   3 (e)       5,654
Goodwill and purchased
 technology, net........           931                                 428                 263 (e)       1,622
                               -------          -------            -------               -----         -------
 Operating income.......        14,171                               1,068                (291)         14,948
Interest expense, net...         3,954          ($1,216)(i)            955                 406 (j)       4,099
Other expense, net......           --                                  105                                 105
                               -------          -------            -------               -----         -------
 Income from continuing
  operations before
  income taxes..........        10,217            1,216                  8                (697)         10,744
Provision for income
 taxes (income tax
 benefit)...............         2,042              243(d)             (57)                (79) (d)      2,149
                               -------          -------            -------               -----         -------
 Income from continuing
  operations............         8,175              973                 65                (618)          8,595
                               -------          -------            -------               -----         -------
Accretion of and
 dividend on preferred
 stock..................           229                                 273                (273)(g)         229
                               -------          -------            -------               -----         -------
 Income (loss) from
  continuing operations
  available to common
  stockholders..........       $ 7,946          $   973            $  (208)              $(345)        $ 8,366
                               =======          =======            =======               =====         =======
 Income per common share
  from continuing
  operations............       $   .26                                                                 $   .27
                               =======                                                                 =======
Weighted average number
 of common shares.......        30,925                                                                  30,925

     See Notes to Unaudited Pro Forma Consolidated Statements of Continuing
                                Operations.

                              WATERS CORPORATION

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF
                             CONTINUING OPERATIONS

                            (DOLLARS IN THOUSANDS)

(a) The Unaudited Pro Forma Statements of Continuing Operations exclude the estimated $22,000 nonrecurring charge related to the write-off of unamortized debt issuance costs and redemption premium for the early extinguishment of $75,000 principal amount of such indebtedness. This charge will be recorded as an extraordinary charge in the second quarter of 1996. The Unaudited Pro Forma Statement of Continuing Operations for the year ended December 31, 1995 also excludes the extraordinary loss of $12,112 recorded in the fourth quarter of 1995 from the early extinguishment of $25,000 principal amount of Senior Subordinated Notes and the repayment of all indebtedness under the Prior Bank Credit Agreement.

(b) Reflects the elimination of the AEA and Bain management fee which was discontinued upon the consummation of the Company's IPO.

(c) Adjustment of $12,750 to reflect the elimination in interest expense on $100,000 of repurchased and redeemed Senior Subordinated Notes (which bore interest of 12.75% per annum), an adjustment of $2,216 to reflect the reduction of deferred financing costs associated with such indebtedness and the Prior Bank Credit Agreement and an adjustment of $1,030 to reflect the reduction in interest expense related to pro forma borrowings under the Bank Credit Agreement (assuming an interest rate of 7.05% per annum).

(d) Adjustment to income tax expense to reflect the estimated income tax effects of certain pro forma adjustments. The Company's pro forma effective income tax rate is lower than the U.S. federal statutory rate due to net operating loss carryforwards offset by the effect of nondeductible acquisition related amortization.

(e) Reflects amortization of the depreciable write-up to property, plant and equipment over the estimate of its composite useful life (7 years) and the amortization of goodwill arising from the TAI Acquisition over a 40 year period. Amortization of the depreciable property, plant and equipment write-up has been allocated among costs of sales, selling, general and administrative expenses and research and development expenses.

(f) Represents the elimination of TAI historical interest expense amounting to $4,278 incurred as a stand alone company and incremental interest expense of $5,960 resulting from borrowings under the Bank Credit Agreement totaling $84,500 to fund the TAI Acquisition (assuming an interest rate of 7.05% per annum).

(g) Represents the elimination of dividends on TAI historical preferred stock.

(h) Pro forma income per share from continuing operations for the year ended December 31, 1995 have been computed using the weighted average number of common shares and common share equivalents outstanding adjusted for the Company's IPO. Common share equivalents result from outstanding options and warrants to purchase Common Stock. The warrants were exercised in October 1995.

(i) Adjustment of $2,392 to reflect the elimination in interest expense on $75,000 of repurchased Senior Subordinated Notes (which bore interest of 12.75% per annum), an adjustment of $212 to reflect the reduction in deferred financing costs associated with such indebtedness and an adjustment of $1,388 to reflect an increase in interest expense related to pro forma borrowings under the Bank Credit Agreement (assuming an interest rate of 6.44% per annum).

(j) Represents the elimination of TAI historical interest expense amounting to $955 incurred as a stand alone Company and incremental interest expense of $1,361 resulting from borrowings under the Bank Credit Agreement totaling $84,500 to fund the TAI Acquisition (assuming an interest rate of 6.44% per annum).

                               WATERS CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                 (IN THOUSANDS)

                         WATERS CORPORATION                TA INSTRUMENTS, INC. TA INSTRUMENTS, INC.
                             HISTORICAL     TENDER OFFER        HISTORICAL          ACQUISITION        PRO
                           MARCH 31, 1996   ADJUSTMENTS       MARCH 31, 1996        ADJUSTMENTS       FORMA
                         ------------------ ------------   -------------------- -------------------- --------
         ASSETS
Current assets..........      $121,034                           $ 19,120             $  4,400 (c)   $139,833
                                                                                        (4,721)(d)
Property, plant and
 equipment, net.........        70,277                              3,110                  800 (e)     74,187
Other assets, including
 purchased technology...        32,346        $ (5,542)(a)          7,455                              34,259
Goodwill, net...........        72,140                                --                41,220 (f)    113,360
                              --------        --------           --------             --------       --------
Total assets............      $295,797        $ (5,542)          $ 29,685             $ 41,699       $361,639
                              ========        ========           ========             ========       ========
 LIABILITIES AND EQUITY
       (DEFICIT)
Current liabilities.....      $ 71,850        $    816 (a)       $ 12,895             $ (6,011)(d)   $ 79,550
Loans under Bank Credit
 Agreement..............        68,100          90,642 (b)         25,000               84,500 (g)    243,242
                                                                                       (25,000)(d)
Senior Subordinated
 Notes..................        75,000         (75,000)(b)            --                                  --
Redeemable preferred
 stock..................         6,461                              8,218               (8,218)(h)      6,461
Other liabilities.......         8,777                                359                 (359)(h)      8,777
Equity (deficit)........        65,609         (22,000)(a)        (16,787)              16,787 (h)     23,609
                                                                                       (20,000)(i)
                              --------        --------           --------             --------       --------
Total liabilities and
 equity (deficit).......      $295,797        $ (5,542)          $ 29,685             $ 41,699       $361,639
                              ========        ========           ========             ========       ========


     See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet.

                              WATERS CORPORATION

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                (IN THOUSANDS)

(a) Represents estimated extraordinary loss of $22,000 due to the repurchase of Senior Subordinated Notes, including $5,542 of debt issuance costs, $816 of related expenses and $15,642 of premium.

(b) Represents the repurchase of $75,000 principal amount of Senior Subordinated Notes through additional borrowing under the Bank Credit Agreement totaling $90,642, including repurchase premium (see note a above).

(c) The Company will write-up the value of certain inventory in connection with the purchase price allocation. This write-up will be charged to cost of goods sold during 1996. This one-time charge (currently estimated to be $4,400) has not been reflected in the accompanying Pro Forma Statement of Continuing Operations due to its non-recurring nature.

(d) Represents the elimination of certain assets and liabilities excluded from the TAI Acquisition.

(e) Represents the estimated write-up to fair value of property, plant and equipment.

(f) Represents estimated goodwill resulting from the TAI Acquisition.

(g) Represents additional borrowings under the Bank Credit agreement to fund the TAI Acquisition.

(h) Represents the elimination of TA Instruments, Inc. historical equity, redeemable preferred stock and deferred income tax accounts.

(i) In accordance with generally accepted accounting principles ("GAAP") the Company will allocate a portion of the purchase price to in-process research and development projects that have an economic value, and since GAAP does not permit the capitalization of research and development, immediately write-off this value (currently estimated at $20 million) as a charge to operations upon consummation of the TAI Acquisition. This one-time charge is reflected in the Pro Forma Balance Sheet but not in the Pro Forma Statement of Continuing Operations due to its non-recurring nature.

  Under purchase accounting, the total purchase cost will be allocated to the acquired assets and liabilities of TA Instruments, Inc. based on their relative fair values. Allocations are subject to valuations as of the date of the TAI Acquisition based upon appraisals and other studies which are not yet completed. Accordingly, the final allocations may be different from the amounts reflected herein although such differences are not expected to be material. The amount and components of the estimated price along with the allocation of the estimated purchase price to assets and liabilities assumed are as follows:

     Contractual purchase price...................................... $ 84,000
     Estimated acquisition costs.....................................      500
                                                                      --------
       Total estimated purchase price................................ $ 84,500
                                                                      ========
     Historical stockholders' deficit at March 31, 1996.............. $(16,787)
     Elimination of certain assets...................................   (4,721)
     Elimination of certain liabilities including redeemable pre-
      ferred stock...................................................   39,588
     Estimated write-up of inventories...............................    4,400
     Estimated write-up of property, plant and equipment.............      800
     Goodwill........................................................   41,220
     In-process research and development.............................   20,000
                                                                      --------
                                                                      $ 84,500
                                                                      ========

                   SELECTED CONSOLIDATED FINANCIAL DATA (a)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Set forth below are selected historical financial data of the Predecessor and the Company as of the dates and for the periods shown. The selected historical financial data as of December 31, 1992 and 1993, for the years ended December 31, 1991, 1992 and 1993, and for the periods from January 1, 1994 through August 18, 1994 were derived from the historical financial statements of the Predecessor for such periods that were audited by Coopers & Lybrand L.L.P., independent auditors. The selected historical financial data of the Predecessor as of December 31, 1991 were derived from unaudited historical financial statements of the Predecessor for such period. The selected historical financial data as of December 31, 1994 and 1995 and for the period from August 19, 1994 through December 31, 1994 and the year ended December 31, 1995 were derived from the historical financial statements of the Company that were audited by Coopers & Lybrand L.L.P., whose report appears elsewhere in this Prospectus. The selected historical data of the Company for the three month periods ended March 31, 1995 and 1996 are unaudited, however in the opinion of management such unaudited data include all adjustments (consisting of normal recurring adjustments) necessary for a fair representation of the information included therein. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results for the entire year or any other interim period. Because of the revaluation of the assets and liabilities and related impact to the statement of operations, the financial statements of the Predecessor for the periods prior to August 19, 1994 are not strictly comparable to those of the Company subsequent to that date. The selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes thereto included elsewhere in this Prospectus.

                                        PREDECESSOR                                   COMPANY
                          ------------------------------------------ --------------------------------------------
                                                                                                  THREE MONTHS
                                                                                                      ENDED
                           YEAR ENDED DECEMBER 31,           FULL YEAR 1994                         MARCH 31,
                          ----------------------------  -------------------------                ----------------
                                                        JANUARY 1 TO AUGUST 19 TO   YEAR ENDED
                                                         AUGUST 18,  DECEMBER 31,  DECEMBER 31,
                            1991      1992      1993        1994         1994          1995       1995     1996
                          --------  --------  --------  ------------ ------------  ------------  -------  -------
STATEMENTS OF OPERATIONS
 DATA:
Net sales...............  $300,647  $309,287  $304,927    $176,097     $131,057      $332,972    $77,554  $85,313
Cost of sales...........   125,160   123,342   124,387      73,446       49,740       126,216     30,282   32,114
Revaluation of acquired
 inventory..............       --        --        --          --        38,424(b)        925(b)     --       --
                          --------  --------  --------    --------     --------      --------    -------  -------
 Gross profit...........   175,487   185,945   180,540     102,651       42,893       205,831     47,272   53,199
S,G&A expenses (c)......   130,600   138,318   132,452      85,216       44,522       132,746     30,920   33,429
R&D expenses............    18,505    19,142    18,525      13,399        6,790        17,681      4,096    4,668
Goodwill and purchased
 technology amortization       --        --        --          --         1,227(b)      3,629        903      931
Expensed in-process R&D        --        --        --          --        53,918(b)        --         --       --
Management fee (d)......       --        --        --          --           552         5,393        387      --
Restructuring charge
 (e)....................       --        --     13,000         --         3,500           --         --       --
                          --------  --------  --------    --------     --------      --------    -------  -------
 Operating income
  (loss)................    26,382    28,485    16,563       4,036      (67,616)       46,382     10,966   14,171
Interest expense, net
 (f)....................     2,185     2,107     2,072         828       12,011        30,315      8,119    3,954
Unrealized (gains)
 losses on future cash
 flow hedges (g)........       --        --        --          --          (923)        1,142      3,886      --
Realized (gains) on cash
 flow hedges(g).........       --        --        --          --           --         (2,317)       --       --
                          --------  --------  --------    --------     --------      --------    -------  -------
 Income (loss) from
  continuing operations
  before income taxes...    24,197    26,378    14,491       3,208      (78,704)       17,242     (1,039)  10,217
Provision (benefit) for
 income taxes(h)........     6,423     6,180     4,169         916        1,487         3,129       (199)   2,042
                          --------  --------  --------    --------     --------      --------    -------  -------
 Income (loss) from
  continuing operations.    17,774    20,198    10,322       2,292      (80,191)       14,113       (840)   8,175
(Loss) income from
 discontinued
 operations,
 net of tax (i).........       (59)      108        (9)       (448)         787           --         --       --
Estimated (loss) on
 disposal of
 discontinued
 operations (i).........       --        --        --          --        (8,000)          --         --       --
                          --------  --------  --------    --------     --------      --------    -------  -------
 Income (loss) before
  extraordinary item....    17,715    20,306    10,313       1,844      (87,404)       14,113       (840)   8,175
Extraordinary item--
 (loss) on early
 retirement
 of debt................       --        --        --          --           --        (12,112)       --       --
                          --------  --------  --------    --------     --------      --------    -------  -------
 Income (loss) before
  cumulative effect of
  change in accounting
  principle.............    17,715    20,306    10,313       1,844      (87,404)        2,001       (840)   8,175
Cumulative effect of
 change in accounting
 principle (j)..........       --     (2,228)      --          --           --            --         --       --
                          --------  --------  --------    --------     --------      --------    -------  -------
 Net income (loss)......    17,715    18,078    10,313       1,844      (87,404)        2,001       (840)   8,175
Less: accretion of and
 dividend on preferred         --        --        --          --           330           902        222      229
 stock (k)..............  --------  --------  --------    --------     --------      --------    -------  -------
 Net income (loss)
  available to common     $ 17,715  $ 18,078  $ 10,313    $  1,844     $(87,734)     $  1,099    $(1,062) $ 7,946
  stockholders..........  --------  ========  ========    ========     ========      ========    =======  =======

                                          PREDECESSOR                                       COMPANY
                            ------------------------------------------  ---------------------------------------------------
                                                               FULL YEAR 1994
                                                          --------------------------
                                                                                                         THREE MONTHS
                             YEAR ENDED DECEMBER 31,      JANUARY 1 TO  AUGUST 19 TO     YEAR ENDED     ENDED MARCH 31,
                            ----------------------------   AUGUST 18,   DECEMBER 31,    DECEMBER 31, ----------------------
                              1991      1992      1993        1994          1994            1995        1995        1996
                            --------  --------  --------  ------------  ------------    ------------ ----------  ----------
 Income (loss) per common
  share:
 (Loss) income per common
  share from continuing
  operations.............                                                $    (3.38)     $     0.54  $   (0.04)  $     0.26
 (Loss) per common share
  from discontinued
  operations.............                                                     (0.30)            --          --          --
 Extraordinary (loss) per                                                       --            (0.49)        --          --
  common share...........                                                ----------      ----------  ----------  ----------
 Net (loss) income per                                                   $    (3.68)     $     0.05  $   (0.04)  $     0.26
  common share...........                                                ==========      ==========  ==========  ==========
 Weighted average number
 of common shares........                                                    23,852          24,582      23,852      30,925
 OTHER DATA:
 Depreciation and
  amortization...........   $  7,482  $  8,857  $  9,265     $6,323      $    4,394      $   13,774  $    3,460  $    3,639
 Capital expenditures....      7,896    10,739     8,439      5,935           2,191           9,878       3,020       2,463
 Adjusted operating
  income (l).............     26,382    28,485    29,563      4,036(m)       28,778(m)       56,267      11,353      14,171
 Adjusted operating
  income as a
  percentage of net sales
  (l)....................        8.8%      9.2%      9.7%       2.3%(m)        22.0%(m)        16.9%       14.6%      16.6%
 BALANCE SHEET DATA (AT
  PERIOD END):
 Working capital.........   $106,743  $112,905  $100,528                 $   87,357      $   57,033              $   49,184
 Total assets............    195,730   199,513   189,592                    331,598         299,816                 295,797
 Total debt..............        --        --        --                     276,017         160,433                 144,403
 Redeemable preferred
  stock (k)..............        --        --        --                       5,330           6,232                   6,461
 Stockholders' (deficit)
  equity.................    161,736   163,157   149,095                    (22,670)         58,118                  65,609

- --------
(a) The periods beginning August 19, 1994 reflect data of the Company and its subsidiaries. The periods prior to and including August 18, 1994 reflect data of the Predecessor, substantially all of the assets of which were acquired by Waters Corporation on August 18, 1994.

(b) Results for the period from August 19, 1994 to December 31, 1994 included several charges related to the Acquisition. The Company recorded charges resulting from the revaluation of acquired inventory and for expensed in-process R&D. During this period, the Company also began recording amortization expense related to acquired goodwill and purchased technology. Results for the year ended December 31, 1995 included a charge resulting from the revaluation of acquired inventory arising from the acquisition of Phase Separations Limited.

(c) For the year ended December 31, 1995, selling, general and administrative expenses included a $3,567 fourth quarter non-recurring charge for the one-time acceleration of vesting of compensatory stock options.

(d) Management fees were incurred in connection with the Management Services Agreement (as defined below) which services were terminated upon consummation of the IPO in November 1995. See "Certain Relationships and Related Transactions--Management Services Agreement."

(e) In the fourth quarter of 1994, the Company recorded a $3,500 restructuring charge for the cost of actions taken in Japan and Europe to restructure sales and administrative functions and to reduce the size of its workforce. In the first quarter of 1993, the Predecessor recorded a restructuring charge of $13,000 to cover costs associated with reorganizing into market-focused business units, reducing the size of its workforce and closing certain facilities.

(f) The Predecessor's interest expense was an allocation of Millipore's worldwide net interest expense based upon the ratio of the Predecessor's net assets to Millipore's net assets. No debt obligations of Millipore were reflected on the Predecessor's balance sheets.

(g) The Company has periodically entered into forward exchange contracts to hedge the U.S. dollar value of a portion of its anticipated future international cash flows. The contract maturities were chosen to correspond to the expected realization of the underlying cash flows. Generally accepted accounting principles require

                                             (footnotes continued on next page)
  that any contracts outstanding at period end be valued at current market value even though they hedge anticipated future cash flows. Resulting unrealized gains (losses) on future cash flow hedges are reported separately from realized gains (losses) on cash flow hedges which are recorded when contracts mature. In December 1995, the Company ceased to hedge anticipated future international cash flows and therefore liquidated those particular forward foreign currency contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(h) The Predecessor's provision for income taxes was computed as if the Predecessor operated on a stand-alone basis.

(i) On December 31, 1994, the Company announced a plan to sell its process mass spectrometry business and recorded an $8,000 estimated loss on the expected sale of this discontinued operation. In July 1995, the Company sold a substantial portion of this business and the remainder of the business was sold in January 1996.

(j) In 1992, the Predecessor recorded an after tax charge to income of $2,228 for the adoption of the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

(k) Redeemable preferred stock represents the fair market value of stock issued to Millipore in connection with the Acquisition increased by periodic accretion to liquidation value and accumulated but unpaid dividends. The preferred stock has a liquidation value of $10,000 and accrues cumulative dividends of 6% per annum based upon the liquidation value thereof, for each year in which the Company does not pay cash dividends. The preferred stock must be redeemed by the Company in 2006 and may be redeemed at the option of the Company at any time prior thereto at a redemption price equal to the liquidation value thereof plus accrued and unpaid dividends thereon.

(l) Adjusted operating income and adjusted operating income as a percentage of net sales exclude the following non-recurring charges: revaluation of acquired inventory, expensed in-process R&D, the management fee paid in connection with the Management Services Agreement, the one time acceleration of vesting of compensatory stock options and restructuring charges.

(m) Based on historical shipment patterns within a quarter, the Company typically generates losses in the first half of a quarter and income in the second half. As a result, adjusted operating income for the period January 1 to August 18, 1994 was adversely affected by the timing of the Acquisition in the middle of a quarter and, conversely, adjusted operating income for the period August 19, 1994 to December 31, 1994 was favorably affected.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company's revenues are comprised of sales of high performance liquid chromatography (HPLC) instruments and related consumables and service. After compound annual sales growth in excess of 14% from 1980 to 1990, the Company's compound annual sales growth slowed to approximately 1% per year from 1990 through 1994. The Company believes that this slower net sales growth was primarily due to depressed worldwide economic conditions and a corresponding slowdown in the growth of the analytical instrument marketplace. Beginning in late 1992, reduced spending by pharmaceutical companies due to their concern over U.S. healthcare reform further affected net sales growth. In 1994, net sales grew by only 1%. However, combined full year 1994 results were depressed by an aberrant 8% first quarter sales decline primarily due to circumstances surrounding the Acquisition. Specifically, the Company's first quarter 1994 sales force reorganization, implemented to prepare it to operate as a stand alone business, affected the closing of customer orders during that period. Subsequent to this disruption, combined net sales for the nine month period ended December 31, 1994 represented 4% growth over prior year levels. Sales for the year ended December 31, 1995 represented 8% growth over the comparable prior year period. Sales for the three month period ended March 31, 1996 represented 10% growth over the comparable prior year period. Sales growth has increased over the past eight quarters as the Company has introduced new products, the market has improved and the Company's international operations have benefited from the decline in the U.S. dollar. While some product prices have increased and others have decreased over the past three years, overall pricing has remained generally stable.

  The following table presents summary net sales data by quarter for 1993, 1994, 1995 and the first three months of 1996 (dollars in thousands):

                                                       NET SALES
                         ----------------------------------------------------------------------
                           1993      COMBINED 1994             1995                1996
                         -------- -------------------- -------------------- -------------------
                                           % CHANGE TO          % CHANGE TO         % CHANGE TO
                                           COMPARABLE           COMPARABLE          COMPARABLE
                          AMOUNT   AMOUNT    PERIOD     AMOUNT    PERIOD    AMOUNT    PERIOD
                         -------- -------- ----------- -------- ----------- ------- -----------
Q1...................... $ 77,061 $ 71,130    (8)%     $ 77,554      9%     $85,313     10%
Q2......................   74,867   78,236     5 %       84,328      8%
Q3......................   71,194   74,987     5 %       80,634      8%
Q4 .....................   81,805   82,801     1 %       90,456      9%
                         -------- --------             --------
FY...................... $304,927 $307,154     1 %     $332,972      8%
                         ======== ========             ========

  Waters improved its operating income in the face of the slow growth of the early 1990s, principally through cost reduction. Although the compound annual growth rate of sales was approximately 1% from 1990 through 1994, the compound annual growth rate of operating income, excluding nonrecurring charges, was more than 5% over this period. Waters has further improved operating income levels in 1995 on the strength of 8% sales growth, substantial additional cost reductions and operating leverage. As a result of measures taken in conjunction with the Acquisition and restructuring actions completed in late 1994, the Company reduced annual operating spending by over $20 million. These savings, which were in effect for all of 1995, reduced cost of sales; selling, general and administrative expenses; and to a lesser extent, research and development spending. The savings primarily consisted of (i) $12 million of reduced salary and fringe benefit expense associated with headcount reductions and benefit plan modifications, (ii) $3 million of reduced promotional and research and development materials spending, (iii) $2 million of savings from eliminating unnecessary space, (iv) $2 million from reduced corporate overhead spending relative to levels previously allocated by the Predecessor's parent and (v) other various items which aggregated over $1 million. Excluding 1995 and 1994 nonrecurring charges related to the purchase of Phase Separations Limited in July 1995, the Acquisition and the IPO, operating income was $56.3 million for the year ended December 31, 1995 and represented a 72% increase over the prior year primarily as a result of these actions. Excluded 1995 nonrecurring charges were as follows: $0.9 million of revaluation of acquired inventory, $5.4 million of management fees under a management services agreement terminated in conjunction with the IPO and $3.6 million of expense included in selling, general and administrative expenses for the one-time acceleration of vesting of certain compensatory stock options in the fourth quarter. Excluded 1994 nonrecurring charges were as follows: $38.4 million of revaluation of inventory, $53.9 million of expensed in-process research and development, $0.6 million of management fees and $3.5 million of restructuring charges associated with the Acquisition. Based upon the reengineering of its operations, the Company believes it can leverage its infrastructure to support additional sales without a corresponding increase in costs.

  During 1995, approximately 65% of the Company's combined net sales were derived from operations outside the United States. The Company believes that the geographic diversity of its sales reduces its dependence on any particular region. The U.S. dollar value of these revenues varies with currency exchange fluctuations, and such fluctuations can affect the Company's results from period to period. For example, worldwide sales as measured in U.S. dollars grew 8% in 1995, but grew 5% as measured in local currencies.

  The following table presents the Company sales by geographic region for the year ended December 31, 1995:

                                                                  1995
                                                         -----------------------
                                                            SALES     PERCENT
                                                         ----------- ----------
                                                         (DOLLARS IN THOUSANDS)
     United States.....................................  $   116,065       34.9%
     Europe............................................      103,144       30.9
     Asia (including Japan)............................       75,192       22.6
     Rest of World.....................................       38,571       11.6
                                                         ----------- ----------
       Total...........................................  $   332,972      100.0%
                                                         =========== ==========

  In 1995, each 1% average strengthening of the U.S. dollar would have decreased reported net sales by approximately $2.2 million while each 1% weakening of the dollar would have increased reported net sales by $2.2 million. The impact on net income and cash flow would have been significantly less as a result of local currency expenditures. Prior to the fourth quarter of 1995, the Company periodically entered into forward exchange contracts (which had initial maturities of 24 months or less) to economically hedge a significant portion of the U.S. dollar value of its anticipated future international cash flows. Generally accepted accounting principles required that those contracts outstanding at period end be valued at current market value with the resulting unrealized gain or loss reflected in the statements of operations even though they economically hedged anticipated future cash flows. In the fourth quarter of 1995, the Company ceased to economically hedge anticipated future international cash flows and therefore liquidated those particular forward currency contracts. As of December 31, 1995, the Company's outstanding forward currency contracts amounted to $3.4 million and hedged the dollar value equivalent of specified customer commitments. Future unrealized gains and losses on these contracts will not be reflected in the consolidated statements of operations but will be recorded in translation adjustments to stockholders' equity on the balance sheet. The Company does not speculate in foreign currencies.

EFFECT OF ACQUISITION ON RESULTS OF OPERATIONS

  The consummation of the Acquisition affected the Company's results of operations following the Acquisition in certain significant respects. The Acquisition was structured as an asset purchase which created certain tax benefits from the revaluation of inventory, property, plant and equipment and intangible assets. The Company adjusted upward the historical book value of certain assets in accordance with generally accepted accounting principles. Consequently, depreciation and amortization expense related to goodwill and other intangibles increased subsequent to the Acquisition as did interest expense related to debt used to finance the Acquisition.

  Pursuant to the associated Transition Agreement with Millipore, certain services historically provided to the Predecessor by Millipore have been provided on a transitional basis to the Company. Office space was leased at market rates. Other services were provided at the same cost as they were provided prior to the Acquisition. During 1995, Waters reduced its reliance on Millipore and as of December 31, 1995, the Company was substantially independent. The Company continues to lease international office space from Millipore and to receive certain other administrative services primarily in the area of international management information services. In addition, because of changes in operations arising in connection with the Acquisition (principally reduced occupancy of Millipore facilities), the Company no longer bears certain other charges historically allocated by Millipore to the Predecessor.

OPERATING INCOME DATA

  Waters was established to acquire the Predecessor on August 18, 1994. Because of the revaluation of the assets and liabilities of the Predecessor and the related impact on cost of sales and expenses, the financial statements of the Predecessor for periods prior to August 19, 1994 are not strictly comparable to those of subsequent periods. However, the following table combines 1994 data for the Predecessor and Company in order to facilitate management's discussion of financial results.

                 OPERATING INCOME DATA (DOLLARS IN THOUSANDS)

                          PREDECESSOR    COMBINED             COMPANY
                          ------------ ------------ -----------------------------
                                                                  THREE MONTHS
                                                                      ENDED
                           YEAR ENDED   YEAR ENDED   YEAR ENDED     MARCH 31,
                          DECEMBER 31, DECEMBER 31, DECEMBER 31, ----------------
                              1993         1994         1995      1995     1996
                          ------------ ------------ ------------ -------  -------
Net sales...............    $304,927     $307,154     $332,972   $77,554  $85,313
Cost of sales...........     124,387      123,186      126,216    30,282   32,114
Revaluation of acquired          --        38,424          925       --       --
 inventory(a)...........    --------     --------     --------   -------  -------
Gross profit............     180,540      145,544      205,831    47,272   53,199
SG&A expenses(b)........     132,452      129,738      132,746    30,920   33,429
R&D expenses............      18,525       20,189       17,681     4,096    4,668
Expensed in-process
 R&D(a).................         --        53,918          --        --       --
Goodwill and purchased
 technology
 amortization(c)........         --         1,227        3,629       903      931
Management fee(a).......         --           552        5,393       387      --
Restructuring charge(a).      13,000        3,500          --        --       --
                            --------     --------     --------   -------  -------
  Operating income          $ 16,563     $(63,580)     $46,382   $10,966  $14,171
   (loss)...............    ========     ========     ========   =======  =======
OPERATING RESULTS AS A
 PERCENTAGE OF NET
 SALES:
Net sales...............       100.0%       100.0%       100.0%    100.0%   100.0%
Cost of sales...........        40.8         40.1         37.9      39.0     37.6
Revaluation of acquired          --          12.5          0.3       --       --
 inventory(a)...........    --------     --------     --------   -------  -------
Gross profit............        59.2         47.4         61.8      61.0     62.4
SG&A expenses(b)........        43.4         42.2         39.9      39.9     39.2
R&D expenses............         6.1          6.6          5.3       5.3      5.5
Expensed in-process
 R&D(a).................         --          17.6          --        --       --
Goodwill and purchased
 technology
 amortization(c)........         --           0.4          1.0       1.2      1.1
Management fee(a).......         --           0.2          1.6        .5      --
Restructuring charge(a).         4.3          1.1          --        --       --
                            --------     --------     --------   -------  -------
  Operating income               5.4%       (20.7)%       14.0%     14.1%    16.6%
   (loss) ..............    ========     ========     ========   =======  =======

- --------
(a) Non-recurring charges.

(b) The year ended December 31, 1995, includes a $3,567 non-recurring fourth quarter charge for one-time acceleration of vesting of compensatory stock options.
(c) For the 1994 period, amount reflects amortization only for the period August 19, 1994 to December 31, 1994.

RECENT EVENTS

  In July 1995, the Company advanced its strategy of expanding sales and profitability through the acquisition of closely related businesses and product lines when it acquired Phase Separations Limited, an HPLC consumables business based in the United Kingdom with a strong proprietary position in chromatographic column chemistries. The Company paid approximately $7.5 million for this business which had revenues of $8.4 million in 1994. Also, in July 1995, the Company completed the divestiture of a substantial portion of its discontinued process mass spectrometry business. The Company sold the net assets of its Pittsburgh, Pennsylvania based operation, excluding land and building, net of associated costs, for approximately $6.5 million. In January 1996, the Company completed the sale of the Pittsburgh land and building and a smaller operation located in Madison, Wisconsin, net of associated costs, for approximately $4.4 million.

  In November 1995, the Company successfully completed the IPO by selling 6,250,000 shares of Common Stock for net proceeds of $86.2 million. In connection with the IPO, certain stockholders of the Company sold an additional 4,812,500 shares of Common Stock. At the same time, the Company repaid all borrowings outstanding under the senior credit facility dated August 18, 1994 (the "Prior Bank Credit Agreement") with the net proceeds of the IPO and borrowings under the Bank Credit Agreement. The Company, in connection with the IPO, completed the Redemption of $25 million in aggregate principal amount of its Senior Subordinated Notes. Accordingly, the Company recorded an extraordinary loss of $12.1 million resulting from the early retirement of debt in the fourth quarter of 1995. See "Liquidity and Capital Resources."

  On March 6, 1996, the Company increased the maximum availability under the Bank Credit Agreement by $125 million in order to simplify its capital structure and provide additional financial flexibility. On March 7, 1996, the Company commenced the Tender Offer pursuant to which the remaining $75 million in aggregate principal amount of Senior Subordinated Notes which were not redeemed in connection with the IPO were purchased on April 4, 1996. See "Liquidity and Capital Resources."

  On May 1, 1996, the Company acquired all of the capital stock of TAI for $84 million in cash, subject to certain adjustments, which was financed through drawings on the revolving credit facility under the Bank Credit Agreement. TAI develops, manufactures, sells and services thermal analysis instrumentation which is used for the physical characterization of polymers and related materials. The thermal analysis and rheology products offered by TAI are among the most prevalent techniques employed in the analysis of polymers and other organic/inorganic materials. TAI is the global market leader in the field of thermal analysis. Net sales for TAI were approximately $47 million in 1995.

  In the second quarter of 1996, the Company will incur an extraordinary loss of approximately $22 .0 million related to the early extinguishment of its Senior Subordinated Notes. In addition, in conjunction with the TAI Acquisition, the Company expects to record non-recurring charges of approximately $20 million for the immediate write-off of in-process research and development and approximately $4.4 million over the remainder of 1996 for the revaluation of acquired inventory.

THREE MONTH PERIOD ENDED MARCH 31, 1996 COMPARED TO THE THREE MONTH PERIOD ENDED MARCH 31, 1995

  Net Sales. Net sales for the three month period ended March 31, 1996 (the "1996 Quarter") were $85.3 million, compared to $77.6 million for the three month period ended March 31, 1995 (the "1995 Quarter"), an increase of 10%. The Company's international business grew 16% and growth was geographically broad based, although the U.S. business was flat with the prior year. Pharmaceutical sales, which account for over 40% of the Company's business, continued the strong growth experienced in 1995. Excluding the adverse effects of a stronger U.S. dollar, consolidated net sales for the 1996 Quarter increased by 12%.

  Gross Profit. Gross profit increased to $53.2 million in the 1996 Quarter from $47.3 million in the 1995 Quarter, an increase of $5.9 million or 13%. Gross profit as a percentage of sales improved to 62.4% during the 1996 Quarter from 61.0% during the 1995 Quarter as the Company continued to improve manufacturing productivity.

  Selling, General, and Administrative Expenses. Selling, general and administrative expenses increased to $33.4 million in the 1996 Quarter as compared to $30.9 million in the 1995 Quarter, an increase of $2.5 million or 8%. Selling, general and administrative expenses improved as a percentage of net sales to 39.2% during the 1996 quarter as compared to 39.9% during the 1995 Quarter, reflecting general expense controls.

  Research and Development Expenses. Research and development expenses increased to $4.7 million in the 1996 Quarter from $4.1 million in the 1995 Quarter, an increase of $0.6 million or 14% due to the Company's continued commitment to new product development. In March 1996, Waters introduced its new Alliance(TM) HPLC systems. Alliance(TM) systems are modular and allow scientists the flexibility to create tailored systems, which deliver more consistent results and are more compact and easier to maintain than conventional component systems.

  Goodwill and Purchased Technology Amortization. Goodwill and purchased technology amortization remained relatively flat with the 1995 Quarter and related primarily to the Acquisition on August 18, 1994.

  Management Fee. Until November 1995, the Company paid AEA Investors Inc. ("AEA") and Bain Capital, Inc. ("Bain") an annual fee of $1.5 million plus out of pocket expenses for general management, financial and other corporate advisory services. The agreement was terminated in conjunction with the IPO.



  Operating Income. Operating income increased 29% to $14.2 million in the 1996 Quarter compared to $11.0 million in the 1995 Quarter due to sales growth and increased manufacturing and selling, general and administrative productivity.

  Interest Expense, Net. Contemporaneously with the IPO, the Company retired $25 million of Senior Subordinated Notes, and retired all outstanding indebtedness under the prior Bank Credit Agreement with proceeds from the IPO and the Bank Credit Agreement. The reduced indebtedness and more favorable interest rates under the new bank credit agreement resulted in a 51% decrease in interest expense for the 1996 Quarter to $3.9 million compared to $8.1 million in the 1995 Quarter.

  Unrealized Losses on Future Cash Flow Hedges. During 1995, the Company periodically entered into forward exchange contracts to economically hedge a significant portion of the U.S. dollar value of its anticipated future international cash flows. Generally accepted accounting principles require that those contracts outstanding at period end be valued at current market value with the resulting unrealized gain or loss reflected in the statements of operations even though they economically hedged anticipated future cash flows. In the fourth quarter of 1995, the Company ceased to hedge anticipated future international cash flows and therefore liquidated those particular forward currency contracts. During the 1995 Quarter, the Company recorded a $3.9 million charge for unrealized losses on future cash flow hedges.

  Provision (Benefit) for Income Taxes. The Company's effective income tax rates for the 1996 and 1995 Quarters were 20.0% and 18.2%, respectively. The Company's 1996 U.S. taxable income will be offset by net operating loss carryforwards.

  Net Income (Loss). The Company generated net income of $8.2 million in the 1996 Quarter compared to a $0.9 million loss in the 1995 Quarter. This improvement was a result of net sales growth, a continuing focus on cost reductions in all operating areas, a $4.2 million reduction in interest expense and the discontinuance of currency contracts which generated $3.9 million in unrealized losses on future cash flow hedges in the 1995 Quarter. Income per share in the 1996 Quarter of $0.26 exceeded a $0.04 loss per share in the 1995 Quarter.

COMPANY YEAR ENDED DECEMBER 31, 1995 COMPARED TO COMBINED PREDECESSOR AND COMPANY YEAR ENDED DECEMBER 31, 1994

  Net Sales. Net sales for 1995 were $333.0 million, compared with $307.2 million for the year ended December 31, 1994, an increase of 8%. The Company's international business benefited from improved market conditions and weakening of the U.S. dollar. International sales increased by 14% and growth was geographically broad-based. The U.S. business was flat compared with the prior year. On a worldwide basis, pharmaceutical customer demand, which accounts for over 40% of the Company's business, grew strongly in 1995. Company revenues reflected increased demand for new products introduced in 1994. In particular, the Company experienced strong demand for its consumable Symmetry(R) column products, which provide more accurate and reproducible chromatography results. Sales growth was also generated by the Company's new Integrity(TM) product, which combines the separation, quantitation and detection capabilities of HPLC with the identification and characterization capabilities of benchtop MS detection. Excluding the benefits of a weaker U.S. dollar, consolidated net sales for 1995 increased by 5% compared to the prior year period.

  Gross Profit. Gross profit for 1995 was $205.8 million, versus $145.5 million for 1994, an increase of $60.3 million or 41% over the comparable period of the prior year, due to significantly lower charges for revaluation of acquired inventory, higher sales volumes and productivity improvements. In the year ended December 31, 1994, the Company charged $38.4 million to cost of sales related to the revaluation of inventory acquired as part of the Acquisition. In the year ended December 31, 1995, the Company charged $0.9 million to cost of sales related to the revaluation of inventory acquired in conjunction with the July 1995 purchase of Phase Separations Limited. Moreover, the Company took various measures to reduce costs in conjunction with the Acquisition and as part of a restructuring in late 1994, including consolidating manufacturing plants and reducing the number of employees. Excluding revaluation of acquired inventory charges, gross profit for 1995 was $206.8 million, versus $184.0 million for 1994, an increase of 12% over the comparable period of the prior year, and gross profit margins of 62.1% for 1995 exceeded 59.9% margins for 1994.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses for 1995 were $132.7 million, compared to $129.7 million for the comparable 1994 period. As a percentage of net sales, selling, general and administrative expenses decreased to 39.9% for 1995 from 42.2% for the comparable period in 1994. This decrease was primarily the result of reengineering measures adopted in connection with the Acquisition and fourth quarter restructuring in 1994. The Company eliminated excess facilities, consolidated administrative operations, reduced staffing and replaced corporate overhead with a less costly stand-alone infrastructure. Cost reduction impacts were partly offset by the increased translated dollar value of international expenses due to the weak U.S. dollar and a $4.6 million charge for compensatory stock option expense, including a one-time charge of $3.6 million for the accelerated vesting of certain of these options.

  Research and Development Expenses. Research and development expenses for 1995 were $17.7 million, $2.5 million below prior year levels due to three factors. First, 1994 results included particularly high spending levels related to the Company's Integrity(TM) HPLC-MS system. Research and development spending levels for 1994 were 9% higher than those of 1993. HPLC-MS spending has been reduced to levels typical after the completion of initial development. Second, the Company eliminated certain administrative and supervisory redundancies within its research and development organization by consolidating two research and development organizations into one after the Acquisition. Third, the Company modified its product development approach in 1995 and funded slightly fewer programs with more spending per program in order to shorten time to market and improve productivity. The Company continues to invest in those programs important to its future, including benchtop mass spectrometry detection capabilities, a new solvent delivery module, network data products and new column chemistries. The Company believes its current HPLC research and development spending levels are significantly greater than those of its nearest competitor.

  Expensed In-Process Research and Development. In 1994, the Company wrote off $53.9 million of the Acquisition purchase price related to in-process research and development acquired from the Predecessor. Generally accepted accounting principles prohibit capitalization of research and development expenditures.

  Goodwill and Purchased Technology Amortization. Goodwill and purchased technology amortization for 1995 was $3.6 million, an increase of $2.4 million from the prior period and primarily relates to the Acquisition.

  Management Fee. For the year ended December 31, 1995, the Company incurred $5.4 million of expense for financial advice and consulting and other services from AEA and Bain, an increase of $4.8 million from the prior period under the Professional Services Agreement dated August 18, 1994 among AEA, Bain and the Company (the "Management Services Agreement"). The increase was due primarily to a $4.0 million charge to terminate this agreement in connection with the IPO.

  Operating Income. Operating income for 1995 was $46.4 million, an increase of $110.0 million from the prior year loss. $92.3 million of this operating income increase resulted from nonrecurring Acquisition related charges. Excluding revaluation of acquired inventory charges in 1994 and 1995, the 1995 accelerated compensatory stock option vesting charge, 1994 and 1995 management fees under the terminated Management Services Agreement and the 1994 expensed in-process R&D and restructuring charges, operating income of $56.3 million for the year ended December 31, 1995 was $23.5 million greater than that of the comparable period in 1994, a 72% increase.

  Interest Expense, Net. Interest expense for 1995 was $30.3 million, an increase of $17.5 million as compared with $12.8 million for 1994. This increase was due to borrowings used to finance the Acquisition.

  Unrealized Losses (Gains) on Future Cash Flow Hedges. As discussed in the Overview above, until the fourth quarter of 1995, the Company periodically entered into forward exchange contracts to economically hedge the U.S. dollar value of a portion of its anticipated future international cash flows. The Company reported unrealized losses of $1.1 million in 1995 and unrealized gains of $0.9 million in 1994.

  Realized (Gains) Losses on Cash Flow Hedges. In the fourth quarter of 1995, the Company liquidated all outstanding forward exchange contracts which hedged future cash flows. For the year ended December 31, 1995, the Company realized a $2.3 million gain on cash flow hedges contracted in prior periods to hedge its currency exposure.

  Provision for Income Taxes. The Company's effective income tax rate for 1995 was 18.1%. The Predecessor's effective income tax rate for the period from January 1, 1994 to August 18, 1994 was 28.6%. The Company's 1995 tax rate was lower than the Predecessor's 1994 rate due to the benefit of net operating loss carryforwards from 1994 which substantially offset U.S. taxable income. The Company recorded a tax provision for the period from August 19 to December 31, 1994 while it reported operating losses because certain foreign subsidiaries generated taxable income.

  Income (loss) from Continuing Operations. Income from continuing operations for 1995 was $14.1 million, compared to a loss of $77.9 million in the prior year comparable period. Non-recurring charges related to the Acquisition depressed 1994 profit levels. In addition, 1995 improvements in operating profitability were offset by higher interest expense related to the Acquisition and nonrecurring charges primarily related to the IPO.

  Early Extinguishment of Debt. In the fourth quarter of 1995, the Company recorded an extraordinary loss of $12.1 million related to the early extinguishment of debt. The Company utilized the net proceeds from the IPO, the Bank Credit Agreement and operating cash flow to retire $25.0 million of Senior Subordinated Notes and $81.4 million of principal outstanding under the Prior Bank Credit Agreement.

COMBINED YEAR ENDED DECEMBER 31, 1994 COMPARED TO PREDECESSOR YEAR ENDED DECEMBER 31, 1993

  Net Sales. Combined net sales for 1994 were $307.2 million, an increase of 1% from the prior year's net sales of $304.9 million. First quarter 1994 sales decreased by 8% from 1993 levels. The Company believes this first quarter sales decline was aberrant and primarily due to circumstances surrounding the divestiture of the Predecessor by Millipore. Sales for the remainder of 1994 were 4% higher than the previous year. Like the immediately preceding years, demand from pharmaceutical customers continued to be depressed, however, sales to generic pharmaceutical companies increased and became a more significant segment of the Company's business. Other industrial customer demand strengthened as the operations of these customers, in particular chemical manufacturers, continued to recover from cyclical lows. Excluding the favorable impact of the weaker U.S. dollar, net sales for 1994 as compared to 1993 decreased by 1%.

  Gross Profit. Combined gross profit for 1994 was $145.5 million as compared to $180.5 million in 1993, a decrease of $35.0 million or 19.4%. Excluding the $38.4 million nonrecurring charge related to inventory revalued in the Acquisition, 1994 gross profit actually increased by 2%. 1994 gross profit margins, excluding the impact of inventory revaluation, were 59.9%, up slightly from 59.2% in 1993.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $2.7 million or 2% to $129.7 million in 1994 from $132.5 million in 1993. As a percentage of net sales, selling, general and administrative expenses decreased from 43.4% in 1993 to 42.2% in 1994 primarily due to cost reductions implemented by the Company in the latter part of 1994.

  Research and Development Expenses. Research and development expenses were $20.2 million in 1994, and represented 6.6% of net sales, as compared to $18.5 million and 6.1% of net sales in 1993, as the Company continued to invest in new product development programs continued from 1993. Initial product development was substantially completed and new products were introduced in the areas of benchtop mass spectrometry detection, with the introduction of the Integrity(TM) system, and new silica chemistries, with the introduction of the Symmetry(R) product line.

  Goodwill and Purchased Technology Amortization. Goodwill and purchased technology amortization expense for 1994 was $1.2 million and relates to the Acquisition.

  1994 Restructuring Charge. In the fourth quarter of 1994, the Company recorded a $3.5 million restructuring charge as it reduced selling, general and administrative employment levels. The restructuring plan was substantially completed by the end of 1994.

  Operating Income (Loss). The 1994 combined operating loss was $63.6 million compared to operating income of $16.6 million in 1993 and resulted primarily from non-recurring charges of $38.4 million resulting from the revaluation of acquired inventory, $53.9 million for expensed in-process research and development and a $3.5 million restructuring charge. Operating income before non-recurring charges was $32.3 million and represented a 9% increase compared to 1993 excluding a restructuring charge in that year.

  Interest Expense, Net. Interest expense increased to $12.8 million in 1994 from $2.1 million in 1993 due to borrowings under the Prior Bank Credit Agreement and the Senior Subordinated Notes.

  Unrealized Losses (Gains) on Future Cash Flow Hedges. The Company recorded unrealized gains of $0.9 million in 1994 related to forward exchange contracts entered into after the Acquisition to hedge anticipated future international cash flows.

  Provision for Income Taxes. The Company recorded a tax provision in 1994 while it reported operating losses as certain of the Company's foreign subsidiaries generated taxable income in the period from August 19, 1994 to December 31, 1994. For the period from January 1, 1994 to August 18, 1994, the Predecessor's effective tax rate was 28.6% which was consistent with the 1993 rate of 28.8%.

  Income (Loss) From Continuing Operations. The combined 1994 loss from continuing operations of $77.9 million, as compared to income of $10.3 million in 1993, was due to nonrecurring charges related to the Acquisition and the fourth quarter 1994 restructuring, and increased interest expense associated with financing the Acquisition.

  Income (Loss) from Discontinued Operations and Estimated Loss on Disposal of Discontinued Operations. Effective December 31, 1994, the Board approved a plan to divest the Company's process mass spectrometry business. Waters acquired its process mass spectrometry business in early 1992 to access technology needed to develop benchtop mass spectrometry detection capabilities for use in conjunction with HPLC instrumentation. In 1994, the Company completed its development effort in this area and decided to sell this business. The historical results of the process mass spectrometry business have been reflected as discontinued operations, and the Company recorded an estimated loss of $8.0 million for the disposition of this business.

LIQUIDITY AND CAPITAL RESOURCES

  Prior to the Acquisition, the Predecessor's liquidity requirements arose substantially from working capital needs, consisting primarily of inventory and accounts receivable, and capital expenditures. The Predecessor maintained no banking or credit facilities separate from Millipore and remitted net cash generated in its entirety to Millipore.

  Upon consummation of the Acquisition, liquidity requirements increased significantly due to debt service costs associated with borrowings of $175 million under the Prior Bank Credit Agreement and $100 million in aggregate principal amount of Senior Subordinated Notes. Additional borrowings of up to $30 million were also available under the revolving credit portion of the Prior Bank Credit Agreement and from foreign subsidiaries' lines of credit. Contemporaneously with the IPO, the Company retired all remaining indebtedness totaling $164.8 million under the Prior Bank Credit Agreement with a portion of the proceeds of the IPO and loans under the Bank Credit Agreement aggregating $83.5 million. In December 1995, the Company also completed the Redemption by purchasing $25 million in aggregate principal amount of the Senior Subordinated Notes.

  The Bank Credit Agreement is a revolving credit facility with maximum availability of $300 million with the following principal terms. The loans under the Bank Credit Agreement bear interest for each calendar quarter at a per annum rate equal to, at the Company's option, (i) the Base Rate plus an amount which will vary between zero and .50%, based upon certain Company performance criteria for the previous four quarters, or (ii) a Eurodollar Rate (as defined) plus an amount which will vary between 0.50% and 1.50%, based upon certain Company performance criteria for the previous four quarters. The availability under the Bank Credit Agreement will decrease under certain circumstances such as in the event of asset sales and issuances of equity, will decrease by $45 million at November 22, 1998 and 1999, and will terminate in 2000. At December 31, 1995, the interest rate on the Bank Credit Agreement was approximately 6.7%. The Bank Credit Agreement imposes certain restrictions on the Company and certain of its subsidiaries, including restrictions on its ability to incur indebtedness, pay dividends, make acquisitions, make investments, grant liens, sell its assets and engage in certain other activities. Indebtedness under the Bank Credit Agreement is secured by substantially all of the assets of the Company, including the Company's real and personal property, inventory, accounts receivable, intellectual property and other intangibles and a pledge of the stock of certain of the Company's subsidiaries. The Company was in compliance with all of its debt covenants under the Bank Credit Agreement as of March 31, 1996. See "Description of Certain Indebtedness--Description of the Bank Credit Facility."

  The Company generated $45.2 million in cash from operating activities during 1995. This cash flow was generated primarily by net income of $2.0 million, as increased by $13.8 million for depreciation and amortization, $2.7 million for amortization of debt issuance costs, $4.6 million for non-cash compensatory stock option expense and $12.1 million of a non-cash extraordinary loss. Further, accounts receivable balances were reduced by $10.2 million during the year with improved worldwide collections and customary factoring in Japan. Inventories decreased by $5.6 million.

  Net cash used in investing activities during 1995 reflected (i) the receipt of $6.5 million of net proceeds from the sale of a substantial portion of the Company's discontinued process mass spectrometry business and (ii) the expenditure of $7.5 million to acquire Phase Separations Limited. Other expenditures consisted of $6.3 million for additions to property, plant and equipment and $3.6 million for development of product software.

  Net cash of $45.8 million used in financing activities during 1995 reflected the payment of the $16.2 million Special Distribution, repayment of $175.0 million owed under the Prior Bank Credit Agreement (including $164.8 million repaid in connection with the IPO) and $28.2 million paid to redeem Senior Subordinated Notes including a $3.2 million call premium. The Company also paid $2.2 million for debt issuance costs under the Bank Credit Agreement. The Company raised $86.2 million net proceeds from the sale of 6,250,000 shares of Common Stock in the IPO and borrowed $83.5 million under the Bank Credit Agreement. In 1995, the Company also received net payments of $3.2 million of notes receivable due from officers.

  The Company generated $14.7 million in operating cash flows during the 1996 Quarter primarily as a result of $8.2 million in net income, increased by $2.0 million for depreciation and amortization, $1.2 million decrease in inventories, $2.0 million increase in deferred revenue and $1.5 million for amortization of capitalized software and intangible assets.

  Net cash provided by investing activities of $1.7 million during the 1996 Quarter was the result of $4.5 million net proceeds from the sale of discontinued operations reduced by additions to property, plant and equipment and software capitalization.

  Net cash used in financing activities consisted of $16.0 million during the 1996 Quarter of net repayments of bank debt and $1.7 million used to obtain interest rate protection agreements which extend through 1999.

  The Company's capital expenditures in 1993, 1994 and 1995 were $5.9 million, $5.4 million and $6.3 million, respectively. The Company's capitalized software expenditures in 1993, 1994 and 1995 were $2.6 million, $2.7 million and $3.6 million, respectively. The Company expects capital expenditures and capitalized software expenditures in 1996 to be consistent with historical levels.

  In January 1996, the Company entered into a three-year debt swap agreement with the Bank of Boston. The Company swapped $22 million in notional amount of floating rate LIBOR borrowings for 2.3 billion yen notional amount of borrowings at a fixed interest rate of 1.525% per annum. At representative interest rates and current exchange rates in effect at January 23, 1996, the effective date of the agreement, the Company would lower its annual interest costs by approximately $0.9 million over the term of the swap. The Company could also incur higher or lower principal repayments over the term of the swap agreement.

  In March and April 1996, the Company entered into several interest rate protection agreements. These agreements provide payments to the Company if the three month LIBOR rate, as defined, exceeds 8% in 1996, 6% in 1997 and 6.5% in 1998 and 1999 on aggregate borrowings of $183.0 million in 1996 and 1997 and $70.0 million and $30.0 million in 1998 and 1999, respectively.

  In April 1996, the Company consummated the Tender Offer for $75 million principal amount of the Senior Subordinated Notes for an aggregate repurchase price of $90.6 million including the redemption premium above par value. The Company funded this redemption through additional borrowings under the Bank Credit Agreement. Prior to the commencement of the Tender Offer, the Bank Credit Agreement was amended in March 1996 to provide for aggregate borrowings, as defined, totaling $300 million and to permit completion of the TAI Acquisition. The Company funded this acquisition through drawings on the revolving credit facility under the Bank Credit Agreement which totaled $84.5 million. In the second quarter of 1996, the Company will record an extraordinary loss of approximately $22.0 million related to the early extinguishment of the Senior Subordinated Notes.

  At May 8, 1996, after consummation of the Tender Offer and the TAI Acquisition, the Company had $247.6 million aggregate borrowings outstanding under the Bank Credit Agreement and approximately $52.4 million additional borrowings available.

  The Company believes that existing cash balances and cash flow from operating activities together with borrowings available under the Bank Credit Agreement will be sufficient to fund future working capital needs, capital spending requirements and debt service requirements of the Company in the foreseeable future.

SEASONALITY

  The Company experiences modest quarterly seasonal business swings. Third quarter sales levels are typically lower than other quarters and fourth quarter sales levels are typically higher. Third quarter sales levels decline primarily due to Europe's summer holiday season and, to a lesser extent, slower summer business activity in the U.S. Fourth quarter sales levels increase primarily due to accelerated European business after the holiday season ends and customer spending of remaining unallocated year-end budgets.

INFLATION

  Inflation affects the cost of goods and services used by the Company. In recent years, inflation has been modest. The competitive environment somewhat limits the ability of the Company to recover higher costs by raising prices, although the Company does selectively increase prices for certain products. Overall product prices have been stable during the past four years and the Company continues to mitigate the adverse effects of inflation primarily through improved productivity and cost containment and improvement programs.

ENVIRONMENTAL MATTERS

  The Company's facilities are subject to federal, state, local and foreign environmental requirements, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. The Company does not currently anticipate any material adverse effect on its operations or financial condition as a result of its efforts to comply with, or its liabilities under, such requirements. The Company does not currently anticipate any material capital expenditures for environmental control facilities. Some risk of environmental liability is inherent in the Company's business, however, and there can be no assurance that material environmental costs will not arise in the future. In particular, the Company might incur capital and other costs to comply with increasingly stringent environmental laws and enforcement policies. Although it is difficult to predict future environmental costs, the Company does not anticipate any material adverse effect on its operations, financial condition or competitive position as a result of future costs of environmental compliance. In connection with the Acquisition, Millipore agreed to retain environmental liabilities resulting from pre-Acquisition operations of the Company's facilities. See "Business-- Environmental Matters."

INCOME TAXES

  The Company's effective tax rate for 1995 was 18.1%, which was affected by the Company's utilization of federal and foreign net operating loss carryforwards. The Company expects to utilize net operating loss carryforwards to offset taxable income in 1996, 1997 and 1998 assuming that taxable profits are realized. Consequently, the Company expects these net operating loss carryforwards to reduce its statutory tax rate over the next three years. As of December 31, 1995, the Company had U.S. net operating loss carryforwards of approximately $41 million usable through 2009 and foreign net operating loss carryforwards of approximately $5 million. See footnote 8 to the Company's Consolidated Financial Statements.

RECENTLY ADOPTED ACCOUNTING STANDARDS

  Accounting for Stock-Based Compensation. In 1996, the Company will adopt the disclosure provisions of SFAS No. 123 which specifies a fair value based method of accounting for stock based compensation plans.

FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including statements regarding, among other items, (i) the Company's growth strategies, including its intention to make acquisitions and introduce new products, (ii) anticipated trends in the Company's business and
(iii) the Company's ability to continue to control costs and maintain quality. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in "Risk Factors" including, among others, (i) changes in the HPLC industry as a result of economic or regulatory influences or (ii) changes in the competitive marketplace, including new products and pricing changes by the Company's competitors. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.

PRO FORMA FINANCIAL RESULTS

  On a pro forma basis, adjusted to reflect the impact of the TAI Acquisition, the Tender Offer, the Redemption and the IPO and the application of the net proceeds therefrom together with borrowings under the Bank Credit Agreement to repay all outstanding indebtedness under the Prior Bank Credit Agreement, income from continuing operations was $33.0 million for the year ended December 31, 1995 and $8.6 million for the three months ended March 31, 1996. Improved pro forma 1995 operating income primarily resulted from reduced interest expense associated with the IPO, the Redemption and the Tender Offer as well as increased income associated with the TAI Acquisition.

  On a pro forma basis, the ratio of the Company's (i) operating income plus depreciation and amortization to (ii) cash interest expense for the year ended December 31, 1995 was 3.9 times, which was greater than the 1995 actual coverage ratio. Debt levels on a proforma basis at March 31, 1996 were $100.1 million higher than historical levels.

                                   BUSINESS

GENERAL

  Waters is the world's largest manufacturer, distributor and provider of HPLC instruments, chromatography columns and other consumables, and related service. In 1994, the Company's market share was approximately 21% of the estimated $1.5 billion global HPLC market, which the Company believes was two and one-half times greater than its next leading competitor. Waters serves a worldwide customer base with 65% of its 1995 net sales to customers outside of the U.S.

  HPLC is the largest product segment of the analytical instrument market. HPLC is utilized in a broad range of industries to detect, identify, monitor and measure the chemical, physical and biological composition of materials, and to purify a full range of compounds. Customers include manufacturers of pharmaceuticals (ethical, generic and over-the-counter), industrial chemicals and polymers, food, beverages, and consumer products, as well as biotechnology companies, environmental testing companies, universities, hospitals and government agencies. HPLC is used for research and development, methods development, manufacturing and quality control due to its ability to identify approximately 80% of all known compounds and to operate in an automated manner, increasing productivity at a low cost to the user. Examples of HPLC applications include identification of new drug compounds, nutritional content analysis for food and beverage labeling, environmental testing of waste water and hazardous materials and quality control for a wide range of consumer and industrial products.

MARKET LEADERSHIP

  The Company has the largest HPLC market share in the United States, Europe and non-Japan Asia and has a leading position in Japan. The Company attributes its worldwide market leadership to its global brand and reputation, technological innovation, comprehensive high quality product range, extensive sales and service and to having the largest installed base of HPLC instruments.

  Global Brand and Reputation. HPLC is critical to the research and development and quality control efforts of customers and can have a significant impact on their overall productivity. As a result, customers, principally scientists who run research laboratories, value proven performance. Reputation and demonstrated results are critical to end-user decisions to select an equipment supplier. In many cases, once a manufacturer's equipment is adopted in the laboratory, the costs and/or risks of switching to a different manufacturer's instruments can be high. Today the Company believes it has the largest HPLC installed base in the industry and outsells its closest competitor by two and one-half times. The "Waters" name has been associated with the HPLC market since the early 1970s when the Company pioneered the commercial adoption of HPLC technology with the introduction of the first practical, reliable high pressure solvent delivery system. The Company also introduced the first bonded reverse phase HPLC column in 1973. An independent industry survey, based on responses from approximately 8,800 U.S. customers, conducted from April 1992 through November 1995, cites Waters as the HPLC vendor they are most likely to consider when they make their next HPLC purchase.

  Technological Innovation. In the HPLC industry, technological innovation is a key component of market growth. The Company believes that it is the market leader in HPLC technological innovation based upon its product introductions over the past several years and that it spends significantly more on research and development than its competitors. Since 1990, Waters has introduced a number of new products and has redesigned each of the core components within its HPLC product line including the Millennium(R) data collection software, the 717 Autosampler and the 996 Photo Diode Array detector, all of which have achieved rapid market acceptance. Products introduced by Waters within the past four years accounted for approximately 37% of the Company's net sales for 1995. The Company has recently introduced and plans to introduce within the next 12 to 16 months several new product offerings including new products based upon mass spectrometry detection, a redesigned approach to solvent delivery for HPLC systems and new products in its Symmetry(R) consumables line.

  Comprehensive, High Quality Product Range. Waters manufactures a comprehensive range of systems and components (solvent delivery systems, sample injectors, detectors and data management and system control management software) and consumables (chromatography columns and sample preparation devices), and offers related services. With over 100 instrument models and nearly 1,500 types of chromatography columns and consumables, Waters offers the most comprehensive range of HPLC products in the industry. This diverse product range enables Waters to provide solutions for virtually any liquid chromatography application. The Company is committed to maintaining the highest quality manufacturing standards and believes that by controlling these processes, it produces among the highest quality HPLC products available. Waters is more vertically integrated in those manufacturing areas critical to product quality and performance than most of its competitors, especially in the areas of precision machining and chemical synthesis. The Company's manufacturing facilities employ advanced techniques that meet the strict ISO 9002 quality manufacturing standards and FDA mandated Good Manufacturing Practices and the Taunton and Milford facilities are approved by the FDA to produce Class 1 medical devices. Waters' broad array of high quality products enables it to leverage its core technologies across a broad range of applications.

  Extensive Sales and Service. To meet the needs of its worldwide customer base, the Company maintains 66 offices in 29 countries and has the world's largest direct sales, service and technical support organization focused on HPLC. Its more than 550 highly-trained and educated representatives worldwide have average experience of over seven years with Waters and over ten years in the industry. Waters believes it is one of the few HPLC industry participants that both sells directly to end-users in each of its markets and provides local technical service and aftermarket support to customers in virtually every industrialized market in the world. This global presence enables Waters to provide timely, responsive support and service to its customers, many of whom operate internationally, and enables it to capitalize on growth opportunities in emerging markets. By focusing dedicated resources on HPLC, Waters is able to develop specialized service in HPLC and believes it can deliver higher quality service than its competitors who focus on a broad range of instruments.

  Largest Installed Base of HPLC Instruments. The Company believes that, based on its estimated 40% share of the U.S. installed base, it has the largest installed base of the estimated 150,000 HPLC systems in the world. This installed base provides a strong source of ongoing revenue to the Company, with approximately 39% of 1995 net sales generated by service of its HPLC equipment and the sale of consumables. The Company believes it has a competitive advantage as the market leader with respect to repeat purchases since customers are more likely to buy new systems and consumables from manufacturers whose products are compatible with their existing instruments and with whom they have past experience with respect to quality, equipment support and service. Close relationships and continual contact with its large customer base provide the Company with sales opportunities and innovative product and application ideas.

GROWTH STRATEGY

  The Company has implemented a growth strategy comprised of four major parts. The strategy focuses on accelerating new product introductions, better capitalizing on potential market opportunities, pursuing selective acquisitions and reengineering its operations to support its stand-alone HPLC business.

  New Product Introductions. The Company believes it is the HPLC technology leader based upon its product introductions over the past several years and is committed to introducing technologically advanced products. Since the beginning of 1991, the Company has invested approximately $94 million in research and development, which has resulted in its current pipeline of high value-added products. Major new product introductions launched in 1995 and 1996 and planned for the second half of 1996 include:

  . Integrity(TM) System. In October 1995, the Company shipped the first units of its Integrity(TM) system, the first product in a family of new HPLC-MS benchtop products. Integrity(TM) is a system that integrates the automated separation, quantitation and detection capabilities of HPLC with the identification and characterization capabilities of MS. The Company's HPLC-MS benchtop equipment provides more complete data than HPLC or MS alone, is smaller, easier to use and substantially less expensive than traditional MS products and is suited for use by chemists and laboratories trained in HPLC methods, equipment and data analysis. The Company believes that Integrity(TM)will generate growth opportunities because of its lower cost (as compared with traditional MS) together with its integration of MS and HPLC. Waters' Integrity(TM)system is the first fully integrated benchtop HPLC-MS system.

  . Fluidics. In March 1996, the Company introduced its Alliance(TM) product which uses a new design for the fluidics element (solvent and sample management) of the HPLC system. Alliance(TM) brings new performance benefits to the HPLC marketplace including improved accuracy, reproducibility, ease of use, serviceability, reduced space consumption at the laboratory bench and cost effectiveness. The new technology minimizes solvent consumption and facilitates system calibration. The Company believes this new product should improve its competitive position in the core markets for HPLC.

  . Symmetry(R). In May 1994, the Company introduced the first products in its Symmetry(R) line of consumables products, which the Company believes outperforms existing products in the marketplace due to its applicability over a wide range of compounds and its ability to deliver more accurate, reproducible results. Symmetry(R) is the result of a proprietary redesigned manufacturing process for silica media. Waters anticipates that the Symmetry(R) line of products will encompass a wide variety of columns and other sample preparation devices. The Company introduced new Symmetry(R) products during the first quarter of 1996 and plans to introduce more during the second half of 1996. These products are expected to contribute to the growth of the Company's consumables business.

  . Beyond 1996. Waters is working to develop new products to build upon the HPLC-MS and Symmetry(R) technologies. Additionally, upgrades to its Millennium(R) software are expected to expand network capabilities and connectivity to other analytical systems. The Company has research and development efforts underway to develop new capillary scale liquid chromatography and capillary electrophoresis products. Such developments, if successful, could reduce solvent consumption and allow for detection of minute sample sizes which would be particularly useful in the life sciences industry where samples are expensive and quantities are limited. The separating capabilities of these techniques could expand the applicability of HPLC into new areas. For example, capillary technologies enable separation and analysis of extremely small amounts of various compounds which historically could not be analyzed using traditional HPLC systems.

  Capitalizing on Market Opportunities. Waters believes that it is well positioned to take advantage of potential growth opportunities, including: (i) industry innovations and new product introductions such as HPLC-MS and capillary scale separations; (ii) growth in principal end-use markets such as pharmaceuticals, industrial chemicals and polymers, food and beverage, consumer products and environmental testing; (iii) increased spending by the pharmaceutical and biotech industries to develop new drugs, generic versions of existing drugs and over-the-counter drugs; (iv) increased customer emphasis on productivity and devices which accelerate time-to-market; (v) increased worldwide environmental regulation generating additional need for HPLC data collection systems, detection systems and validation procedures; (vi) continued expansion of government-mandated labeling and testing of drugs, foods and vitamins both in the U.S. and abroad; and (vii) increased instrument purchases to replace an aging installed base. The Company is targeting emerging markets with easy-to-use systems (including its new Tiger(TM) product line) and plans to leverage its global presence to take advantage of specific growth opportunities in Eastern Europe, Latin America and the Pacific Rim.

  Selective Acquisitions. In addition to internally generated growth, Waters intends to expand sales and profitability through the acquisition of closely related businesses and product lines. In particular, Waters believes that acquisitions in the highly fragmented HPLC chromatography columns and other consumables market would provide opportunities to gain niche technologies, leverage the Company's assets and expand its customer base. In July 1995, Waters began implementing this strategy with the acquisition of Phase Separations Limited, a company with a strong proprietary position in chromatography consumables, which had revenues of approximately $8.4 million in 1994. Waters also plans to selectively invest in ancillary, high value added analytical laboratory instrument technologies that complement its existing HPLC technologies and provide application solutions to existing and new customers. On May 1, 1996, the Company consummated the TAI Acquisition. The TAI Acquisition will provide the Company with a stronger presence in its non-pharmaceutical industrial markets. The Company has no other agreements or understandings regarding any material acquisitions or joint ventures at this time.

  Reengineering Operations. As part of establishing the Company as a stand-alone entity following the Acquisition in 1994, the Company re-engineered its operations in a manner appropriate to its independent HPLC business. The Company (i) consolidated its manufacturing facilities from five to two (one of which is dedicated to instruments and one of which is dedicated to chemistries), (ii) restructured its European distribution system, creating a central distribution center in Holland and eliminating distribution facilities in 13 European countries, (iii) streamlined administration (including the elimination of a major administrative site) and (iv) reengineered its production processes to reduce cycle times. During this period, the Company reduced its overall workforce by approximately 120 employees. Although the implementation of all operational changes is not yet complete, the Company has already reduced annual expenses and substantially improved profitability. Excluding 1994 and 1995 nonrecurring charges related to the purchase of Phase Separations Limited in July 1995, the Acquisition and the IPO, operating income was $56.3 million for the year ended December 31, 1995, which represented a 72% increase over the prior year, primarily as a result of these actions. Waters plans to continue to review its operations in order to improve productivity and to reduce costs. Based upon the reengineering of its operations, the Company believes it can leverage its infrastructure to support additional sales without a corresponding increase in costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INDUSTRY OVERVIEW

  Chromatography. Chromatography is a separation and detection technique used in the analysis and purification of materials and their constituent components. Chromatography commonly employs one of two primary techniques, liquid chromatography or gas chromatography. Liquid chromatography surpassed gas chromatography in the mid-1980s as the single largest analytical instrument segment because of its more universal applicability: approximately 80% of known compounds can be analyzed by liquid chromatography while approximately 20% can be separated by gas chromatography, which can analyze only volatile and semi-volatile organic compounds. Materials best separated through liquid chromatography include organic and inorganic compounds, complex polymers and high molecular-weight biomolecules.

  Most analytical chemistry problems involve complex mixtures which are made up of hundreds or thousands of different chemical compounds. The difficult task in a successful analysis is often not the specific determination of the final components but the separation steps in which the sample is broken down into its constituent parts. Liquid chromatography separates materials into their constituent components by passing a sample dissolved in a solvent through a column of chemically and physically interactive packing, which selectively slows the passage of the solution's constituents. The most common detection techniques are based upon ultraviolet light absorption and refraction while others are based on electrochemical conductivity and fluorescence characteristics.

  HPLC. HPLC sales comprise the largest segment of the approximately $8.5 billion analytical instrument market. The worldwide market for HPLC instruments and related products totaled approximately $1.5 billion in 1994 with an estimated installed base of 150,000 instruments. The United States, Europe and Japan represent the largest markets for HPLC products, with approximately 36%, 33% and 14% of worldwide 1994 sales, respectively. While they represent a smaller part of the current HPLC market, economies such as the Pacific Rim nations (excluding Japan), Latin America and Eastern Europe offer above average growth potential as these countries purchase HPLC products to support rapid industrial development.

  Instrument sales and service account for approximately 76% of the total 1994 HPLC market and consumables (principally columns) comprise the remaining 24%. Instrument sales comprise both sales of the initial systems (43%) and aftermarket sales of instrument components and service (33%). While representing only 43% of the total HPLC market, initial systems sales are critical to industry participants because purchasers are more likely to purchase components, consumables and service contracts from the manufacturers of their initial systems. Therefore, system sales represent a source of potential future revenues.

  The pharmaceutical and biotechnology industry is the largest HPLC customer segment, representing 34% of total HPLC industry revenues in 1994 with the chemical industry, universities and governments, the environmental industry and all others representing 15%, 29%, 4% and 18% of the market, respectively. Examples of HPLC applications include identification of new drug compounds, nutritional content analysis for food and beverage labeling, environmental testing of waste water and hazardous byproducts and quality control for a wide range of consumer and industrial products.

  Instrument performance and reliability are critical to users of HPLC. Within the pharmaceutical industry, for example, many FDA drug applications and approvals employ HPLC testing and results. The cost of HPLC instruments is a small component of its customers' aggregate product and research and development expenditures, but is critical to development efforts and can have a significant impact on its customers' overall productivity. As a result, customers, principally scientists who run research laboratories, tend to value proven performance over price. Reputation, technical leadership, service and a long-term track record of proven application specific results are critical to end-user decisions to choose an equipment supplier. In many cases, once a manufacturer's equipment is adopted in the laboratory, the costs and/or risks of switching to a different manufacturer of instruments and validating new methods can be high. Column performance and reliability are also critical to users of HPLC. Once test methods are established using a particular column, customers are reluctant to switch. In the pharmaceutical industry, as part of the new drug approval process, the FDA and its international counterparts require that the separation column be specified. This column is typically used during the drug's patent life and later when the drug is manufactured in generic and over-the-counter forms.

  In the 1980s, HPLC enjoyed strong growth as many laboratories invested heavily in analytical instrumentation. In the early 1990s, however, the worldwide recession caused many customers, particularly chemical companies, to reduce their capital investments. The uncertainties of health care reform in the United States beginning in late 1992 also negatively impacted HPLC spending by U.S. pharmaceutical customers. As a result of these factors, HPLC annual market growth declined from in excess of 10% in the 1980s to the low single digits per year on average for the five years ending 1994. Recently, the pharmaceutical industry has increased HPLC related purchases, the European recession has subsided, chemical companies have experienced increased profitability and the threat of federally mandated health care reform has declined.

  Waters believes that it is well positioned to take advantage of potential growth opportunities, including: (i) industry innovations and new product introductions such as HPLC-MS and capillary scale separations; (ii) growth in principal end-use markets such as pharmaceuticals, industrial chemicals and polymers, food and beverage, consumer products and environmental testing;
(iii) increased spending by the pharmaceutical and biotech industries to develop new drugs, generic versions of existing drugs and over-the-counter drugs; (iv) increased customer emphasis on productivity and devices which accelerate time-to-market; (v) increased worldwide environmental regulation generating additional need for HPLC data collection systems, detection systems and validation procedures; (vi) continued expansion of government-mandated labeling and testing of drugs, foods and vitamins in both the U.S. and abroad; and (vii) increased instrument purchases to replace an aging installed base. The Company is targeting emerging markets with easy-to-use systems and plans to leverage its global presence to take advantage of specific growth opportunities in Eastern Europe, Latin America and the Pacific Rim.

  Thermal Analysis. The TAI Acquisition expands the Company's product offerings to include thermal analysis and rheology products. Thermal analysis measures the physical characteristics of materials as a function of temperature. Changes in temperature affect several characteristics of materials such as their physical state, weight, dimension and mechanical and electrical properties, which may be measured by one or more thermal analysis techniques. Consequently, thermal analysis techniques are widely used in the development, production and characterization of materials in various industries such as plastics, chemicals, automobiles, pharmaceuticals and electronics. Rheology instruments complement thermal analyzers in characterizing materials. Rheology characterizes the flow properties of materials and measures their viscosity, elasticity and deformation under different types of loading. The information obtained provides insight with regard to a material's behavior during manufacture, transport, usage and storage. The Company believes the total global market demand for thermal analysis instruments is approximately $185 million while that for rheology instruments is estimated to be approximately $50 million.

PRODUCTS

  With over 100 instrument models, and nearly 1,500 types of chromatography columns and consumables, Waters offers the most comprehensive range of HPLC products in the industry. In 1995, the Company generated 61% of its net sales from its HPLC instrument and component sales and 39% of its net sales from its sale of consumables and service. Waters' product breadth enables the Company to provide solutions to a full range of its customers' analytical requirements.

  HPLC Systems. Most of the Company's components are sold in system configurations typically ranging in price from $25,000 to $50,000 and HPLC-MS systems typically range in price from $130,000 to $150,000. A complete HPLC system consists of five basic components: the solvent delivery system, the sample injector, the separation column, the detector and the data acquisition device. The solvent delivery system pumps the solvent through the HPLC system, while the sample injector injects the sample into the solvent flow. The separation column then separates the sample into its components for analysis in the detector, which detects the presence and measures the amount of the constituents. The data acquisition device then records the information from the detector. In addition, Waters has developed Millennium, a proprietary PC-based system control software package which manages the chromatographic process (including set up of the solvent delivery system, autosampler and detector); reports, stores and archives the results of multiple analyses; and rapidly sets up sophisticated routines for following methods protocols. During the last three years, the Company has redesigned the core components in each component category and has introduced a number of new products. The illustration and table below depict a typical configuration for an HPLC system, provide a description of the basic components and describe the primary Waters offering in each area:



[PICTURE - Black and white flowchart of the HPLC process which includes graphic depictions of each named component]



SOLVENT  [Right Arrow]  PUMP  [Right Arrow]  INJECTOR  [Right Arrow]  COLUMN  [Right Arrow]  DETECTOR  [Right and Down Arrow]
                                                                                                                      +
                                                                                                                      +
                                                                                                                 [Down Arrow]
                                                                                                                      +
                                                                 DATA MANAGEMENT AND SYSTEM  [Left Arrow] +++++++++++++
                                                                     CONTROL SOFTWARE

                     DESCRIPTION OF HPLC SYSTEM COMPONENTS

COMPONENT                                 WATERS' PRODUCTS
- -------------------------------------     -------------------------------------
                                          Waters offers a wide array of deliv-
SOLVENT DELIVERY SYSTEM. The solvent      ery systems capable of handling a
delivery system typically relies on       broad range of solvents and flow
small, high pressure reciprocating        rates. Waters produces five princi-
pumps to deliver one or more sol-         pal solvent delivery systems which
vents to the injector where the sam-      range in price from approximately
ple is introduced.                        $5,000 to over $16,000.

SAMPLE INJECTOR. The sample injector      Waters offers a broad range of in-
relies on valves, loops or syringes       jector products including manual in-
to insert the sample into the sol-        jectors and autosamplers. The Com-
vent flow. The use of automatic in-       pany believes that its 717
jection systems, or autosamplers,         Autosampler, which was introduced in
allows unattended operation of HPLC       1992 and since has gained widespread
systems.                                  market acceptance, represents ad-
                                          vanced injector technology. Sample
CHROMATOGRAPHIC COLUMN. The separa-       injectors range in price from ap-
tion column contains one of several       proximately $1,000 to $12,000.
types of packing, typically station-
ary phase packing made from silica        Waters is one of the few HPLC in-
or polymers. As the sample flows          strument manufacturers that produces
through the column it is separated        and distributes columns and manufac-
into its constituent components. Se-      tures the silica and polymers used
lection of the correct column is im-      as packing materials in the columns.
portant for achieving accurate, re-       Waters most successful columns in-
producible separations over extended      clude Bondapak(R), introduced in
periods.                                  1973, Nova-Pak(R), introduced in
                                          1983 and Symmetry(R), introduced in
DETECTOR. The detector measures the       1994. Separation columns cost an av-
presence and amount of constituents       erage of approximately $300 each,
in a compound. Ultraviolet/visible        and are replaced every three weeks
light detectors, which are used in        to several months depending on us-
approximately 75% of HPLC tests,          age.
measure the absorption of ultravio-
let and visible light rays in order       Waters offers 15 detectors in its
to provide quantitative analysis of       core product line that provide a
the constituents of a compound.           full range of detection techniques.
Photo diode array detection is be-        The Company introduced its 996 Photo
coming increasingly popular as it         Diode Array detector in 1992 and re-
allows more precise detection of          cently introduced its HPLC systems
certain compounds. The latest detec-      that include mass spectrometer de-
tor technology uses mass spectrome-       tectors. Detectors (excluding those
try to identify constituents through      with mass spectrometry technology)
their molecular weight.                   range in price from approximately
                                          $8,000 for an ultraviolet detector
DATA MANAGEMENT AND SYSTEM CONTROL        to $14,000 for the photo diode array
SOFTWARE.                                 detector. MS detectors, today sold
                                          only in a system configuration, are
  Data Acquisition Device. The data       sold for approximately $100,000.
acquisition device calculates and
records the results of the analysis       Waters' data products range from the
completed in the detector. The re-        basic 746 Data Module integrator,
sults of multiple analyses can be         which provides simple reports of the
reported, stored and archived. The        results of HPLC analysis, to the
most basic data acquisition units         Millennium(R) Chromatography Manag-
convert detector signals to a con-        er, which is a comprehensive soft-
tinuous trace on paper.                   ware package designed to run on an
                                          individual PC or in a client/server
  System Control                          network. Software options allow
Software. Management of the chro-         Millennium(R) to be customized to
matographic process, including setup      meet specific laboratory, applica-
of the solvent delivery system, au-       tion, or regulatory requirements.
tomated sample injector, and detec-       Millennium(R)'s use of a relational
tor, can be provided by personal          database provides easy retrieval of
computer-based software. Method pro-      stored results. Prices range from
tocols can be created, named and          $4,000 for an integrator to $14,000
used to rapidly set up sophisticated      for a PC-based workstation.
routines. Software feature content,       Client/server networks for lab-wide
flexibility and ease-of-use can dif-      or corporate-wide information man-
ferentiate one manufacturer's HPLC        agement range from $50,000 to
system from another.                      $500,000.

  Consumables. Chromatography columns and other consumables sold by the Company include HPLC separation columns and sample preparation products which represented approximately 90% of Waters' total consumables net sales in 1995. Sample preparation products are used to condition a sample for more effective testing by an analytical technique. Consumables are required to be replaced at regular intervals. HPLC columns are metal tubes packed with silica and polymers that physically separate the sample into its components for analysis. Columns are generally designed to be interchangeable among different HPLC systems and manufacturers. Selection of the correct column is important for achieving accurate measurements, as different packings and column sizes are used for different compounds. Research and development customers often test a variety of columns with different compounds until they find the correct combination. For test results to be valuable, every column must provide accurate, reproducible separations over extended periods. As a result, once a particular manufacturer's column has been approved for a testing procedure, such as trials for FDA approval, it becomes costly and time consuming to switch. Replacement rates for HPLC columns range from once every three weeks to every several months depending on the frequency of usage and the application of the column. Waters offers nearly 1,300 types of chromatography columns.

  Service. Users of chromatography systems often require substantial technical support before and after the system sale to ensure the reliability and validation of HPLC instruments, the accuracy of HPLC tests and effective resolution of any problems found during analytical testing. As part of its support services, the Company's technical support staff provides individual assistance in solving chemical analysis problems, typically at no additional cost. The Company offers training courses and periodically sends its customers information on applications development. Chromatography systems sold by the Company generally include a one-year warranty, installation and certain user training, all at no additional cost. Service contracts may be purchased by customers to cover equipment no longer under warranty. Service work not performed under warranty or service contracts is performed on a time and materials basis. The Company believes that its experienced worldwide service organization provides a significant and increasingly important source of competitive advantage to its customers, particularly to customers with worldwide operations. Its service organization allows the Company to continuously monitor the needs of its customers over time, which provides leads for new product sales and ideas for new products. The Company has also recently started providing validation services, which provide assurance that instruments perform to users' specifications, to its pharmaceutical customers in response to regulatory requirements.

  Software. The Company has developed proprietary software applications to control performance of its HPLC instruments and collect, analyze and store data collected by its instruments. Software facilitates the use of HPLC systems and can be a differentiating factor for HPLC customers. Waters' Windows(R)-based Millennium(R) software provides complete data acquisition and system control from a single keyboard and offers the ability to process, analyze, view, sort, store, retrieve and report data in a single package. The instruments are designed to interface and be controlled by the Company's Millennium(R) software. Therefore, once a customer makes the decision to purchase Millennium(R), the customer is more likely to make its future HPLC systems purchases from Waters. The Company intends to introduce annual upgrades to its Millennium(R) software which will be an ongoing source of revenues. A software upgrade allows a customer to upgrade its HPLC system at a relatively low cost. Waters has also signed partnership agreements with more than a dozen third-party software vendors to create applications for Millenium as a way to add more overall value to the product.

  New Products. The Company believes it is the HPLC technology leader and has successfully developed and marketed a number of innovative products since its inception. Products introduced by Waters within the last four years accounted for approximately 37% of net sales in 1995. The Company's 996 Photo Diode Array detector, introduced in 1992, commands a leading position in the HPLC marketplace.


  The Company plans to continue its pattern of new product introductions, particularly in the areas of increasingly sensitive detection systems, improved column chemistries, increased automation, and enhanced data collection software.

  . Integrity(TM) System. In October 1995, the Company shipped the first units of its Integrity(TM) system, the first product in a family of new HPLC-MS benchtop products. Integrity(TM) is a system that integrates the automated separation, quantitation and detection capabilities of HPLC with the identification and characterization capabilities of MS. The Company's HPLC-MS benchtop equipment provides more complete data than HPLC or MS alone, is smaller, easier to use and substantially less expensive than traditional MS products and is suited for use by chemists and laboratories trained in HPLC methods, equipment and data analysis. The Company believes that Integrity(TM) will generate growth opportunities because of its lower cost (as compared with traditional MS) together with its integration of MS and HPLC. Waters' Integrity(TM) system is the first fully integrated benchtop HPLC-MS system.

  . Fluidics. In March 1996, the Company introduced its Alliance(TM) product which uses a new design for the fluidics element (solvent and sample management) of the HPLC system. Alliance(TM) brings new performance benefits to the HPLC marketplace including improved accuracy, reproducibility, ease of use, serviceability, reduced space consumption at the laboratory bench and cost effectiveness. The new technology minimizes solvent consumption and facilitates system calibration. The Company believes this new product should improve its competitive position in the core markets for HPLC.

  . Symmetry(R). In May 1994, the Company introduced the first products in its Symmetry(R) line of consumables products, which the Company believes outperforms existing products in the marketplace due to its applicability over a wide range of compounds and its ability to deliver more accurate, reproducible results. Symmetry(R) is the result of a proprietary redesigned manufacturing process for silica media. Waters anticipates that the Symmetry line of products will encompass a wide variety of columns and other sample preparation devices. The Company introduced new Symmetry(R) products during the first quarter of 1996 and plans to introduce more during the second half of 1996. These products are expected to contribute to the growth of the Company's consummables business.

  . Beyond 1996. Waters is working to develop new products to build upon the HPLC-MS and Symmetry(R) technologies. Additionally, upgrades to its Millennium(R) software are expected to expand network capabilities and connectivity to other analytical systems. The Company has research and development efforts underway to develop new capillary scale liquid chromatography and capillary electrophoresis products. Such developments, if successful, could reduce solvent consumption and allow for detection of minute sample sizes which would be particularly useful in the life sciences industry where samples are expensive and quantities are limited. The separating capabilities of these techniques could expand the applicability of HPLC into new areas. For example, capillary technologies enable separation and analysis of extremely small amounts of various compounds which historically could not be analyzed using traditional HPLC systems.

CUSTOMERS

  Waters has a broad and diversified customer base. The pharmaceutical segment, which accounted for approximately 43% of the Company's 1995 net sales, represents the Company's largest category of customers and includes manufacturers of pharmaceuticals (ethical, generic and over-the-counter) and biotechnology companies and laboratories. The industrial customer segment, which accounted for approximately 36% of the Company's 1995 net sales, includes producers of industrial chemicals and polymers, food and beverage companies and environmental testing laboratories. Expanding into the industrial customer segment is the primary business objective behind the TAI Acquisition. The instrumentation used to make physical measurements (based on thermal analysis) is found in almost all customer settings that also utilize the Company's gel permeation chromatography. Furthermore, there is an important relationship between the information obtained from gel permeation chromatography analysis and the properties that can be measured by thermal analysis. The Company believes that its recognition and exploitation of these relationships will be highly valued by customers in the industrial marketplace.

  The Company also sells to universities, hospitals and government agencies. The purchase decision is typically made by scientists who run research laboratories, and Waters' technical support staff works closely with such customers to develop and implement HPLC applications that meet their analytical requirements. The Company does not rely on any one customer for a material portion of its sales. During 1995, no customer accounted for more than 2% of the Company's net sales.

RESEARCH AND DEVELOPMENT

  Waters maintains an active research and development program focused on developing and commercializing products which complement and update its existing product offerings. The Company believes it is the market leader in HPLC technical innovation, having spent approximately $99 million on research and development since the beginning of 1991, which the Company believes is significantly more than expenditures by its competitors. The Company's research and development expenditures for 1993, 1994 and 1995 were $18.5 million, $20.2 million and $17.7 million, respectively. The current core products of the Company have been developed at the Company's research and development center in Milford, Massachusetts with input and feedback from Waters' worldwide field organization. At March 31, 1996, there were approximately 160 employees involved in the Company's research and development efforts.

SALES AND SERVICE

  To meet the needs of its worldwide customer base, the Company maintains 66 offices in 29 countries and has the world's largest direct sales, service and technical support organization focused exclusively on HPLC. In contrast, most of the Company's competitors' representatives distribute several analytical products only one of which is HPLC. The Company's more than 550 educated and highly-trained representatives, many of whom are former Waters customers, have average experience of over seven years with Waters and over ten years in the HPLC industry. Waters believes it is one of the few HPLC industry participants that both sells directly to end-users in each of its markets and provides local technical service and aftermarket support to customers in virtually every industrialized market in the world. This global presence enables Waters to provide timely, responsive support and service to its customers, many of whom operate internationally, and enables it to capitalize on growth opportunities in emerging markets. By focusing designated resources on HPLC, Waters is able to develop specialized service in HPLC and believes it can deliver higher quality service than its competitors who focus on a broad range of instruments. Waters also offers training sessions to customers at its in-house training centers with the initial purchase of HPLC instrument systems, and additional, more specialized training for a fee at the customer's request. TAI sells and services its own products.

MANUFACTURING

  Waters manufactures its instruments at the Company's Milford, Massachusetts facility, where approximately 460 people are devoted to manufacturing. Waters' Milford plant is an advanced facility which maintains the highest performance and quality standards in the industry, meets the strict ISO 9002 quality standards and FDA mandated Good Manufacturing Practices and is approved by the FDA to produce Class 1 medical devices.

  The Company believes that its high degree of vertical integration between assembly and machining gives it a competitive advantage. The machine shop, which utilizes advanced programmable equipment with quick set up features, allows Waters to produce highly engineered narrow tolerance parts quickly. Furthermore, both assembly and machining operations are linked with research and development and engineering processes through the Company's CAD/CAM system, enabling seamless hand-offs of specifications and manufacturing procedures from the point of product concept through the product's manufacture. The Company outsources the supply of certain commodity items, such as computers, printed circuit boards and other items to outside vendors which meet the Company's quality requirements. Certain of the outsourced items are purchased from sole suppliers, and while all of the outsourced items could be purchased from alternative suppliers, some business interruption could result from discontinuation by a supplier.

  The Company's Taunton, Massachusetts facility is dedicated to manufacturing chromatography columns and chemicals and employs approximately 70 people. Proprietary chemical synthesis techniques are used to ensure superior consistency in the quality of Waters' chromatography chemical products. Consistent product performance is essential to Waters' customers to produce accurate and reproducible results. The Taunton facility meets the same ISO and FDA standards met by the Milford facility.

  Because Waters controls each element of the manufacturing process, it is able to deliver high quality products to its customers. Based upon the reengineering of its operations, the Company believes it can leverage its infrastructure to support additional sales without a corresponding increase in costs.

  TAI manufactures its thermal analysis products at its New Castle, Delaware facility and its rheology products at its Leatherhead, England facility.

COMPETITION

  The HPLC instrument market is highly competitive. Although the Company is the largest in the HPLC industry, it faces competition from several international instrument manufacturers in both domestic and foreign markets. Waters competes in this market primarily on the basis of performance, reliability, service and, to a lesser extent, price. Many competitors who are not focused on the HPLC market have instrument businesses that are much larger than the Company's business. Certain competitors are divisions of larger companies which have greater financial and other resources than the Company.

  Waters encounters competition in the highly fragmented consumables market from chemical companies that produce column chemicals and small specialized companies that pack and distribute columns. The Company believes that it is one of the few suppliers that processes silica, packs columns, and distributes its own product. Waters competes in this market on the basis of reproducibility, reputation, performance and, to a lesser extent, price.

PATENTS, TRADEMARKS AND LICENSES

  The Company owns a number of United States and foreign patents, and has patent applications pending in the United States and abroad. Certain technology and software is licensed from third parties. The Company also owns a number of trademarks, the most significant registered trademarks of which are Bondapak(R), Nova-Pak(R), Symmetry(R) and Millennium(R). While the patents, licenses and trademarks are viewed as valuable assets, the Company's patent position is not of material importance to its operations.

EMPLOYEES

  At March 31, 1996, Waters had approximately 1,870 employees. Approximately 160 employees in the U.S. have post-graduate degrees, including 39 with PhDs. Waters is committed to providing relevant training and educational assistance which is driven by the operating needs and enhances the skills of Waters employees. All sales personnel are trained in consultative selling skills and technical product knowledge. Engineers and scientists are kept abreast of technology advancements through company sponsored classes. Certain manufacturing employees receive over 60 hours training annually in such areas as electro/mechanical training, ISO 9000 and geometric tolerances. Waters also provides management training sessions on such subjects as project management, conflict resolution and leadership skills. Approximately 70% of the Company's employees are located within the United States. Labor relations are considered to be excellent, and no Waters' employees have union affiliations. TAI has approximately 200 employees worldwide and their geographic distribution is similar to the Waters population.

BACKLOG

  Historically, the Company has had a backlog of approximately three weeks.

LEGAL PROCEEDINGS

  The Company is currently asserting a claim against Millipore under arbitration procedures specified in the purchase and sale agreement for the Predecessor. Waters contends that Millipore has undervalued the amount of assets it is obligated to transfer from the Millipore Retirement Plan to the Waters successor plan. Millipore, in turn, has filed an action in Massachusetts state court arguing that the Company's dispute is not subject to arbitration. The Massachusetts court has preliminarily stayed the arbitration proceedings. Waters believes it has meritorious arguments regardless of the forum in which its dispute with Millipore is eventually heard although the outcome is not certain. From time to time the Company and its subsidiaries are involved in various other litigation matters arising in the ordinary course of its business. The Company believes that none of the above, either individually or in the aggregate, is material to the Company.

ENVIRONMENTAL MATTERS

  The Company's facilities are subject to federal, state, local and foreign environmental requirements, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Certain environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA"), impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances.

  The Company believes that its operations have been and are in substantial compliance with environmental requirements, and that it has no liabilities arising under environmental requirements, other than liabilities that would not be expected to have a material adverse effect on the Company's operations, financial condition or competitive position. Some risk of environmental liability is inherent in the nature of the Company's business, however, and the Company might in the future incur material costs to meet current or more stringent compliance, cleanup or other obligations pursuant to environmental requirements.

  In connection with the Acquisition, Millipore agreed to retain environmental liabilities resulting from pre-Acquisition operations at the Company's facilities, including but not limited to any such liabilities arising under CERCLA and liabilities arising from pre-Acquisition releases of hazardous substances on the Company's property in Taunton, Massachusetts.

  The Company is aware that Millipore has been notified by U.S. Environmental Protection Agency and private parties that Millipore is or may be liable under CERCLA for certain costs resulting from the disposal of hazardous substances generated and disposed of before the Acquisition from facilities now operated by the Company. In each such instance, Millipore (and not the Company) (i) is one of many parties that have been notified of potential liability with respect to that site, (ii) has entered into a partial settlement of liability,
(iii) has made settlement payments in proportion to the volume of waste it is alleged to have disposed of at that site and (iv) has received a partial release from further liability.

  It is possible, given the retroactive nature of CERCLA liability, that the Company will from time to time receive notices of potential liability relating to Millipore's pre-Acquisition activities or that government officials or private parties will seek to impose liability for such activities on the Company. The Company did not assume Millipore's pre-Acquisition CERCLA liability, however, and expects that no material costs will be incurred by it with respect to such matters. The Company could, of course, be liable under CERCLA for its own post-Acquisition activities.

FACILITIES

  Waters operates 11 United States facilities and 48 international facilities. The Company believes its facilities are adequate for its current production level and for reasonable growth over the next few years. The Company's primary facilities are summarized in the table below.

                          PRIMARY FACILITY LOCATIONS

           LOCATION           FUNCTION (A)         OWNED/LEASED         SQUARE FEET
           --------           ------------         ------------         -----------
     Milford, MA                M, R, S                Owned              408,000
     Taunton, MA                   M                   Owned               32,000
     St. Quentin, France           S                  Leased               18,000
     Singapore                     S                  Leased                5,000
     Tokyo, Japan                 R, S                Leased               12,000

- --------
(a) M=Manufacturing; R=Research; S=Sales

  Waters maintains eight field offices in the United States and 48 field offices abroad (excluding TAI offices). The Company's primary field office locations are listed below.

                            FIELD OFFICE LOCATIONS

     U.S.                              INTERNATIONAL (A)
- --------------     -----------------------------------------------------------------
Tustin, CA         Australia            Hong Kong                  Poland
Wood Dale, IL      Austria              Hungary                    Puerto Rico
Fairfax, VA        Belgium              Italy                      Russia
Cary, NC           Brazil               Japan                      Singapore
Morristown, NJ     Canada               Korea                      Spain
Houston, TX        Czech Republic       Mexico                     Sweden
Pleasanton, CA     Denmark              Netherlands                Switzerland
Ann Arbor, MI      Finland              Norway                     Taiwan
                   France               People's Republic of       United Kingdom
                   Germany               China

- --------
(a) Waters operates more than one office within several foreign countries.

  TAI operates five United States facilities and seven international facilities. TAI is headquartered in New Castle, Delaware.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The executive officers and directors of the Company, and their ages as of May 1, 1996, are as follows:

   NAME                       AGE POSITION
   ----                       --- --------
   Douglas A. Berthiaume       47 Chairman, President and Chief
                                   Executive Officer
   Arthur G. Caputo            44 Senior Vice President, Sales and
                                   Marketing
   Thomas W. Feller            56 Senior Vice President, Operations
   John R. Nelson              52 Senior Vice President, Research and
                                   Development
   Philip S. Taymor            40 Senior Vice President, Finance and
                                   Administration, Chief Financial
                                   Officer, Treasurer and Assistant
                                   Secretary
   Brian K. Mazar              38 Vice President, Human Resources
   Devette W. Russo            43 Vice President, Chromatography
                                   Consumables Division
   Joshua Bekenstein           37 Director
   Charles L. Brown            74 Director
   Philip Caldwell             76 Director
   Edward Conard               39 Director
   Thomas P. Salice            35 Director
   Marc Wolpow                 37 Director

  Officers are elected annually and serve at the discretion of the Board of Directors. All directors serve until the next annual meeting of shareholders and until their successors have been duly elected and qualified.

  Douglas A. Berthiaume has served as Chairman of the Board of Directors of the Company since February 1996 and has served as President and Chief Executive Officer of the Company since August 1994. Mr. Berthiaume joined Millipore in 1980 as Corporate Controller. Prior to joining the Predecessor as President in 1990, he held a variety of positions including Senior Vice President and Chief Financial Officer of Millipore for five years. Before joining Millipore, Mr. Berthiaume worked at Helix Technology as Corporate Controller and at Arthur Andersen & Co. as a Manager in Public Accounting. Mr. Berthiaume is a Director of Genzyme Corporation.

  Arthur G. Caputo has been Senior Vice President, Sales and Marketing of the Company since August 1994. He joined the Predecessor in October 1977 and has held a number of positions in sales within the Predecessor and Millipore. Prior to his current position, he was Senior Vice President and General Manager of Millipore's North American Business Operations responsible for establishing the Millipore North American Sales Subsidiary and also served as the General Manager of Waters' North American field sales, support and marketing functions. Mr. Caputo worked at Whatman Inc. as Product Manager of Chromatography Products before joining the Predecessor.

  Thomas W. Feller has been Senior Vice President, Operations of the Company since August 1994. He joined Millipore in 1977 and moved to the Predecessor as Vice President of Operations in 1980. Mr. Feller returned to Millipore Operations in 1985 before becoming Senior Vice President of Manufacturing Operations for the Predecessor in January 1991. Since April 1993, Mr. Feller has been Senior Vice President and General Manager of the Waters Instrument Operations Division. Prior to joining Millipore, Mr. Feller held various production and manufacturing positions at Johnson and Johnson, Jensen Speaker and Baxter Travenol.

  John R. Nelson has been Senior Vice President, Research and Development of the Company since August 1994. He joined the Predecessor in August 1976 and has held a variety of positions in marketing as well as research and development, including Vice President Waters Research Development and Engineering, Senior Vice

President Worldwide Marketing Operations and Senior Vice President of Product Development. Prior to taking his present position, Mr. Nelson was responsible for all product development activities of Waters and the discontinued Extrel business in Pittsburgh, Pennsylvania and Madison, Wisconsin. Mr. Nelson is also responsible for the Company's TA Instruments, Inc. operations.

  Philip S. Taymor has been Senior Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary of the Company since August 1994. He joined Millipore in May 1981 and held several positions in the Millipore organization, including Corporate Controller, Director of Finance of Millipore's Membrane Division and Manager of Corporate Accounting. Mr. Taymor joined the Predecessor in early 1992. His current responsibilities include business and financial planning, accounting and financial reporting, treasury operations, legal, tax and information systems. Mr. Taymor joined Millipore from Grant Thornton & Company, Certified Public Accountants.

  Brian K. Mazar has been Vice President, Human Resources of the Company since August 1994. He joined the Predecessor in 1991 as Director of Human Resources with responsibility for worldwide human resources functions. From 1986 to 1991, Mr. Mazar was Director of Human Resources of GeneTrak Systems. Prior thereto, Mr. Mazar worked at Exxon Corporation and Corning Glass Works.

  Devette W. Russo has been Vice President, Chromatography Consumables Division of the Company, since 1990. She joined the Predecessor in 1975 as a Marketing Communications Account Manager, and has held a variety of positions within the Predecessor and Millipore in marketing before assuming her current responsibilities as Vice President, Chromatography Consumables Division. Prior positions include Director of Corporate Communications for Millipore and Vice President of Marketing for the Chemistry Division. Ms. Russo held various marketing and application support roles before joining the Millipore organization.

  Joshua Bekenstein has served as a Director of the Company since August 1994. He has been a Managing Director of Bain since January 1993 and a General Partner of Bain Venture Capital since its inception in 1987. Mr. Bekenstein is a Director of Specialty Retailers, Inc. and Apparel Retailers, Inc.

  Charles L. Brown has served as a Director of the Company since August 1994. Mr. Brown retired as Chairman and Chief Executive Officer of American Telephone and Telegraph Company ("AT&T") in August 1986. He served as President of AT&T from 1977 to 1979, Vice Chairman of the Board and Chief Financial Officer of AT&T in 1976 and Executive Vice President of AT&T from 1974 to 1976. Previously, he was President of Illinois Bell Telephone Company and was a Director of E.I. du Pont de Nemours and Company, Chemical Bank and Delta Air Lines Inc. Mr. Brown is a Director of J.P. Morgan Florida, FSB.

  Philip Caldwell has served as a Director of the Company since August 1994. Mr. Caldwell has been Senior Managing Director of Lehman Brothers Inc. and its predecessor, Shearson Lehman Brothers Holdings Inc., since 1985. Mr. Caldwell spent 32 years at Ford Motor Company where he was Chairman of the Board of Directors and Chief Executive Officer from 1980 to 1985 and a Director from 1973 through 1990. Mr. Caldwell is a Director of Zurich Holding Company of America, Inc., Zurich Reinsurance Centre Holdings, Inc., American Guarantee & Liability Insurance Company (a Zurich affiliate), The Mexico Fund, CasTech Aluminum Group Inc. and Russell Reynolds Associates, Inc. He has served as a Director of the Chase Manhattan Bank Corporation, the Chase Manhattan Bank, N.A., Digital Equipment Corporation, Federated Department Stores Inc., the Kellogg Company, Shearson Lehman Brothers Holdings, Inc. and Specialty Codings International, Inc.

  Edward Conard has served as a Director of the Company since August 1994. He has been a Managing Director of Bain since March 1993. From 1990 to 1992, Mr. Conard was a Director of Wasserstein Perella & Company, an investment banking firm that specializes in mergers and acquisitions. Previously, he was a Vice President of Bain & Company, where he headed the firm's operations practice area.

  Thomas P. Salice has served as a Director of the Company since July 1994. Mr. Salice is a Managing Director of AEA and has been associated with AEA since June 1989. Mr. Salice is also a Director of Dal-Tile International Inc. and CasTech Aluminum Group Inc.

  Marc Wolpow has served as a Director of the Company since August 1994. He has been a Managing Director of Bain since January 1993 and was a Principal of Bain Venture Capital from April 1990 through

December 1992. From 1988 to April 1990, Mr. Wolpow was a Vice President in the corporate finance department of Drexel Burnham Lambert, Incorporated. Mr. Wolpow is also a Director of FTD, Inc. and Williamhouse-Regency of Delaware, Inc.

COMPENSATION OF EXECUTIVE OFFICERS

  Summary of Cash and Certain Other Compensation. The following table sets forth in summary form information concerning the compensation for all services rendered in all capacities to the Company and its subsidiaries for 1993, 1994 and 1995 for Mr. Berthiaume and the four other most highly compensated executive officers of Waters at the end of fiscal year 1995 (collectively, the "named executive officers").

                          SUMMARY COMPENSATION TABLE

                                     ANNUAL                   LONG-TERM
                                  COMPENSATION              COMPENSATION
                                -----------------       ---------------------
                                                                   SECURITIES
                                                                   UNDERLYING
                                                        RESTRICTED  OPTIONS/    ALL OTHER
                                                          STOCK       SARS       COMPEN-
NAME AND PRINCIPAL       FISCAL SALARY    BONUS           AWARDS     (#) OF      SATION
     POSITION             YEAR    ($)      ($)            ($)(A)     SHARES        ($)
- ------------------       ------ ------- ---------       ---------- ----------   ---------
Douglas A. Berthiaume...  1995  275,002   548,414(b)(c)      --         --       26,916(d)(e)(f)
 Chairman, President,     1994  318,329 1,570,000(g)         --   1,325,241(h)    9,550(i)(j)(k)
 Chief Executive Officer                   29,517(l)                             34,548
                          1993  339,996       --             --      21,000(m)
Philip S. Taymor........  1995  149,994   395,714(b)(c)      --         --       16,799(d)(e)(f)
 Senior Vice President,   1994  138,328   585,170(g)         --     491,412(h)    4,150(j)(k)(o)
 Finance and                               16,100(l)                  2,900(m)
 Administration and       1993  122,000       --          47,425                 12,221
 Chief Financial Officer
John R. Nelson..........  1995  160,004   359,714(b)(c)      --         --       18,086(d)(e)(f)
 Senior Vice President,   1994  181,993   585,000(g)         --     491,412(h)    5,460(j)(k)(o)
 Research and                              17,170(l)
 Development              1993  188,000       --          50,813      4,100(m)   18,588
Thomas W. Feller........  1995  155,012   352,714(b)(c)      --         --       18,966(d)(e)(f)
 Senior Vice President,   1994  175,668   585,000(g)         --     491,412(h)    5,270(i)(j)(k)
 Operations                                16,637(1)
                          1993  178,000       --          44,037      4,100(m)   17,538
Arthur G. Caputo........  1995  149,994   345,714(b)(c)      --         --       15,687(d)(e)(f)
 Senior Vice President,   1994  170,000   585,000(g)         --     491,412(h)    5,100(k)(n)(o)
 Sales and Marketing                       16,100(l)
                          1993  173,000       --          47,425      4,600(m)   17,013


- --------
(a) Reflects the dollar value as of the date of grant of restricted stock awards granted by Millipore during 1993. Restrictions relating to such Millipore stock lapsed upon consummation of the Acquisition.
(b) Reflects bonus earned under the Company's Pay for Performance Plan in 1995 which was paid in 1996 as follows: Mr. Berthiaume $412,700, Mr. Caputo $210,000, Mr. Feller $217,000, Mr. Nelson $224,000 and Mr. Taymor
    $210,000.
(c) Reflects one-time cash bonus earned in 1995 and paid in 1996 in connection with certain productivity programs implemented by senior management as follows: Mr. Berthiaume $135,714, Mr. Caputo $135,714, Mr. Feller $135,714, Mr. Nelson $135,714 and Mr. Taymor $185,714.
(d) Includes amounts contributed for the benefit of the named executive under the Waters 401(k) Restoration Plan in 1995 as follows: Mr. Berthiaume $21,216, Mr. Caputo $8,504, Mr. Feller $10,422, Mr. Nelson $10,840 and Mr.
    Taymor $11,503.

(e) Includes amounts contributed for the benefit of the named executive under the Waters Employee Investment Plan in 1995 as follows: Mr. Berthiaume $3,481, Mr. Caputo $6,367, Mr. Feller $4,809, Mr. Nelson $4,752 and Mr.
    Taymor $4,867.

(f) Includes amounts contributed for the benefit of the named executive under Group Term Life Insurance in 1995 as follows: Mr. Berthiaume $2,219, Mr. Caputo $816, Mr. Feller $3,735, Mr. Nelson $2,494 and Mr. Taymor $429.

(g) Reflects the aggregate amount of deferred compensation and cash paid by Millipore in connection with the divestiture of the Company.
(h) Reflects grant of options to purchase shares of Common Stock. Certain of such options were granted at an exercise price equal to the estimated fair value of the Common Stock at the date of grant and the other options were granted at an exercise price in excess of such estimated fair value. All such options have a term of ten years. The Company amended the option agreements in the third fiscal quarter of 1995. After giving effect to such amendment, the named executive officers hold the following options:
    Mr. Berthiaume, 282,563 options at an exercise price of $4.07 per share, 282,562 options at an exercise price of $9.50 per share, and 760,116 options at an exercise price of $16.28 per share; and each of Messrs. Caputo, Feller, Nelson and Taymor, 110, 568 options at an exercise price of $4.07 per share; 110,568 options at an exercise price of $9.50 per share, and 270, 276 options at an exercise price of $16.28 per share. The Company also amended the option agreements in the fourth fiscal quarter of 1995 to vest an aggregate of 1,099,535 options at the $9.50 exercise price.
(i) Includes amounts contributed by Millipore for the benefit of the named executive under the Millipore Supplemental Executive Retirement Plan as follows: Mr. Berthiaume $3,720; and Mr. Feller $640.
(j) Includes amounts contributed by Millipore for the benefit of the named executive under the Millipore Savings Plan as follows: Mr. Berthiaume $3,080; Mr. Feller $3,080; Mr. Nelson $3,860; and Mr. Taymor $2,650.
(k) Includes amounts contributed by the Company for the benefit of the named executive under the Waters 401(k) Restoration Plan as follows: Mr. Berthiaume $2,750; Mr. Caputo $750; Mr. Feller $1,550; Mr. Nelson $1,200; and Mr. Taymor $655.
(l) Reflects bonus earned under the Company's Pay for Performance Plan in 1994 which was paid in 1995.
(m) Reflects grant of options to purchase Millipore common stock.
(n) Includes $3,600 contributed by Millipore for the benefit of Mr. Caputo under the Millipore Participation Plan.
(o) Includes amounts contributed for the benefit of the named executive under the Waters Employee Investment Plan as follows: Mr. Caputo $750; Mr. Nelson $400; and Mr. Taymor $845.

  Stock Options. There were no stock options granted during fiscal year 1995 to the Company's chief executive officer or any of the named executive officers.

  Option Exercises and Holdings. The following table shows information regarding the exercise of stock options during fiscal 1995 by the named executives and the number and value of any unexercised stock options held by them as of December 31, 1995:

                               NUMBER OF SECURITIES    VALUE OF UNEXERCISED IN-THE-
                              UNDERLYING UNEXERCISED      MONEY OPTIONS/SARS AT
                            OPTIONS/SARS AT FY-END (#)   FY-END ($) EXERCISABLE/
   NAME                     EXERCISABLE/UNEXERCISABLE        UNEXERCISABLE(1)
   ----                     -------------------------- ----------------------------
   Douglas A. Berthiaume...      491,097/834,143          $3,573,242/$4,403,332
   Arthur G. Caputo........      186,735/304,675           1,387,512/ 1,680,227
   Thomas W. Feller........      186,735/304,675           1,387,512/ 1,680,227
   John R. Nelson..........      186,735/304,675           1,387,512/ 1,680,227
   Philip S. Taymor........      186,735/304,675           1,387,512/ 1,680,227

  --------
  (1) Based on the closing price of the Common Stock on December 31, 1995 of $18.25.

WATERS CORPORATION RETIREMENT PLANS

  Substantially all full-time United States and Puerto Rico employees of Waters participate in the Waters Retirement Plan (the "Retirement Plan"), a defined benefit pension plan intended to qualify under Section 401(a) of the Internal Revenue Code (the "Code"). The Retirement Plan is a cash balance plan whereby each participant's benefit is determined based on annual pay credits and interest credits made to each participant's notional account. In general, a participant becomes vested under the Retirement Plan upon the completion of five years of service.

  Pay credits range from 4.0% to 9.5% of compensation, depending on the participant's amount of compensation and length of service with the Company. Compensation refers to pension eligible earnings of the participant under the Retirement Plan (up to $150,000 for 1995, as limited by the Code), including base pay, overtime, incentive bonuses, commissions and pre-tax deferrals, but excluding special items such as stock awards, moving expense reimbursements and employer contributions to retirement plans.

  Interest credits are based on the notional account balance on the last day of the prior plan year and the plan's interest credit rate. This interest credit rate equals the one-year constant maturity Treasury Bill rate on the last day of the preceding plan year plus 0.5%, subject to a 5.0% minimum and 10.0% maximum rate.

  No pay or interest credits are granted under the plan for periods of employment prior to January 1, 1994. However, service is calculated from date of hire for purposes of determining the level of pay credit for the plan year. The normal retirement age under the plan is age 65. Benefits are computed on a straight life basis. Certain participants under this plan may be entitled to a minimum benefit equal to the amount accrued under the prior plan formula as of August 18, 1994.

  In addition, the Company maintains a non-qualified, supplemental plan which provides benefits that would be paid by the Retirement Plan except for the limitations on pensionable pay and benefit amounts currently imposed by the Code.

  The aggregate estimated annual benefit payable from the Retirement Plan and supplemental plan to Messrs. Berthiaume, Caputo, Feller, Nelson and Taymor upon normal retirement is $77,000, $50,000, $19,000, $31,000 and $65,000,
respectively. As of September 1, 1995, Messrs. Berthiaume, Caputo, Feller, Nelson and Taymor had approximately 14, 17, 19, 18 and 14 years of credited service, respectively, under the Retirement Plan.

EMPLOYEE STOCK-BASED COMPENSATION PLANS

  The Board and the Company's stockholders have approved the 1996 Long-Term Performance Incentive Plan. Pursuant to this plan, the Compensation Committee may grant to employees and other key individuals who perform services for the Company and its subsidiaries stock options, stock appreciation rights, restricted stock, performance units, performance grants and other types of awards. Under the plan, no single participant may receive awards in excess of 100,000 shares of Common Stock in a single calendar year, and no more than 1,000,000 shares of Common Stock may be issued to all participants during the life of the plan. The plan terminates on May 7, 2006.

  The Board and the Company's stockholders have also approved the 1996 Employee Stock Purchase Plan. Under this plan, certain eligible employees of the Company may purchase through payroll deductions shares of Common Stock at the lesser of 90% of the fair market value of the shares on the first day of each plan period or 100% of the fair market value of the shares on the last day of each plan period. Up to 250,000 shares of Common Stock may be issued under the plan, which will become effective on October 1, 1996.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to October 20, 1995, the Company's Compensation Committee was composed of Mr. Charles F. Baird, Jr., Mr. Charles L. Brown and Mr. Edward Conard. The Compensation Committee currently consists of Messrs. Brown and Conard and Mr. Thomas Salice. Prior to the Company's initial public offering, each of Mr. Conard and Mr. Salice also served as an officer of the Company.

COMPENSATION OF BOARD OF DIRECTORS

  Directors who are full-time employees of the Company receive no additional compensation for serving on the Board or its committees. Prior to January 1, 1996, the Company paid certain of its directors an annual fee of $5,000, except for the Chairman who received an annual fee of $25,000, and $500 for each board or committee meeting attended. As of January 1, 1996, the Company's non-employee directors (the "Outside Directors") each receive a retainer of $15,000 per year (other than the Chairman who, if an Outside Director, will receive an annual fee of $30,000) and $750 for each board meeting and committee meeting that they attend. All directors are reimbursed for expenses incurred in connection with their attendance at meetings.

  In addition, the Board and the Company's stockholders have approved the 1996 Non-Employee Director Deferred Compensation Plan and the 1996 Non-Employee Director Stock Option Plan. Under the deferred compensation plan, Outside Directors may elect to defer their fees and credit such fees to either a cash account which earns interest at a market-based rate or to a common stock unit account, for which 100,000 shares of Common Stock have been reserved. Under the Director Stock Option Plan, each Outside Director will receive 1,000 options to acquire shares of Common Stock, and up to 50,000 shares of Common Stock may be issued under such plan.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock (i) immediately prior to the Offerings and (ii) as adjusted to reflect the sale of the shares of Common Stock pursuant to the Offerings, by (a) each person or entity known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock,
(b) each of the Company's directors, (c) each of the named executive officers,
(d) all directors and executive officers of the Company as a group and (e) all other selling stockholders. Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock indicated as being beneficially owned by them.

                                                                SHARES BENEFICIALLY
                          SHARES BENEFICIALLY OWNED                 OWNED AFTER
                            PRIOR TO THE OFFERINGS               THE OFFERINGS (a)
                          ---------------------------           ----------------------
NAME AND ADDRESS OF                                     SHARES
 BENEFICIAL OWNER           NUMBER (B)      PERCENT    OFFERED     NUMBER    PERCENT
- -------------------       --------------- ----------- --------- ----------- ----------
5% STOCKHOLDERS
  Bain Capital Entities
   (c)
   c/o Bain Capital,
   Inc.
   Two Copley Place
   Boston, Massachusetts
   02116................        7,204,675       24.99 4,558,137   2,646,538     9.18
  Invesco PLC
   11 Devonshire Square
   London EC2M 4YR
   England..............        1,815,900        6.30       --    1,815,900     6.30
DIRECTORS AND EXECUTIVE
 OFFICERS
  Douglas A. Berthiaume.        1,144,405        3.90       --    1,144,405     3.90
  Arthur G. Caputo......          372,598        1.28       --      372,598     1.28
  Thomas W. Feller......          367,124        1.27       --      367,124     1.27
  John R. Nelson........          309,062        1.07       --      309,062     1.07
  Philip S. Taymor......          368,260        1.27       --      368,260     1.27
  Joshua Bekenstein (d).        7,204,675       24.99 4,558,137   2,646,538     9.18
  Charles L. Brown......            7,019           *       --        7,019        *
  Philip Caldwell(e)....           31,782           *       --       31,782        *
  Edward Conard (d).....        7,204,675       24.99 4,558,137   2,646,538     9.18
  Thomas P. Salice (f)..          102,257           *    68,527      33,730        *
  Marc Wolpow (d).......        7,204,675       24.99 4,558,137   2,646,538     9.18
  All Directors and Ex-
   ecutive Officers as a
   group
   (13 persons).........       10,471,203       34.55 4,626,664   5,844,539    19.28
OTHER SELLING STOCKHOLD-
 ERS
  BT Investment Part-
  ners, Inc. ...........        1,300,076        4.51   822,511     477,565     1.66
  Nassau Capital Funds
  L.P. .................          565,919        1.96   508,198      57,721        *
  A.P. Moller Tankers &
  Liners................          486,327        1.69   436,724      49,603        *
  AEA Investors Inc. ...          306,543        1.06   275,277      31,266        *
  95 other Selling
  Stockholders, each of
  whom is selling less
  than 50,000 shares in
  the Offerings or bene-
  ficially owns less
  than 1% of the out-
  standing Common Stock
  prior to the Offer-
  ings..................        4,293,325       14.89 3,330,626     962,699     3.34

- --------

* represents less than 1% of the total.

(a) Assumes no exercise of the Underwriters' over-allotment options. If the Underwriters' over-allotment options are exercised in full, the Bain Capital Entities will sell an additional 683,720 shares, BT Investment Partners, Inc. will sell an additional 335,323 shares, Nassau Capital Funds L.P. will sell an additional 57,721 shares, A.P. Moller Tankers & Liners Inc. will sell an additional 49,603 shares, AEA Investors Inc. will sell an additional 31,266 shares, Thomas P. Salice will sell an additional 1,473 shares, and the 95 other Selling Stockholders will collectively sell an additional 340,894 shares.

(b) Figures are based upon 28,825,482 shares of Common Stock outstanding as of April 30, 1996. The figures assume exercise by only the stockholder or group named in each row of all options for the purchase of Common Stock held by such stockholder or group which are exercisable within 60 days of March 25, 1996.

(c) Amounts shown represent the aggregate number of shares held by Bain Capital Fund IV, L.P. ("Fund IV"), Bain Capital Fund IV-B, L.P. ("Fund IV-B"), BCIP Associates and BCIP Trust Associates, L.P. (collectively with Fund IV and Fund IV-B, the "Bain Capital Entities"). Messrs. Bekenstein, Conard and Wolpow, who serve as directors of the Company, are managing directors of Bain and limited partners of Bain Capital Partners IV, L.P., the general partner of Fund IV and Fund IV-B. In addition, Messrs.

  Bekenstein, Conard and Wolpow are general partners of BCIP Associates and of BCIP Trust Associates, L.P. Accordingly, Messrs. Bekenstein, Conard and Wolpow may be deemed to share voting and dispositive power as to the shares held by the Bain Capital Entities. Messrs. Bekenstein, Conard and Wolpow disclaim beneficial ownership of such shares.

(d) All of the shares shown are held by the Bain Capital Entities. See Note
    (c). The address of each such person is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116.

(e) Includes 31,782 shares held in trust for Mr. Caldwell's wife, Betsey C. Caldwell, and for which shares he disclaims beneficial ownership.

(f) Excludes 306,543 shares owned by AEA, of which Mr. Salice serves as an officer and for which shares he disclaims beneficial ownership.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

EMPLOYMENT AGREEMENTS

  None of the executive officers have employment agreements with the Company or any of its affiliates. None of them has any agreements entitling them to termination or severance payments upon a change of control of the Company or a change in the named executive's responsibilities following a change of control. However, each of the named executive officers are parties to one or more Management Subscription Agreements with the Company pursuant to which each of them has purchased shares of Common Stock in the Company and each of them is also the grantee of certain stock options from the Company under one or more Stock Option Agreements. Pursuant to the terms of such agreements the executive may be entitled to certain payments from the Company relating to the repurchase of the stock purchased under such agreements or available upon exercise of the options granted to him. The Management Subscription Agreements and the Stock Option Agreements also impose certain additional restrictions upon the executive, including confidentiality obligations, assignment of the benefit of inventions and patents to the Company, a requirement that he devote his exclusive business time to the Company, and noncompete restrictions which extend in certain cases, depending on the basis on which his employment is terminated, for a period of up to 24 months following his termination date. In addition, in connection with the Acquisition, the Company assumed Millipore's obligations to make certain payments to the named executive officers in accordance with the terms of certain deferred compensation agreements.

LOANS TO EXECUTIVE OFFICERS

  The Company has made loans, in an aggregate principal amount of $2,342,303, to certain executive officers of the Company. These loans are full recourse loans and are secured by a pledge of the shares of Common Stock owned by such executive officers. The following executive officers' loans bear interest at 5.83% and have a maturity date of December 1, 2000: Douglas A. Berthiaume, Chairman, President and Chief Executive Officer, $650,919; Arthur G. Caputo, Senior Vice President, Sales and Marketing, $245,825; Thomas W. Feller, Senior Vice President, Operations, $245,825; Brian K. Mazar, Vice President, Human Resources and Investor Relations, $247,843; John R. Nelson, Senior Vice President, Research and Development, $204,854; Devette Russo, Vice President, Chromatography Chemistry Division, $211,190; and Philip S. Taymor, Senior Vice President, Finance and Administration and Chief Financial Officer, $245,825 (the foregoing amounts are as of December 1, 1995). The following executive officers' additional loans are as of January 8, 1996, bear interest at 5.65% and have a maturity date of January 8, 2001: Mr. Berthiaume $92,939, Mr. Caputo $34,629, Mr. Feller $34,617, Mr. Mazar $34,629, Mr. Nelson $28,858, Ms.
Russo $29,750 and Mr. Taymor $34,629.

MANAGEMENT SERVICES AGREEMENT

  Prior to the IPO, AEA, Bain, certain affiliates of Bain and the Company were party to the Management Services Agreement pursuant to which AEA and Bain provided management, consulting and financial services to the Company. In consideration for such services, AEA and Bain were entitled collectively to an annual fee in the amount of $1.5 million, plus reimbursement for out-of-pocket expenses and indemnification against certain liabilities. During 1995, the fees and expenses paid by the Company to AEA and Bain totaled $1.4 million. Upon consummation of the IPO, the Management Services Agreement was terminated and AEA and Bain were paid collectively a fee of $4 million in connection therewith.

  At the time of the Acquisition and in consideration of services rendered by AEA and Bain (and certain affiliates of Bain) in arranging, structuring and negotiating the terms of the Acquisition and the related financing transactions, the Company paid to AEA and an affiliate of Bain collectively a transaction fee of $8 million, and reimbursed AEA and Bain for certain related expenses.

SPECIAL DISTRIBUTION TO SECURITYHOLDERS

  On September 12, 1995, the Company declared and paid the Special Distribution to the holders of its Class A common stock and warrants to purchase Class A common stock. Pursuant to the Special Distribution the following cash payments were made as a return of capital to the Company's existing security holders as follows: (i) AEA, together with stockholders of AEA, received an aggregate amount of $6,992,958; (ii) Bain Capital Entities received an aggregate amount of $6,946,260; and (iii) certain members of Waters senior management received an aggregate amount of $1,424,275.

REGISTRATION RIGHTS AGREEMENT

  The Company is party to a registration rights agreement (the "Registration Rights Agreement") among certain of the Company's existing stockholders (the "Agreement Stockholders"). Pursuant to the terms of the Registration Rights Agreement, each Agreement Stockholder has the right to require the Company, at the sole expense of the Company and subject to certain limitations, to register under the Securities Act of 1933 (the "Securities Act") all or part of the shares of Common Stock (the "Registrable Securities") held by them. Certain Agreement Stockholders (including affiliates of AEA and Bain) are entitled to unlimited demand registrations (but no more than one within any six month period), provided that the demand registration must be requested by the holders of at least 5% of the shares of Common Stock and generate proceeds of at least $30 million. All Agreement Stockholders are entitled to unlimited "piggyback" registrations. In connection with all registrations, the Company will agree to indemnify all holders of Registrable Securities against certain liabilities, including liabilities under the Securities Act. Registrations pursuant to the Registration Rights Agreement will be made on the appropriate registration form and may be underwritten registrations.

  The Offerings are being commenced as a result of the exercise of certain demand rights pursuant to the Registration Rights Agreement. In accordance with the Registration Rights Agreement, no Agreement Stockholders can make additional demands for 180 days after the date of this Prospectus.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company has entered into agreements to provide indemnification for its directors and executive officers in addition to the indemnification provided for in the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

DESCRIPTION OF THE BANK CREDIT AGREEMENT

  The Company has entered into the Bank Credit Agreement dated as of November 22, 1995, as amended, with Bankers Trust Company, as agent (the "Agent") and other institutions party thereto (the "Banks"), which provides for loans of up to $300 million. As of May 8, 1996, the Company owed $247.6 million under the Bank Credit Agreement. The following description is qualified in its entirety by reference to the Bank Credit Agreement, a copy of which has been filed as an exhibit to the registration statement of which this Prospectus is a part.

  Indebtedness of the Company under the Bank Credit Agreement is guaranteed by the domestic subsidiaries of the Company and is secured by (i) a first priority security interest in all of the receivables, contracts, contract rights, securities, equipment (other than certain equipment secured by purchase money security interests), intellectual property, inventory and real estate owned by the Company and its domestic subsidiaries, (ii) a first priority perfected pledge of all capital stock and intercompany notes of the Company's domestic subsidiaries owned directly by the Company or its domestic subsidiaries, and (iii) a first priority perfected pledge of 66 2/3% of the capital stock of certain foreign subsidiaries owned directly by the Company or its domestic subsidiaries.

  The loans under the Bank Credit Agreement bear interest for each fiscal quarter at a per annum rate equal to, at the Company's option, (i) the Base Rate plus an amount which will vary between zero and .50%, based upon certain performance criteria for the Company's previous four fiscal quarters, or (ii) the Eurodollar Rate (as defined in the Bank Credit Agreement) plus an amount which will vary between 0.50% and 1.50%, based upon certain performance criteria for the Company's previous four fiscal quarters.

  The availability under the Bank Credit Agreement will decrease under certain circumstances, including upon certain asset sales, issuances of equity and incurrences of debt, will reduce by $45 million at November 22, 1998 and 1999, and will terminate at the earlier of the date on which a Change of Control Event (as defined in the Bank Credit Agreement) occurs and November 22, 2000.

  The Bank Credit Agreement requires the Company to meet certain financial tests, including minimum levels of EBITDA (as defined in the Bank Credit Agreement), minimum interest coverage, maximum amounts of capital expenditures and a maximum leverage ratio. The Bank Credit Agreement also contains covenants which, among other things, limit: (i) the incurrence of additional indebtedness, (ii) the payment of dividends, (iii) transactions with affiliates, (iv) asset sales, acquisitions, mergers and consolidations, (v) prepayments of other indebtedness, (vi) the creation of liens and encumbrances and (vii) other matters customarily restricted in such agreements. Pursuant to the Bank Credit Agreement, the Company must obtain the consent of its lenders in order to make acquisitions of more than $40 million and, in some cases, $25 million.

  The Bank Credit Agreement contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-default to certain other indebtedness, certain events of bankruptcy and insolvency, certain ERISA-related events, judgment defaults, failure of any guaranty or security agreement supporting the Bank Credit Agreement to be in full force and effect and a Change of Control Event (as defined in the Bank Credit Agreement) of the Company.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

  The total amount of authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). As of the date hereof, 28,825,482 shares of Common Stock are issued and outstanding and 100 shares of Preferred Stock are issued and outstanding. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Amended and Restated Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

  Certain provisions described herein may have the effect of impeding stockholder actions with respect to certain business combinations and the election of new members to the Board. As such, the provisions could have the effect of discouraging open market purchases of the Company's Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director.

COMMON STOCK

  Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the remaining shares will not be able to elect any directors.

  As of April 30, 1996, there were 28,825,482 shares of Common Stock outstanding held by 333 holders of record. The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock and restrictions contained in the Bank Credit Agreement, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. See "Price Range of Common Stock and Dividend Policy."

  Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

  The Common Stock is traded on the New York Stock Exchange under the symbol "WAT."

PREFERRED STOCK

  Millipore holds 100 shares of Series A Preferred Stock, par value $.01 per share (the "Preferred Stock"). The Liquidation Value of the shares when issued was $100,000 per share. Dividends on the Preferred Stock accrue at a rate of 6% per annum, and the Company may, at its option, elect to pay cumulated dividends in cash; provided, that if any portion of such dividend is not paid in cash, such portion shall be added to the Liquidation Value of the Preferred Stock. The dividend rights on the Preferred Stock are cumulative, and the Preferred Stock ranks prior to the Common Stock as to liquidation rights and redemption. The Preferred Stock has no voting rights. The Preferred Stock is redeemable by the Company at any time and must be redeemed on August 18, 2006.

  Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Board may, without further action by the Company's stockholders, from time to time, direct the issuance of additional shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock.

CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND STATUTORY PROVISIONS

  The Amended and Restated Certificate of Incorporation and the Bylaws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

  Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The Amended and Restated Certificate of Incorporation requires that any action required or permitted to be taken by the Company's stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by consent in writing. Additionally, the Amended and Restated Certificate of Incorporation requires that special meetings of the stockholders of the Company be called only by a majority of the Board or by certain officers.

  The Amended and Restated Bylaws provide that stockholders seeking to bring business before or to nominate directors at any annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 70 days' notice was given for the meeting, within ten days following the date on which such notice was given. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions restrict the ability of stockholders to bring matters before the stockholders or to make nominations for directors at meetings of stockholders.

  Section 203 of Delaware Law. The Company is subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 % of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company. In addition, the Amended and Restated Certificate of Incorporation provides that the affirmative vote of at least 80% of the outstanding voting stock is required for a business combination between the Company or any subsidiary and the beneficial owner of more than five percent of the outstanding voting stock unless such transaction (i) has been approved by a majority of the disinterested directors or (ii) involves a person who, as of the effectiveness of the Offerings, was the beneficial owner of more than five percent of the outstanding voting stock.

  Limitations on Liability and Indemnification of Officers and Directors. The Delaware Law provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The Company's Amended & Restated Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent conduct). This provision does not exonerate the directors from liability under federal securities laws nor does it limit the availability of non-monetary relief in any action or proceeding against a director. In addition, the Amended and Restated Certificate of Incorporation provides that the Company shall, to the fullest extent not prohibited by Delaware Law, indemnify its officers and directors against liabilities, cost and expenses as provided by Delaware Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

  There are 28,825,482 shares of Common Stock outstanding. In addition to the 10,000,000 shares of Common Stock sold in the Offerings (11,500,000 shares if the Underwriters' over-allotment options are exercised in full), the 11,062,500 shares sold in the IPO will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in the Securities Act, which shares will be subject to the resale limitations of Rule 144. All of the remaining shares are "restricted securities" under the Securities Act and may not be sold unless they are registered or unless an exemption from registration, such as the exemptions provided by Rule 144 or Rule 144A under the Securities Act, is available. A substantial portion of such remaining shares are subject to the lock-up agreements described below.

  In connection with the Offerings, all Selling Stockholders and certain members of management have agreed not to dispose of any shares for a period of 90 days from the date of this Prospectus, or to make any demand for or exercise any right with respect to the registration of the shares; and the Company's executive officers, non-selling directors and certain other members of management, and certain other stockholders who hold in the aggregate 1,316,401 shares of Common Stock, have agreed not to dispose of any shares for a period of 75 days from the date of the Prospectus or to make any demand for or exercise any right with respect to the registration of their shares; and the Company has agreed not to dispose of any shares (other than issuances by the Company of certain employee stock options and shares covered thereby) for a period of 90 days from the date of this Prospectus, in each case without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters. Certain existing shareholders have also waived all rights to register securities owned by them in connection with the Offerings. Upon expiration of the lock-up periods, the shares of Common Stock subject to the lock-ups will be eligible for sale subject to certain volume and other resale limitations of Rule 144 and Rule 144A under the Securities Act.

  In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least two years, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  Rule 144A provides a nonexclusive safe harbor exemption from the registration requirements of the Securities Act for specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer," which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests at least $100 million in securities of unaffiliated issuers. Rule 144A does not extend an exemption to the offer or sale of securities that, when issued, were of the same class as securities listed on a national securities exchange or quoted on Nasdaq. The shares of Common Stock outstanding as of the date of this Prospectus would be eligible for resale under Rule 144A because such shares, when issued, were not of the same class as any listed or quoted securities.

  Certain of the Company's shareholders have demand and piggyback registration rights pursuant to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, these rights may not be exercised for 180 days following the date of this Prospectus.

  No prediction can be made as to the effect, if any, that market sales for shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales would occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust, the income of which is includable in gross income for United States federal income tax purposes regardless of its source. This discussion is based on current law and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including the tax position of certain U.S. expatriates). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

  In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax (if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country absent knowledge to the contrary. Treasury regulations proposed in 1984 that have not been finally adopted, however, would require Non-U.S. Holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the Non-U.S. Holders' name and address and an official statement by the competent authority (as designated in the applicable treaty) in the foreign country attesting to the Non-U.S. Holder's status as a resident thereof. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OF COMMON STOCK

  In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either such case, the United States branch profits tax may also apply upon repatriation of the gain if the Non-U.S. Holder is a corporation); (ii) in the case of Non-U.S. Holder who is a nonresident alien individual and holds shares of Common Stock as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10% of the gain derived from such disposition), or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates whose loss of United States citizenship had as one of its principal purposes the avoidance of United States taxes; or (iv) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above generally would not be subject to United States federal income tax, provided that the Common Stock is "regularly traded" on an established securities market.

ESTATE TAX

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

  The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

  United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States.

  The payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-United States office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, (a) backup withholding will not apply unless such broker has actual knowledge that the owner is not a Non-U.S. Holder, and (b) information reporting will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

  Backup withholding is not an individual tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITING

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Alex. Brown & Sons Incorporated, CS First Boston Corporation, and Goldman, Sachs & Co. are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agree-ment") among the Company, Waters Technologies Corporation, each of the Selling Stockholders and the U.S. Underwriters, and concurrently with the sale of 2,000,000 shares of Common Stock to the International Managers (as defined be-low), the Selling Stockholders severally have agreed to sell to the U.S. Un-derwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Selling Stockholders, the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
        U.S. UNDERWRITER                                                SHARES
        ----------------                                               ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................
   Alex. Brown & Sons Incorporated....................................
   CS First Boston Corporation........................................
   Goldman, Sachs & Co................................................
                                                                       ---------
        Total......................................................... 8,000,000
                                                                       =========

  The Company, Waters Technologies Corporation and the Selling Stockholders have also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Alex. Brown & Sons Incorporated, CS First Boston Limited, and Goldman Sachs International are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 8,000,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Selling Stockholders have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Selling Stockholders, an aggregate of 2,000,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters or International Managers (as the case may be) may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

  The U.S. Representatives have advised the Selling Stockholders that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $        per share of Common Stock. The U.S. Underwriters may allow,
and such dealers may reallow, a discount not in excess of $       per share of
Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Selling Stockholders have granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,200,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Selling Stockholders also have granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

  The Company, each of the Selling Stockholders, the Company's directors and executive officers, and certain other members of management, and certain other stockholders of the Company who hold in the aggregate 1,316,401 shares, have agreed, subject to certain exceptions, not to directly or indirectly sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or securities or rights convertible into or exercisable or exchangeable for Common Stock, or make any demand for or exercise any right with respect to the registration of any Common Stock or other such securities, without the prior written consent of Merrill Lynch on behalf of the Underwriters, for a period of (in the case of the Company, the Selling Stockholders and certain members of management) 90 days after the date of this Prospectus, or (in the case of the Company's executive officers, non-selling directors, certain other members of management and certain other stockholders of the Company) 75 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Common Stock being offered hereby and certain other legal matters relating to the Offerings will be passed upon for the Company by Kirkland & Ellis (a partnership which includes professional corporations), New York, New York. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership which includes professional corporations), New York, New York. Fried, Frank, Harris, Shriver & Jacobson performs legal services for AEA on a regular basis.

                                    EXPERTS

  The consolidated balance sheets as of December 31, 1994 and 1995 and the consolidated statements of operations, stockholders' equity and cash flows of the Company for the period August 19, 1994 through December 31, 1994 and the year ended December 31, 1995, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated statements of operations and cash flows of the Waters Chromatography Division of Millipore Corporation for the year ended December 31, 1993 and the period January 1, 1994 through August 18, 1994, have been included herein in reliance on the report, which includes an explanatory paragraph addressing certain costs and expenses presented in the financial statements which represent allocations and management's estimates of the costs of services provided by Millipore Corporation, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The audited consolidated financial statements of TA Instruments, Inc. and Subsidiaries included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained at prescribed rates. Such reports, proxy statements and other information filed by the Company can also be inspected at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

  The Company has filed a Registration Statement on Form S-1 under the Securities Act of 1933, as amended with respect to the Common Stock being offered hereby with the Commission under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits and schedules thereto filed by the Company with the Commission, as well as such reports and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at its New York Regional Office, Seven World Trade Center, 13 Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission, 450 Fifth

Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of such material will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information pertaining to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements and a report thereon by the Company's independent accountants and quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

                      WATERS CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
The Company

   Reports of Coopers and Lybrand L.L.P. ................................   F-2
   Consolidated Balance Sheets for the Company at December 31, 1994 and
    1995 and March 31, 1996 (unaudited)..................................   F-4
   Consolidated Statements of Operations for the Predecessor for the year ended December 31, 1993 and for the period January 1, 1994 to August
    18, 1994; Consolidated Statements of Operations for the Company for
    the period August 19, 1994 to December 31, 1994, for the year ended
    December 31, 1995, and for the three months ended March 31, 1995 and
    1996 (unaudited).....................................................   F-5
   Consolidated Statements of Cash Flows for the Predecessor for the year ended December 31, 1993 and for the period January 1, 1994 to August
    18, 1994; Consolidated Statements of Cash Flows for the Company for
    the period August 19, 1994 to December 31, 1994, for the year ended
    December 31, 1995, and for the three months ended March 31, 1995 and
    1996 (unaudited).....................................................   F-6
   Consolidated Statements of Stockholders' Equity of the Company for the
    period August 19, 1994 to December 31, 1994, for the year ended De-
    cember 31, 1995, and for the three months ended March 31, 1996 (unau-
    dited)...............................................................   F-7
   Notes to Consolidated Financial Statements............................   F-8
TA Instruments, Inc. and Subsidiaries ("TAI")

   Report of Arthur Andersen LLP.........................................  F-28
   Consolidated Statements of Operations for TAI for the years ended De-
    cember 31, 1994 and 1995 and for the three months ended March 31,
    1995 and 1996 (unaudited)............................................  F-29
   Consolidated Balance Sheets for TAI at December 31, 1994 and 1995 and
    March 31, 1996 (unaudited)...........................................  F-30
   Consolidated Statements of Cash Flows for TAI for the years ended De-
    cember 31, 1994 and 1995 and for the three months ended March 31,
    1995 and 1996 (unaudited)............................................  F-31
   Consolidated Statements of Stockholders' Equity (Deficit) for TAI for
    the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1996 (unaudited).....................................  F-32
   Notes to Consolidated Financial Statements............................  F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Waters Corporation:

  We have audited the accompanying consolidated balance sheets of Waters Corporation and Subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the period from August 19, 1994 to December 31, 1994 and the year ended December 31, 1995. These financial statements are the responsibility of Waters Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Waters Corporation and Subsidiaries as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the period from August 19, 1994 to December 31, 1994 and the year ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Boston, Massachusetts January 23, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Millipore Corporation:

  We have audited the accompanying statements of operations and cash flows of the Waters Chromatography Division of Millipore Corporation (the
"Predecessor") for the year ended December 31, 1993 and for the period from January 1, 1994 to August 18, 1994. These financial statements are the responsibility of Millipore Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  Certain costs and expenses presented in the financial statements represent allocations and management's estimates of the costs of services provided to the Waters Chromatography Division by Millipore Corporation. As a result, the financial statements presented may not be indicative of the financial position or results of operations that would have been achieved had the Waters Chromatography Division operated as a non-affiliated entity.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Waters Chromatography Division of Millipore Corporation for the year ended December 31, 1993 and for the period from January 1, 1994 to August 18, 1994 in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Boston, Massachusetts February 10, 1995

                      WATERS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1994 DECEMBER 31, 1995 MARCH 31, 1996
                          ----------------- ----------------- --------------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                 (UNAUDITED)
         ASSETS
Current assets:
 Cash and cash
equivalents.............      $ 16,739          $  3,233         $  1,825
 Accounts receivable,
   less allowances for
   doubtful accounts of
   $1,798, $1,513 and
   $1,792 at December
   31, 1994 and 1995 and
   March 31, 1996,
   respectively.........        83,383            76,087           75,560
 Inventories............        43,978            41,459           40,376
 Other current assets...         1,768             2,847            3,273
 Net current assets--
discontinued operations.         9,888             3,694              --
                              --------          --------         --------
  Total current assets..       155,756           127,320          121,034
Property, plant and
equipment, net..........        71,060            70,261           70,277
Other assets............        36,404            29,024           32,346
Goodwill, less
 accumulated
 amortization of $573,
 $2,364 and $2,797 at
 December 31, 1994 and
 1995 and March 31,
 1996, respectively.....        67,049            72,491           72,140
Net long term assets--
discontinued operations.         1,329               720              --
                              --------          --------         --------
  Total assets..........      $331,598          $299,816         $295,797
                              ========          ========         ========
 LIABILITIES AND EQUITY
       (DEFICIT)
Current liabilities:
 Notes payable and
current portion of long
term debt...............      $  6,067          $  1,933         $  1,303
 Accounts payable.......        18,479            16,757           18,065
 Deferred revenue.......         6,900             6,945            8,902
 Accrued interest.......         3,961             2,527            4,930
 Accrued retirement plan
contributions...........         3,087             5,362            5,840
 Other current
liabilities.............        29,905            36,763           32,810
                              --------          --------         --------
  Total current
liabilities.............        68,399            70,287           71,850
Loans under Bank Credit
Agreement...............       169,950            83,500           68,100
Senior Subordinated
Notes...................       100,000            75,000           75,000
Redeemable preferred
stock...................         5,330             6,232            6,461
Other liabilities.......        10,589             6,679            8,777
                              --------          --------         --------
  Total liabilities.....       354,268           241,698          230,188
Commitments and
contingent liabilities..           --                --               --
Equity (Deficit):
 Common stock, par value
   $0.01 per share
   50,000 shares
   authorized, 21,482,
   28,796 and 28,796
   shares issued and
   outstanding at
   December 31, 1994 and
   1995 and March 31,
   1996, respectively...           215               288              288
 Additional paid-in
capital.................        67,494           145,318          145,089
 Deferred stock option
compensation............           --             (1,076)            (993)
 Warrants...............         3,200               --               --
 Notes receivable.......        (5,055)              --               --
 Accumulated deficit....       (87,404)          (85,403)         (77,228)
 Translation
adjustments.............        (1,120)             (605)          (1,143)
 Minimum pension
liability adjustment....           --               (404)            (404)
                              --------          --------         --------
  Total equity
(deficit)...............       (22,670)           58,118           65,609
                              --------          --------         --------
  Total liabilities and
equity (deficit)........      $331,598          $299,816         $295,797
                              ========          ========         ========

   The accompanying notes are an integral part of the consolidated financial statements.

                      WATERS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                PREDECESSOR                            COMPANY
                                                    ------------------------------------ ------------------------------------
                                                       YEAR ENDED     JANUARY 1, 1994 TO AUGUST 19, 1994 TO    YEAR ENDED
                                                    DECEMBER 31, 1993  AUGUST 18, 1994   DECEMBER 31, 1994  DECEMBER 31, 1995
                                                    ----------------- ------------------ ------------------ -----------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............                                $304,927           $176,097           $131,057          $332,972
Cost of sales...........                                 124,387             73,446             49,740           126,216
Revaluation of acquired
inventory...............                                     --                 --              38,424               925
                                                        --------           --------           --------          --------
 Gross profit...........                                 180,540            102,651             42,893           205,831
Selling, general and
 administrative
 expenses...............                                 132,452             85,216             44,522           132,746
Research and development
 expenses...............                                  18,525             13,399              6,790            17,681
Goodwill and purchased
 technology
 amortization...........                                     --                 --               1,227             3,629
Expensed in-process
 research and
 development............                                     --                 --              53,918               --
Management fee..........                                     --                 --                 552             5,393
Restructuring charge....                                  13,000                --               3,500               --
                                                        --------           --------           --------          --------
 Operating income
(loss)..................                                  16,563              4,036            (67,616)           46,382
Interest expense, net...                                   2,072                828             12,011            30,315
Unrealized (gains)
 losses on future cash
 flow hedges............                                     --                 --                (923)            1,142
Realized (gains) on cash
 flow hedges............                                     --                 --                 --             (2,317)
                                                        --------           --------           --------          --------
 Income (loss) from
  continuing operations
  before income taxes...                                  14,491              3,208            (78,704)           17,242
Provision (benefit) for
 income taxes...........                                   4,169                916              1,487             3,129
                                                        --------           --------           --------          --------
 Income (loss) from
  continuing operations.                                  10,322              2,292            (80,191)           14,113
(Loss) income from
 discontinued
 operations,
 net of tax effect......                                      (9)              (448)               787               --
Estimated (loss) on
 disposal of
 discontinued
 operations.............                                     --                 --              (8,000)              --
                                                        --------           --------           --------          --------
 Income (loss) before
  extraordinary item....                                  10,313              1,844            (87,404)           14,113
Extraordinary item
 (loss) on early
 retirement of debt.....                                     --                 --                 --            (12,112)
                                                        --------           --------           --------          --------
 Net income (loss) .....                                $ 10,313           $  1,844            (87,404)            2,001
                                                        ========           ========
Less: accretion of and
 6% dividend on                                                                                    330               902
 preferred stock........                                                                      --------          --------
 Net (loss) income
  available to common
  stockholders..........                                                                      $(87,734)         $  1,099
                                                                                              ========          ========
Income (loss) per common
share:
 (Loss) income per
  common share from
  continuing operations.                                                                      $  (3.38)         $    .54
 (Loss) per common share
  from discontinued
  operations............                                                                          (.30)              --
 Extraordinary (loss)
  per common share......                                                                           --               (.49)
                                                                                              --------          --------
 Net (loss) income per
  common share..........                                                                      $  (3.68)         $    .05
                                                                                              ========          ========
Weighted average number
 of common shares.......                                                                        23,852            24,582
                                                            COMPANY
                                                    -----------------------
                                                      THREE MONTHS ENDED
                                                           MARCH 31,
                                                    -----------------------
                                                       1995        1996
                                                    ----------- -----------
                                                    (UNAUDITED) (UNAUDITED)
Net sales...............                              $77,554     $85,313
Cost of sales...........                               30,282      32,114
Revaluation of acquired
inventory...............                                  --          --
                                                    ----------- -----------
 Gross profit...........                               47,272      53,199
Selling, general and
 administrative
 expenses...............                               30,920      33,429
Research and development
 expenses...............                                4,096       4,668
Goodwill and purchased
 technology
 amortization...........                                  903         931
Expensed in-process
 research and
 development............                                  --          --
Management fee..........                                  387         --
Restructuring charge....                                  --          --
                                                    ----------- -----------
 Operating income
(loss)..................                               10,966      14,171
Interest expense, net...                                8,119       3,954
Unrealized (gains)
 losses on future cash
 flow hedges............                                3,886         --
Realized (gains) on cash
 flow hedges............                                  --          --
                                                    ----------- -----------
 Income (loss) from
  continuing operations
  before income taxes...                               (1,039)     10,217
Provision (benefit) for
 income taxes...........                                 (199)      2,042
                                                    ----------- -----------
 Income (loss) from
  continuing operations.                                 (840)      8,175
(Loss) income from
 discontinued
 operations,
 net of tax effect......                                  --          --
Estimated (loss) on
 disposal of
 discontinued
 operations.............                                  --          --
                                                    ----------- -----------
 Income (loss) before
  extraordinary item....                                 (840)      8,175
Extraordinary item
 (loss) on early
 retirement of debt.....                                  --          --
                                                    ----------- -----------
 Net income (loss) .....                                 (840)      8,175
Less: accretion of and
 6% dividend on                                           222         229
 preferred stock........                            ----------- -----------
 Net (loss) income
  available to common
  stockholders..........                              $(1,062)    $ 7,946
                                                    =========== ===========
Income (loss) per common
share:
 (Loss) income per
  common share from
  continuing operations.                              $ (0.04)    $  0.26
 (Loss) per common share
  from discontinued
  operations............                                  --          --
 Extraordinary (loss)
  per common share......                                  --          --
                                                    ----------- -----------
 Net (loss) income per
  common share..........                              $ (0.04)    $  0.26
                                                    =========== ===========
Weighted average number
 of common shares.......                               23,852      30,925

   The accompanying notes are an integral part of the consolidated financial statements.

                      WATERS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                       PREDECESSOR                                        COMPANY
                            ----------------------------------- ------------------------------------------------------------
                                                                                                          THREE MONTHS
                                                                                                         ENDED MARCH 31,
                              YEAR ENDED     JANUARY 1, 1994 TO AUGUST 19, 1994 TO    YEAR ENDED     -----------------------
                            ECEMBER 31, 1993  AUGUST 18, 1994   DECEMBER 31, 1994  DECEMBER 31, 1995    1995        1996
                            ---------------- ------------------ ------------------ ----------------- ----------- -----------
                                                        (IN THOUSANDS)                               (UNAUDITED) (UNAUDITED)
Cash flows from
operating activities:
 Net income (loss).....        $ 10,313           $  1,844          $ (87,404)         $   2,001      $   (840)   $  8,175
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities:
 Net (income) loss from
  discontinued
  operations...........               9                448               (787)               --            --          --
 Unrealized losses
  (gains) on future
  cash flow hedges.....             --                 --                (923)             1,142         3,886         --
 Estimated loss on
  disposal of
  discontinued
  operations                        --                 --               8,000                --            --          --
 Deferred income taxes.            (683)               --                 --                 --            --          --
 Depreciation and
  amortization.........           7,450              5,197              2,501              7,709         1,988       2,086
 Amortization of
  capitalized software
  and intangible
  assets...............           1,815              1,126              1,893              6,065         1,472       1,553
 Amortization of debt
  issuance costs.......             --                 --                 993              2,731           727         277
 Compensatory stock
  option expense.......             --                 --                 --               4,565           --           83
 Write-off of in-
  process research and
  development..........             --                 --              53,918                --            --          --
 Extraordinary loss on
  early retirement of
  debt.................             --                 --                 --              12,112           --          --
 Change in operating
  assets and
  liabilities:
  Decrease (increase)
  in accounts
  receivable...........          (3,679)            18,186            (38,127)            10,212        10,575        (131)
 Decrease (increase) in
  inventories..........          12,096             (2,492)            44,324              5,583          (365)      1,190
 (Increase) decrease in
  other current assets.             218             (2,248)               970             (1,073)         (547)       (332)
 (Increase) decrease in
  other assets.........             285                453               (568)            (1,277)         (447)     (2,211)
 (Decrease) increase in
  accounts payable and
  other current
  liabilities..........           4,082              1,583             16,397             (1,661)      (10,417)       (569)
 (Decrease) increase in
  deferred revenue.....            (444)             1,380               (317)              (32)         1,360       1,953
 Increase (decrease) in
  accrued retirement
  plan contributions...             (46)              (809)               109              1,637           373         486
 (Decrease) increase in
  other liabilities....             945                503              5,012             (4,511)         (673)      2,152
                               --------           --------          ---------          ---------      --------    --------
 Net cash provided by
  continuing
  operations...........          32,361             25,171              5,991             45,203         7,092      14,712
 Net cash provided by
  (used in)
  discontinued
  operations...........          (1,330)               478              1,418              1,039           422         --
                               --------           --------          ---------          ---------      --------    --------
 Net cash provided by
  operating activities.          31,031             25,649              7,409             46,242         7,514      14,712
Cash flows from
investing activities:
 Additions to property,
  plant and equipment..          (5,874)            (3,901)            (1,524)            (6,260)       (2,005)     (1,678)
 Software
  capitalization and
  other intangibles....          (2,565)            (2,034)              (667)            (3,618)       (1,015)       (785)
 Payment to acquire
  predecessor net
  assets...............             --                 --            (310,456)               --            --          --
 Payment to acquire net
  assets of Phase
  Separations, Ltd.....             --                 --                 --              (7,469)          --          --
 Loans to officers.....             --                 --                 --              (2,062)          --         (322)
 Realized loss on
  contracts hedging net
  asset value..........             --                 --                 --              (1,457)          --          --
 Proceeds from sale of
  discontinued
  operations...........             --                 --                 --               6,477           --        4,497
                               --------           --------          ---------          ---------      --------    --------
 Net cash (used for)
  investing activities
  by continuing
  operations...........          (8,439)            (5,935)          (312,647)           (14,389)       (3,020)      1,712
 Net investing
  activities of
  discontinued
  operations...........            (737)              (508)              (594)              (154)          (94)        --
                               --------           --------          ---------          ---------      --------    --------
 Net cash (used in)
  investing activities.          (9,176)            (6,443)          (313,241)           (14,543)       (3,114)      1,712
Cash flows from
financing activities:
 Proceeds from
  borrowings...........             --                 --             275,813             84,286           --          --
 Proceeds from issuance
  of common stock......             --                 --              66,628             86,152           --          --
 Repayment (issuance)
  of notes and accrued
  interest.............             --                 --              (5,055)             5,309           --          --
 Net repayment of bank
  borrowings...........             --                 --                 --            (175,000)       (2,090)    (15,961)
 Retirement of Senior
  Subordinated Notes...             --                 --                 --             (28,188)          --          --
 Transactions with
  parent company.......         (21,855)           (18,739)               --                 --            --          --
 Payments for debt
  issuance costs.......             --                 --             (15,111)            (2,211)          --          --
 Payments for interest
  rate protection
  agreements...........             --                 --                 --                 --            --       (1,734)
 Dividend paid.........             --                 --                 --             (16,195)          --          --
                               --------           --------          ---------          ---------      --------    --------
 Net cash (used in)
  provided by financing
  activities...........         (21,855)           (18,739)           322,275            (45,847)       (2,090)    (17,695)
Effect of exchange rate             --                 --                (171)               642           354        (137)
changes on cash........        --------           --------          ---------          ---------      --------    --------
 Net change in cash and
  cash equivalents.....             --                 467             16,272            (13,506)        2,664      (1,408)
                               --------           --------          ---------          ---------      --------    --------
Cash and cash
equivalents at
beginning of period....             --                 --                 467             16,739        16,739       3,233
 Cash and cash
  equivalents at end of
  period...............        $    --            $    467          $  16,739          $   3,233      $ 19,403    $  1,825
                               ========           ========          =========          =========      ========    ========
Supplemental cash flow
information:
 Income taxes paid.....        $    --            $    --           $     217          $   1,924      $    587    $  1,188
 Interest paid.........        $    --            $    --           $   7,247          $  30,370      $ 10,031    $  2,959

   The accompanying notes are an integral part of the consolidated financial statements.

                      WATERS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                           MINIMUM
                            ADDITIONAL   DEFERRED                                            CUMULATIVE    PENSION
                     COMMON  PAID-IN   STOCK OPTION             NOTES                        TRANSLATION  LIABILITY
                     STOCK   CAPITAL   COMPENSATION WARRANTS  RECEIVABLE ACCUMULATED DEFICIT ADJUSTMENTS  ADJUSTMENT  TOTAL
                     ------ ---------- ------------ --------  ---------- ------------------- ------------ ---------- --------
                                                                 (IN THOUSANDS)
 Initial capital
  contribution at
  August 19, 1994
  (restated).......   $215   $ 67,824    $   --     $ 3,200    $ (4,925)      $    --          $   --       $ --     $ 66,314
 Net loss for the
  period August 19,
  1994 to December
  31, 1994.........    --         --         --         --          --         (87,404)            --         --      (87,404)
 Translation
  adjustment for
  the period August
  19, 1994 to
  December 31,
  1994.............    --         --         --         --          --             --           (1,120)       --       (1,120)
 Accretion of
 preferred stock...    --        (108)       --         --          --             --              --         --         (108)
 Interest income on
  notes receivable.    --         --         --         --         (130)           --              --         --         (130)
 Dividend payable
  on preferred
  stock............    --        (222)       --         --          --             --              --         --         (222)
                      ----   --------    -------    -------    --------       --------         -------      -----    --------
 Balance December
 31, 1994..........    215     67,494        --       3,200      (5,055)       (87,404)         (1,120)       --      (22,670)
 Net income for the
  year ended
  December 31,
  1995.............    --         --         --         --          --           2,001             --         --        2,001
 Translation
  adjustment for
  the year ended
  December 31,
  1995.............    --         --         --         --          --             --              515        --          515
 Proceeds from
 stock offering....     63     86,089        --         --          --             --              --         --       86,152
 Accretion of
 preferred stock...    --        (301)       --         --          --             --              --         --         (301)
 Interest income on
  notes receivable.    --         --         --         --         (254)           --              --         --         (254)
 Dividend payable
  on preferred
  stock............    --        (600)       --         --          --             --              --         --         (600)
 Repayment of notes
 receivable........    --         --         --         --        5,309            --              --         --        5,309
 Minimum pension
  liability
  adjustment.......    --         --         --         --          --             --              --        (404)       (404)
 Warrants
 exercised.........     10      3,190        --      (3,200)        --             --              --         --          --
 Compensatory stock
  options issued...    --       5,641     (5,641)       --          --             --              --         --          --
 Compensatory stock
  option expense...    --         --       4,565        --          --             --              --         --        4,565
 Dividend paid.....    --     (16,195)       --         --          --             --              --         --      (16,195)
                      ----   --------    -------    -------    --------       --------         -------      -----    --------
 Balance December
 31, 1995..........   $288   $145,318    $(1,076)   $   --     $    --        $(85,403)        $  (605)     $(404)    $58,118
 Net income for the
  three months
  ended March 31,
  1996.............    --         --         --         --          --           8,175             --         --        8,175
 Compensatory stock
  option expense...    --         --          83        --          --             --              --         --           83
 Accretion of
  preferred stock..    --         (79)       --         --          --             --              --         --          (79)
 Dividend payable
  on preferred
  stock............    --        (150)       --         --          --             --              --         --         (150)
 Translation
  adjustment for
  the three months
  ended March 31,
  1996.............    --         --         --         --          --             --             (538)       --         (538)
                      ----   --------    -------    -------    --------       --------         -------      -----    --------
   Balance March
    31, 1996
    (unaudited)....   $288   $145,089    $  (993)   $   --     $    --        $(77,228)        $(1,143)     $(404)   $ 65,609
                      ====   ========    =======    =======    ========       ========         =======      =====    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                      WATERS CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Basis of Presentation

  Waters Corporation ("Waters" or the "Company") is a holding company which owns all and only the common stock of Waters Technologies Corporation. In November 1995, the Company completed its initial public offering (the "Offering"). Prior to this date, the Company was known as WCD Investors, Inc. and Waters Technologies Corporation was known as Waters Corporation. Waters acquired substantially all of the assets (the "Acquisition") of the Waters Chromatography Division (the "Predecessor") of Millipore Corporation ("Millipore") on August 18, 1994. Pursuant to the purchase method of accounting, acquired assets and liabilities were revalued to their fair market value. The excess of the purchase price over the fair market value of the net assets acquired was recorded as goodwill. Because of the revaluation of the assets and liabilities and its related impact on the statement of operations, the financial statements of the Predecessor for the periods prior to August 19, 1994 are not strictly comparable to those of the Company subsequent to that date. Therefore, Predecessor financial statements have been presented separately from Company financial statements. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

 Cash and Cash Equivalents

  Cash equivalents primarily represent highly liquid investments, with original maturities of 90 days or less, in repurchase agreements and money market funds which are convertible to a known amount of cash and carry an insignificant risk of change in value. The Company has periodically maintained balances in various operating accounts in excess of federally insured limits.

 Inventory

  The Company values all of its inventories at the lower of cost or market on a first-in, first-out basis (FIFO).

 Translation of Foreign Currencies

  For most of the Company's foreign operations, assets and liabilities are translated at exchange rates prevailing on the balance sheet date while revenues and expenses are translated at average exchange rates prevailing during the period. Any resulting translation gains or losses are included in translation adjustments in the consolidated balance sheet.

 Property, Plant and Equipment

  Property, plant and equipment is recorded at cost. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements are capitalized. On August 19, 1994, pursuant to the purchase method of accounting, property, plant and equipment was revalued to its fair market value. Depreciation is provided using straight line methods over the following estimated useful lives: leasehold improvements--lives of the related leases, buildings and improvements--33 years, and production and other equipment--5 to 10 years. Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are eliminated from the balance sheet and related gains or losses are reflected in income.

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)
 Concentration of Credit Risk

  The Company sells its products to a significant number of large and small customers throughout the world, with approximately 43% of 1995 net sales to the pharmaceutical industry. None of the Company's individual customers account for more than two percent of annual Company sales. The Company performs continuing credit evaluation of its customers and generally does not require collateral, but, in certain circumstances may require letters of credit. Historically, the Company has not experienced significant bad debt losses.

 Reclassification

  Certain amounts in previous years' financial statements have been reclassified to conform to current presentation.

 Revenue Recognition

  Sales of products and services are recorded based on product shipment and performance of service, respectively. Proceeds received in advance of product shipment or performance of service are recorded as deferred revenue in the balance sheet.

 Software Development Costs

  The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standard No. 86. Capitalized costs are amortized to cost of sales on a straight-line basis over the estimated useful lives of the related software products, generally three to five years. Capitalized software included in other assets was $7,409, $8,418 and $8,562 at December 31, 1994 and 1995 and March 31, 1996, respectively.

 Purchased Technology and Goodwill

  Purchased technology is recorded at its fair market value as of the acquisition date and is amortized over its estimated useful life, ranging from four to fifteen years for current purchased technology components. Goodwill, the excess of the acquired business purchase price over the underlying net assets, is amortized on a straight-line basis over its useful life, 40 years for current goodwill components. Impairment of purchased technology and goodwill is measured on the basis of whether anticipated future undiscounted operating cash flows expected from the acquired business will recover the recorded respective intangible asset balances over the remaining amortization period. At December 31, 1995 and March 31, 1996, no such impairment of assets was indicated. Purchased technology included in other assets was $10,527, $8,667 and $8,201, with accumulated amortization of $620, $2,482 and $2,947, at December 31, 1994 and 1995 and March 31, 1996, respectively.

 Field Service Expenses

  All expenses of the Company's field service organization are included in selling, general and administrative expenses.

 Product Warranty Costs

  The Company provides for estimated warranty costs at the point of sale.

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)
 Debt Issuance Costs

  Debt issuance costs are amortized over the life of the related debt using the effective interest method. At December 31, 1994 and 1995 and March 31, 1996, debt issuance costs included in other assets amounted to $17,318, $7,874 and $9,324, net of accumulated amortization of $993, $912 and $1,190, respectively.

 Income Taxes

  The Company provides for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the Acquisition, the Predecessor's operations were included in the consolidated tax returns of Millipore and all related income tax payments were made by Millipore.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities,
(ii) disclosure of contingent assets and liabilities at the dates of the financial statements and (iii) the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 Income (Loss) Per Share

  Income (loss) per common share is based on the weighted average number of common shares and common share equivalents outstanding during the periods presented. Common share equivalents result from outstanding options and warrants to purchase common stock. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, using the treasury stock method until shares are actually issued, all common share equivalents issued and options granted by the Company at a price less than the offering price during the twelve months preceding the initial public offering date have been included in computing income (loss) per common share. Accretion of and cumulative dividends on preferred stock have been included in computing income
(loss) per share.

  Supplemental unaudited pro forma income (loss) per common share amounts, calculated as if the Offering had taken place at the beginning of the respective periods, were $(2.75) and $.35 for the period August 19, 1994 to December 31, 1994 and for the year ended December 31, 1995, respectively. These calculations, required by APB Opinion No. 15 "Earnings per Share", make supplemental pro forma adjustments to data as reported for the repayment of debt and common stock issued due to the Offering, and not for other nonrecurring items. The calculations are as follows:

                                                           1994        1995
                                                        (UNAUDITED) (UNAUDITED)
                                                        ----------- -----------
Net (loss) income available to common stockholders, as
reported...............................................  $(87,734)     $1,099
Pro forma adjustments for interest expense, assuming
 that the Offering occurred at the beginning of the
 period................................................     4,820       9,407
                                                         --------     -------
Net (loss) income used for supplemental pro forma
 (loss) income per common share calculation............  $(82,914)    $10,506
                                                         ========     =======
Weighted average number of common shares outstanding,
as reported............................................    23,852      24,582
Adjustment necessary assuming shares issued in the
 Offering were outstanding for the full period.........     6,250       5,529
                                                         --------     -------

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)

                                                        1994        1995
                                                     (UNAUDITED) (UNAUDITED)
                                                     ----------- -----------
Weighted average common shares in supplemental pro
 forma (loss) income per common share calculation...   30,102      30,111
                                                       ======      ======
Supplemental pro forma (loss) income per common
share...............................................   $(2.75)     $  .35
                                                       ======      ======

2. BUSINESS COMBINATIONS

  The total purchase price paid to acquire the Predecessor on August 18, 1994 was approximately $358,000, including related costs, and exceeded the historical book value of the net assets acquired. The Acquisition was accounted for by the purchase method and the excess purchase price was allocated to the assets and liabilities of the Predecessor based upon their estimated fair values. Principal components of this excess amount included the revaluation of certain inventories ($38,424), in-process research and development projects ($53,918), purchased technology ($10,748) and goodwill ($70,022).

  In July 1995, the Company purchased Phase Separations Limited, a United Kingdom company for approximately $7,500. Phase Separations Limited is a manufacturer of chromatography consumable products. This acquisition was also accounted for by the purchase method.

3. DISCONTINUED OPERATIONS

  On December 31, 1994, the Company announced a plan to sell its process mass spectrometry business. The largest operation was sold in July 1995 for proceeds, net of associated costs, of approximately $6,500. Remaining operations were sold in January 1996 for proceeds, net of associated costs, of approximately $4,400. The results of this business prior to 1995 have been classified as discontinued operations in the consolidated statements of operations. A reserve of $8,000 was recorded in December 1994 for the estimated loss on disposition of this business. This reserve was reduced by actual losses for the year ended December 31, 1995 which aggregated $546. The net assets of the business have been segregated in the consolidated balance sheets.

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consist of the following:

                             DECEMBER 31, 1994 DECEMBER 31, 1995 MARCH 31, 1996
                             ----------------- ----------------- --------------
Land........................      $ 3,092          $  3,092         $  3,092
Leasehold improvements......          410             1,206            1,148
Buildings and improvements..       26,626            28,653           28,754
Production and other
equipment...................       36,795            43,499           44,715
Construction in progress....        6,638             3,965            4,803
                                  -------          --------         --------
                                   73,561            80,415           82,512
Less: accumulated
depreciation and
amortization................       (2,501)          (10,154)         (12,235)
                                  -------          --------         --------
 Property, plant and
equipment, net..............      $71,060          $ 70,261         $ 70,277
                                  =======          ========         ========

5. INVENTORIES

  Inventories are classified as follows:

                              DECEMBER 31, 1994 DECEMBER 31, 1995 MARCH 31, 1996
                              ----------------- ----------------- --------------
Raw materials................      $14,940           $10,719         $10,331
Work in progress.............        4,290             4,201           4,876
Finished goods...............       24,748            26,539          25,169
                                   -------           -------         -------
  Total inventories..........      $43,978           $41,459         $40,376
                                   =======           =======         =======

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)
6. DEFERRED COMPENSATION

  In conjunction with the Acquisition, the Company assumed a deferred compensation liability of $4,925 from Millipore to certain key executives of Waters. The liability incurred interest at an annual rate of 7.05%. This liability plus accrued interest was paid to the executives on September 14, 1995. The balance outstanding at December 31, 1994 was $5,055 and was included in other liabilities in the consolidated balance sheet. Interest expense for the period August 19, 1994 to December 31, 1994 and for the year ended December 31, 1995 was $130 and $254, respectively.

7. DEBT

  On August 18, 1994, the Company issued $100,000 of 12.75% Senior Subordinated Notes, Series B due 2004 (the "Senior Subordinated Notes"). Interest is payable semi-annually commencing September 30, 1994. At the same time, the Company entered into an original bank credit agreement which provided for term loans of up to $205,000 including $30,000 for a revolving credit facility. The interest rate on the term loans was a floating rate based either on the prime rate, as defined, plus 1.750% for Term A, 2.375% for Term B, 2.750% for Term C and 3.125% for Term D portions; or the applicable Eurodollar Rate, as defined, plus 2.750% for Term A, 3.375% for Term B, 3.750% for Term C, and 4.125% for Term D portions.

  In September 1994, the Company entered into an interest rate protection agreement required by the original bank credit agreement effective through September 1997. This agreement provides payments to the Company if the three month LIBOR rate exceeds 7%, on specified dates, through September 1995 and 8% thereafter through September 1997. Payments would be based upon the excess of three month LIBOR over the aforementioned rates on borrowings aggregating $100,000.

  Contemporaneously with the Offering, the Company retired all outstanding indebtedness under the original bank credit agreement (the "Prior Bank Credit Agreement") with net proceeds from the Offering and bank financing under a new bank credit agreement ("New Bank Credit Agreement"). The New Bank Credit Agreement is a revolving credit facility with maximum availability of $175,000, as defined. The loans under the New Bank Credit Agreement bear interest for each calendar quarter at a per annum rate equal to, at the Company's option, (i) a floating rate based on the prime rate plus an amount which will vary between zero and 0.50%, or (ii) the applicable Eurodollar Rate plus an amount which will vary between 0.50% and 1.50%, based upon certain Company performance criteria for the previous four quarters. Amounts available under the New Bank Credit Agreement will decrease under certain circumstances and, in any case, by $30,000 in each of 1998 and 1999. The agreement terminates on November 22, 2000. Borrowings under the New Bank Credit Agreement are collateralized by substantially all of the Company's assets. On December 29, 1995, the Company also redeemed $25,000 of Senior Subordinated Notes principal for a call premium of $3,188.

  In connection with the early retirement of the Prior Bank Credit Agreement and $25,000 of Senior Subordinated Notes principal, the Company recorded a $12,112 extraordinary loss for the writeoff of associated unamortized debt issuance costs, the call premium and the interest rate protection agreement.

  Under its various loan agreements, the Company is required to meet certain covenants, including certain restrictions on dividend payments, none of which is considered restrictive to the operations of the Company. At December 31, 1995, the interest rate on the $75 million principal amount of Senior Subordinated Notes outstanding was fixed at 12.75% and the weighted average interest rate on the New Bank Credit Agreement borrowings was approximately 6.7% (6.2% at March 31, 1996). The Company's foreign subsidiaries have available short-term lines of credit totaling $8,545 at December 31, 1995 and March 31, 1996. At December 31, 1995, borrowings amounted to $1,933 at a weighted average interest rate of approximately 4.0%. At March 31, 1996, borrowings amounted to $1,303 at a weighted average interest rate of approximately 7.0%.

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)

  In January 1996, the Company entered into a three-year debt swap agreement with the Bank of Boston. The Company swapped $22,000 in notional amount of floating rate LIBOR borrowings for 2,300,000 yen notional amount of borrowings at a fixed interest rate of 1.525% per annum. At representative interest rates and current exchange rates in effect at January 23, 1996, the effective date of the agreement, the Company would lower its annual interest costs by approximately $900 over the term of the swap agreement. The Company could also incur higher or lower principal repayments over the term of the swap agreement.

  In March 1996, the Company increased the maximum availability under its senior credit facility (the "Bank Credit Agreement") to $300,000 in order to repurchase its Senior Subordinated Notes (defined below) and provide additional financial flexibility. The availability under the Bank Credit Agreement will decrease under certain circumstances, including upon certain asset sales, issuance of equity and incurrence of debt, will decrease by $45,000 at November 22, 1998 and 1999, and will terminate on the earlier of the date on which a Change of Control Event (as defined in the Bank Credit Agreement) occurs and November 22, 2000.

  On April 4, 1996, the Company consummated a tender offer (the "Tender Offer") to repurchase $75,000 in principal amount of the Company's 12 3/4% Senior Subordinated Notes (the "Senior Subordinated Notes"). The aggregate purchase price paid by the Company in connection with the Tender Offer was $90,600. The Company funded this redemption through additional borrowings under the Bank Credit Agreement. In the second quarter of 1996, the Company expects to record an extraordinary loss of approximately $22,000 related to the early extinguishment of the Senior Subordinated Notes.

  In March and April 1996, the Company entered into several interest rate protection agreements. These agreements provide payments to the Company if the three month LIBOR rate, as defined, exceeds 8% in 1996, 6% in 1997 and 6.5% in 1998 and 1999 on aggregate borrowings of $183,000 in 1996 and 1997 and $70,000 and $30,000 in 1998 and 1999, respectively.

                      WATERS CORPORATION AND SUBSIDIARIES

(INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF MARCH
                          31, 1996 IS UNAUDITED)
8. INCOME TAXES

  Income tax data follow in the tables below:

                                 PREDECESSOR                       COMPANY
                          ------------------------- --------------------------------------
                                                                              THREE MONTHS
                           YEAR ENDED  JANUARY 1 TO AUGUST 19 TO  YEAR ENDED     ENDED
                          DECEMBER 31,  AUGUST 18,  DECEMBER 31, DECEMBER 31,  MARCH 31,
                              1993         1994         1994         1995         1996
                          ------------ ------------ ------------ ------------ ------------
The components of income
 before income taxes
 were as follows:
 Domestic...............    $ 20,113     $ 15,324     $(84,526)    $ 6,210      $ 8,596
 Foreign................      (5,634)     (12,745)      (1,384)     (1,080)       1,621
                            --------     --------     --------     -------      -------
  Total.................      14,479        2,579      (85,910)      5,130       10,217
 Add back: loss from
   discontinued
   operations...........          12          629        7,206         --           --
 Add back: loss on
extraordinary item......         --           --           --       12,112          --
                            --------     --------     --------     -------      -------
  Income (loss) from
     continuing
     operations.........    $ 14,491     $  3,208     $(78,704)    $17,242      $10,217
                            ========     ========     ========     =======      =======
The components of the
 current and deferred
 income tax provision
 were as follows:
 Current................    $  4,852     $    916     $  1,487     $ 3,129      $ 2,042
 Deferred...............        (683)         --           --          --           --
                            --------     --------     --------     -------      -------
  Total.................    $  4,169     $    916     $  1,487     $ 3,129      $ 2,042
                            ========     ========     ========     =======      =======
The components of the
 provision for income
 taxes for financial
 reporting purposes were
 as follows:
 Federal................    $  4,166     $    735     $    --      $   --       $   --
 State..................         --           --           129         300          100
 Foreign................         --           --         1,365       2,829        1,942
                            --------     --------     --------     -------      -------
  Total.................       4,166          735        1,494       3,129        2,042
 Less: portion applied
   to discontinued
   operations                     (3)        (181)           7         --           --
                            --------     --------     --------     -------      -------
  Provision for income
taxes...................    $  4,169         $916     $  1,487     $ 3,129      $ 2,042
                            ========     ========     ========     =======      =======
The differences between
 income taxes computed
 at the United States
 statutory rate and the
 provision for income
 taxes are summarized as
 follows:
 Federal tax computed at
   U.S. statutory income
   tax rate.............    $  5,068     $    903     $(30,069)    $ 1,796      $ 3,576
 Puerto Rico rate
benefit.................      (1,940)         --           --          --           --
 Foreign Sales
Corporation benefit           (1,202)         --           --          --           --
 State income tax net of
   federal income tax
   benefit..............         --           --        (5,156)        300          100
 Foreign taxes in excess
   of U.S. statutory
   income tax rate......         --           --           --          868        1,012

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)

                                     PREDECESSOR                                COMPANY
                          --------------------------------- ------------------------------------------------
                                                                                                THREE MONTHS
                             YEAR ENDED      JANUARY 1 TO     AUGUST 19 TO       YEAR ENDED     ENDED MARCH
                          DECEMBER 31, 1993 AUGUST 18, 1994 DECEMBER 31, 1994 DECEMBER 31, 1995   31, 1996
                          ----------------- --------------- ----------------- ----------------- ------------
 Deferred tax assets not
   benefitted
   (benefitted).........       $ 1,965           $--             $35,080           $(2,032)       $(3,441)
 Foreign operating
   losses not
   benefitted...........           --             --                 --              2,246            381
 Foreign net operating
   loss carryforward not
   utilized.............           --             --                 --               (256)           --
 Other..................           278             13              1,632               207            414
                               -------           ----            -------           -------        -------
  Provision for income
   taxes................       $ 4,169           $916            $ 1,487           $ 3,129        $ 2,042
                               =======           ====            =======           =======        =======

  The elimination of the Puerto Rico tax rate benefit is a result of the Company's decision to cease manufacturing operations in Puerto Rico during 1994.

                                     PREDECESSOR                                COMPANY
                          --------------------------------- ------------------------------------------------
                                                                                                THREE MONTHS
                             YEAR ENDED      JANUARY 1 TO     AUGUST 19 TO       YEAR ENDED     ENDED MARCH
                          DECEMBER 31, 1993 AUGUST 18, 1994 DECEMBER 31, 1994 DECEMBER 31, 1995   31, 1996
                          ----------------- --------------- ----------------- ----------------- ------------
The tax effects of
 temporary differences
 and carryforwards which
 gave rise to deferred
 tax liabilities and
 deferred tax (assets)
 were as follows:
 Restructuring charge...       $(1,295)          $--             $   --            $   --         $   --
 Estimated loss on
   disposal of
   discontinued
   operations...........                                          (3,200)           (1,900)        (1,900)
 Goodwill amortization..           --             --             (20,677)          (12,808)       (12,382)
 Depreciation and
   capitalized software.           496             77                --              3,357          3,801
 Deferred financing.....           --             --                 --             (2,569)        (2,569)
 Deferred compensation..           --             --                 --             (1,840)        (1,840)
 Tax credit
carryforwards...........           --             --                 --             (1,221)        (1,221)
 Other..................           116            (77)               189               513            635
 Net operating loss
  carryforward..........           --             --             (11,392)          (17,704)       (14,167)
 Valuation allowance....           --             --              35,080            34,172         29,643
                               -------           ----            -------           -------        -------
  Total deferred taxes..       $  (683)          $--             $   --            $   --         $   --
                               =======           ====            =======           =======        =======

  At December 31, 1995 the Company had a U.S. net operating loss carryforward of approximately $41,000 which begins to expire in the year 2009. The Company's ability to use the net operating loss carryforward may be limited under Internal Revenue Code Section 382 if a more than 50% change in ownership occurs. The Company had foreign net operating loss carryforwards of approximately $5,000, some of which begin to expire in the year 2000 and some of unlimited duration. The goodwill amortization represents the difference between

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)
the book and tax treatment for both goodwill and in-process research and development. Realization of deferred tax assets is contingent upon future taxable income. The valuation allowance relates to the uncertainty of realizing the deferred tax assets.

  The Company's effective tax rate before the extraordinary charge for the year ended December 31, 1995 was 18.1% and for the three months ended March 31, 1996 was 20%.

9. LEASES

  Lease agreements, expiring at various dates through 2004, cover buildings, office equipment and automobiles. Rental expense was approximately $3,072 in 1993, $3,262 in 1994 and $5,684 in 1995. In 1994 and 1995, Company rent expense included amounts previously allocated to and not classified as direct rent expense of the Predecessor. Future minimum rents payable as of December 31, 1995 under non-cancelable leases with initial terms exceeding one year were as follows:

      1996............................................................... $4,459
      1997...............................................................  2,963
      1998...............................................................  1,884
      1999...............................................................  1,375
      2000...............................................................    927
      thereafter.........................................................  1,082

10. NOTES RECEIVABLE

  On August 18, 1994, the Company issued common stock at fair market value to senior management in exchange for notes receivable in the amount of $4,925. The notes receivable earned interest at an annual interest rate of 7.05%. Interest income on the notes receivable for the period August 19, 1994 to December 31, 1994 and for the year ended December 31, 1995 was $130 and $254, respectively. The notes receivable were collateralized by the shares of common stock owned by senior management of the Company. Accordingly, the notes receivable were recorded as a reduction of stockholders' equity during the period they were outstanding. On September 14, 1995, the notes were repaid in full.

11. COMMON STOCK

  Prior to the Offering, the authorized common stock of the Company consisted of 919 shares of Class A, 10 shares of Class B and 194 shares of Class C common stock. All general voting power was vested in the holders of the Class B common stock. The holders of the Class A, Class B and Class C common stock were entitled to receive dividends and distributions from the current and accumulated earnings and profits, as declared by the Board of Directors, in proportion to the number of shares of common stock held. In September 1995, the Company declared and paid a $16,195 distribution to its securityholders.

  Contemporaneously with the Offering, the Company completed a reclassification in which each share of Class A, Class B, and Class C common stock was converted into a specified number of shares of a single class of Common Stock (the "Reclassification"). At the same time, the authorized number of shares of common stock was increased to 50,000 shares with a par value of $.01 per share. Accordingly, the financial statements have been restated for the Reclassification. Holders of Common Stock are entitled to one vote per share. In November 1995, the Company issued 6,250 shares of Common Stock in an initial public offering for net proceeds of $86,152.

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)

12. REDEEMABLE PREFERRED STOCK

  On August 18, 1994, as part of the consideration for the Acquisition, the Company authorized and issued one hundred shares of Redeemable Preferred Stock (the "Preferred Stock") with a par value of $.01 per share to Millipore. The Preferred Stock has a liquidation value of $10,000 and earns an annual 6% cumulative dividend based upon the liquidation value. Any accumulated but unpaid dividends are added to the liquidation value. The Company may, at any time, redeem the Preferred Stock at the current liquidation value but in no event later than August 18, 2006. The Preferred Stock was recorded at its estimated fair value of $5,000 on the date of issuance. The excess of the liquidation value over the fair market value is being accreted by periodic charges to additional paid-in capital from the date of issue through August 18, 2006. During the period August 19 to December 31, 1994 and the year ended December 31, 1995 $108 and $301, respectively, were charged against additional paid-in capital to reflect the accretion from fair value to the liquidation value and $222 and $600, respectively, were charged against additional paid-in capital for the accumulated but unpaid dividends. At December 31, 1995, the liquidation preference was $10,822. During the three month period ended March 31, 1996, $79 was charged against additional paid in capital to reflect the accretion from fair value to liquidation value and $150 was charged against additional paid in capital for the accumulated but unpaid dividends. At March 31, 1996 the liquidated preference was $10,972.

13. STOCK OPTION PLAN

  The Company's 1994 Stock Option Plan (the "Plan") provides for the grant of stock options to certain key employees of Waters. Stock options under the Plan allowed the purchase of Class A Common Stock of the Company. Concurrent with the Reclassification, each option to purchase Class A Common Stock of the Company was converted into a specified number of options to purchase shares of Common Stock. The exercise price of the options is determined by a committee of the Board of Directors (the "Board") of the Company. Options granted have a term of ten years and vest in five equal installments on the first five anniversaries after the grant. The following table summarizes stock option activity after giving effect to the Reclassification:

                                                NUMBER OF SHARES PRICE PER SHARE
                                                ---------------- ---------------
Granted........................................      4,372       $4.00 to $16.28
                                                     -----
 Outstanding at December 31, 1994..............      4,372       $4.00 to $16.28
Granted........................................        663       $4.00 to $16.28
                                                     -----
 Outstanding at December 31, 1995..............      5,035       $4.00 to $16.28
                                                     =====       ---------------
Options exercisable at December 31, 1995.......      1,780
                                                     =====
Available for grant at December 31, 1995.......          4
                                                     =====

  On September 14, 1995, the Board amended certain existing stock option agreements as follows: (i) outstanding options for 971 and 129 shares granted in August 1994 and January 1995, respectively, which had a variable exercise price dependent on future events, were amended to fix the exercise price at $9.50 per share and (ii) outstanding stock options for 2,431 and 129 shares granted in August 1994 and January 1995, respectively, were amended to fix both the number of shares as originally granted and to fix the exercise price at $16.28 per share. On September 14, 1995, certain of these amended options had an exercise price below estimated fair value. Accordingly, the Company recorded $5,641 of deferred compensation expense to be recognized over the vesting period of the underlying options. In October 1995, the Board accelerated the vesting period of 1,100 outstanding stock options. Accordingly, the Company immediately charged $3,567 of noncash compensatory stock option expense to selling, general and administrative expenses in 1995.

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)
  In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") was issued and will require the Company to elect either expense recognition under FAS 123 or its disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by FAS 123 would require fair-value based financial accounting to recognize compensation expense for employee stock compensation plans. FAS 123 must be adopted in the Company's fiscal 1996 financial statements with comparable disclosures for the prior years. The Company has determined that it will elect the disclosure-only alternative. The Company will be required to disclose the pro forma net income or loss and per share amounts in the notes to the financial statements using the fair value based method beginning in fiscal 1996 with comparable disclosures for fiscal 1995. The Company has not determined the impact of these pro forma adjustments.

14. WARRANT

  On August 18, 1994, the Company issued a warrant (the "Warrant") to purchase 34 shares of Class A Common Stock and 10 shares of Class C Common Stock in connection with the Company's financing under the Prior Bank Credit Agreement. The Warrant had an exercise price of $.01 per share. The Company valued the

Warrant based upon the difference between the fair market value of the Company's common stock as of the date of issuance and the exercise price of the Warrant. The fair market value of the Company's common stock was determined by the cash consideration per share paid by the original investors at the time of the Acquisition. The estimated fair market value of $3,200 for the Warrant was recorded as a component of stockholders' equity.

  In connection with the Reclassification, the warrant allowed for the purchase of 1,064 shares of the Common Stock at an exercise price of $.01 per share. In October 1995, the Company issued 1,064 shares of Common Stock upon the exercise of this Warrant.

15. FOREIGN CURRENCY CONTRACTS

  The Company has periodically entered into forward exchange contracts to hedge the impact of foreign currency fluctuations on the U.S. dollar value of certain anticipated and specified future foreign cash flows and foreign net asset values. The unrealized gains and losses on outstanding contracts at period end which relate to anticipated future cash flows are recorded in unrealized losses (gains) on future cash flow hedges in the statements of operations. The realized gains and losses on these contracts and on those contracts relating to specified future foreign cash flows are recorded as realized (gains) losses on cash flow hedges. In December 1995, the Company liquidated those outstanding contracts which hedged anticipated future cash flows. Gains (losses) on contracts hedging net asset values generated a reduction in translation adjustments of $1,313 for the year ended December 31, 1995.

  At December 31, 1995 and March 31, 1996, the Company had outstanding forward exchange contracts amounting to approximately $3,400 and $6,700, respectively which hedged the dollar value equivalent of specified customer commitments. These contracts have an initial maturity of less than three months.

16. RETIREMENT PLANS

  Prior to the Acquisition, retirement benefits were provided to employees through the Millipore Corporation Employees' Participation and Savings Plan ("Millipore Participation Plan") and the Retirement Plan for Employees of Millipore Corporation ("Millipore Retirement Plan"). Subsequent to the Acquisition, the

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)
Company adopted two new retirement plans for employees effective August 19, 1994; the Waters Employee Investment Plan, a defined contribution plan, and the Waters Retirement Plan, a defined benefit cash balance plan which supersede the aforementioned Millipore Corporation Participation and Retirement plans.

  Waters employees' accumulated benefit balances in the Millipore Participation Plan were valued as of September 30, 1994 and transferred to the Waters Employee Investment Plan. Millipore and the Company have not yet agreed on the final valuation of the amount of benefits transferable from the Millipore Retirement Plan on behalf of Waters Employees as of the Acquisition date. Upon completion of this valuation, Millipore will transfer the Waters employees' accumulated benefit balances to the Waters Retirement Plan.

  Waters is currently asserting a claim against Millipore under arbitration procedures specified in the purchase and sale agreement for the Predecessor. Waters contends that Millipore has undervalued the amount of assets it is obligated to transfer from the Millipore Retirement Plan to the Waters successor plan. Waters believes it has meritorious arguments and should prevail, although the outcome is not certain. The Company believes that any outcome of the arbitration proceeding will not be material to the Company.

  Employees hired prior to the Acquisition date were eligible to participate in the Waters Employee Investment Plan as of the Acquisition date. Employees hired after this date are eligible after one year of service. Employees may contribute from 1%-15% of eligible pay on a pre-tax basis. The Company makes a matching contribution of 50% for contributions up to 6% of eligible pay. Employees are 100% vested in company matching contributions upon becoming eligible for the plan. For the period August 19, 1994 to December 31, 1994 and the year ended December 31, 1995 the Company's matching contributions amounted to $476 and $1,280, respectively.

  Employees are eligible to participate in the Waters Retirement Plan after one year of service. The Company makes an annual contribution to each employee's account as a percentage of eligible pay based on years of service. In addition, each employee's account is credited for investment returns at the beginning of each year for the prior year at the average 12 month Treasury Bill rate plus 0.5%, limited to a minimum rate of 5% and a maximum of 10%. An employee does not vest until the completion of five years of service at which time the employee becomes 100% vested. Years of service under the Millipore Retirement Plan count toward participation and vesting under the Waters Retirement Plan.

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)

  A separate estimated actuarial evaluation of the Waters Retirement Plan was performed for the period August 19, 1994 to December 31, 1994 and the year ended December 31, 1995. If the Plan had been in existence for the full year 1994, experience would have differed. Summary data for the Waters Retirement Plan at December 31, 1994 and 1995 are presented in the following table.

                                              AUGUST 19, TO      YEAR ENDED
                                            DECEMBER 31, 1994 DECEMBER 31, 1995
                                            ----------------- -----------------
Actuarial present value of benefit
obligations:
 Accumulated benefit obligation, including
   vested benefits of $2,025 and $4,194,
   respectively............................      $(2,117)          $(4,323)
                                                 =======           =======
 Projected benefit obligation for service
rendered to date...........................      $(2,117)          $(4,424)
 Estimated plan assets at fair value.......        2,560             2,087
                                                 -------           -------
  Projected benefit obligation (in excess
     of) less than fair
     value of assets.......................          443            (2,337)
 Unrecognized prior service costs..........          --                273
 Unrecognized net actuarial (loss) gain....         (134)              505
 Minimum pension liability adjustment......          --               (677)
                                                 -------           -------
  Prepaid (accrued) pension cost included
in the financial statements................      $   309           $(2,236)
                                                 =======           =======
 Intangible asset..........................      $   --            $   273
                                                 =======           =======
Net periodic pension cost includes the
following components:
 Service cost..............................      $   543           $ 1,780
 Interest cost.............................           68               321
 Return on plan assets.....................          (60)             (137)
 Amortization and deferral.................          (16)               (8)
                                                 -------           -------
  Net periodic pension cost................      $   535           $ 1,956
                                                 =======           =======
The projected benefit obligation was
 calculated using the following
 assumptions:
 Discount rate.............................         8.75%             7.25%
 Return on assets..........................         8.50%             8.50%
 Increases in compensation levels..........         5.00%             4.50%

  Net periodic pension cost for the three-month period ended March 31, 1996 was $537.

  Millipore did not perform separate actuarial calculations for the Predecessor's portion of its Retirement Plan. As a result, comparable 1993 data are not available for the Plan.

17. POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

  The Company sponsors several unfunded defined benefit post-retirement plans covering U.S. employees. The plans provide medical and life insurance benefits and are, depending on the plan, either contributory or non-contributory.

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)

  Net periodic post-retirement benefit cost included the following components:

                                     PREDECESSOR                          COMPANY
                          --------------------------------- -----------------------------------
                             YEAR ENDED      JANUARY 1 TO     AUGUST 19 TO       YEAR ENDED
                          DECEMBER 31, 1993 AUGUST 18, 1994 DECEMBER 31, 1994 DECEMBER 31, 1995
                          ----------------- --------------- ----------------- -----------------
Service cost-benefits
attributed to service
during the year.........        $363             $257              $37               $82
Interest cost on
accumulated post-
retirement benefit
obligation..............         245              174               35                64
Net amortization and
deferral................         (41)             (29)             (21)              (83)
                                ----             ----              ---               ---
 Net periodic post-
retirement benefit cost.        $567             $402              $51               $63
                                ====             ====              ===               ===

  Net post-retirement benefit cost for the three-month period ended March 31, 1996 was $43.

  Summary information on the Company's plan at December 31, 1994 and 1995 is presented in the following table:

                                             AUGUST 19 TO       YEAR ENDED
                                           DECEMBER 31, 1994 DECEMBER 31, 1995
                                           ----------------- -----------------
Accumulated post-retirement benefit
obligation:
 Retirees.................................      $  --             $  152
 Fully eligible active plan participants..         177                45
 Other active plan participants...........         469               608
Unrecognized amounts:
 Prior service costs......................       1,639             1,556
 Net loss (gain)..........................          45                16
                                                ------            ------
Accrued post-retirement benefit cost......      $2,330            $2,377
                                                ======            ======

  The Company's accrued post-retirement benefit obligation was $2,330 and $2,377 at December 31, 1994 and 1995, respectively, and is included in other liabilities in the balance sheet. This obligation pertains only to active employees of the Company at the time of the Acquisition and employees hired subsequent to the Acquisition. The obligation to fund post-retirement benefits for retired employees prior to the Acquisition has been retained by Millipore.

  The discount rate used in determining the accumulated post-retirement benefit obligation was 8.00%, 8.75% and 7.25% as of December 31, 1993, 1994, and 1995, respectively. The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 5% in 1994. In 1995 the benefits available under the Plan were amended. As a result, increases in the health care cost trend rate do not result in any additional costs to the Company.

18. MATERIAL TRANSACTIONS/TRANSITION AGREEMENT

  In connection with the consummation of the Acquisition, the Company and Millipore entered into a Transition Support and Service Agreement (the "Transition Agreement") whereby Millipore agreed to (i) lease office space,
(ii) transfer certain personnel, (iii) provide management information systems, administrative, distribution and facilities management support, (iv) provide access to its telephone network, and (v) supply professional support services. The Company believes that the costs incurred under the Transition Agreement are representative of the charges that would be levied by independent third parties for similar services. The Company incurred net expenses pursuant to this agreement of $5,621 for the period August 19, 1994 to December 31, 1994,

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)

$5,210 for the year ended December 31, 1995 and $961 for the three months ended March 31, 1996. As of December 31, 1994 and 1995 and March 31, 1996, the Company had a net balance payable to Millipore of approximately $1,394, $463, and $853, respectively.

  During the period August 19, 1994 to December 31, 1994, the year ended December 31, 1995, and the three month period ended March 31, 1996, the Company sold product and services totaling $203, $104, and $50, respectively, to Millipore.

19. RELATED PARTY TRANSACTIONS

  In connection with the Acquisition, the Company entered into a ten-year Professional Services Agreement with AEA Investors Inc. and Bain Capital, Inc. (the "Management Services Agreement") pursuant to which they agreed to pay AEA Investors Inc. and Bain Capital, Inc. an aggregate annual management fee of $1,500, plus out-of-pocket expenses. Pursuant to the Management Services Agreement, AEA Investors Inc. and Bain Capital, Inc. provided general management, financial and other corporate advisory services to the Company. Pursuant to this agreement, AEA Investors Inc. and Bain Capital, Inc. received a cash financial advisory fee of $8,000 at the closing of the Acquisition. The management fee for the period August 19, 1994 to December 31, 1994 was $552. In connection with the Offering, the Management Services agreement was terminated for a fee of $4,000. Management fees excluding the termination fee were $1,393 for the year ended December 31, 1995.

  In 1995, the Company made loans to certain executive officers of the Company. The loans are collateralized by a pledge of shares of common stock held by these executive officers, bear interest at 5.83% per annum and mature on December 1, 2000. Loans receivable of $2,062 and $2,384 at December 31, 1995 and March 31, 1996, respectively, were included in other assets in the balance sheet.

20. BUSINESS SEGMENT INFORMATION

  The Company operates in one business segment and in the geographical segments indicated in the table below. Sales are reflected in the segment from which the sales are made. The United States segment includes Puerto Rico. The other international segment includes Canada, South America, Australia, Eastern Europe and countries in the former Soviet Union. Transfer sales between geographical areas are generally made at a discount from list price.

                      WATERS CORPORATION AND SUBSIDIARIES

(INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF MARCH
                          31, 1996 IS UNAUDITED)

PREDECESSOR, 1993

                          UNITED STATES EUROPE    JAPAN   ASIA    OTHER INT'L ELIMINATIONS  TOTAL
                          ------------- -------  ------- -------  ----------- ------------ --------
Sales:
 Unaffiliated sales.....    $121,636    $85,906  $39,429 $12,806    $26,267     $    --    $286,044
 Unaffiliated export
   sales to Asia........      10,953        --       --      --         --           --      10,953
 Unaffiliated export
   sales to Other Int'l.       7,239        691      --      --         --           --       7,930
 Transfers between
   areas................      82,488        --       --      --         --       (82,488)       --
                            --------    -------  ------- -------    -------     --------   --------
Total sales.............    $222,316    $86,597  $39,429 $12,806    $26,267     $(82,488)  $304,927
                            ========    =======  ======= =======    =======     ========   ========
Income from operations
 pre-restructuring......    $ 32,617    $(6,456) $ 2,881 $(1,048)   $ 1,569          --    $ 29,563
Restructuring charge....     (11,000)    (2,000)     --      --         --           --     (13,000)
                            --------    -------  ------- -------    -------     --------   --------
Income from operations
 post-restructuring.....    $ 21,617    $(8,456) $ 2,881 $(1,048)   $ 1,569     $    --    $ 16,563
                            ========    =======  ======= =======    =======     ========   ========
Total assets............    $122,630    $45,734  $22,940 $ 6,969    $ 4,925     $(13,606)  $189,592
                            ========    =======  ======= =======    =======     ========   ========

                      WATERS CORPORATION AND SUBSIDIARIES

(INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF MARCH
                          31, 1996 IS UNAUDITED)

PREDECESSOR, JANUARY 1, 1994 TO AUGUST 18, 1994

                          UNITED STATES EUROPE    JAPAN    ASIA    OTHER INT'L ELIMINATIONS  TOTAL
                          ------------- -------  -------  -------  ----------- ------------ --------
Sales:
 Unaffiliated sales.....    $ 70,101    $47,373  $26,242  $10,711    $17,253     $    --    $171,680
 Unaffiliated export
   sales to Asia........       1,441        --       --       --         --           --       1,441
 Unaffiliated export
   sales to Other Int'l.       2,717        259      --       --         --           --       2,976
 Transfers between            65,064        --       --       --         --       (65,064)       --
areas...................    --------    -------  -------  -------    -------     --------   --------
Total sales.............    $139,323    $47,632  $26,242  $10,711    $17,253     $(65,064)  $176,097
                            ========    =======  =======  =======    =======     ========   ========
Income from operations..    $ 16,781    $(8,109) $  (706) $(2,045)   $(1,885)    $    --    $  4,036
                            ========    =======  =======  =======    =======     ========   ========

COMPANY, AUGUST 19, 1994 TO DECEMBER 31, 1994

                          UNITED STATES EUROPE    JAPAN    ASIA    OTHER INT'L ELIMINATIONS  TOTAL
                          ------------- -------  -------  -------  ----------- ------------ --------
Sales:
 Unaffiliated sales.....    $ 47,663    $39,203  $17,095  $10,450    $13,359    $     --    $127,770
 Unaffiliated export
   sales to Asia........       1,072        --       --       --         --           --       1,072
 Unaffiliated export
   sales to Other Int'l.       2,022        193      --       --         --           --       2,215
 Transfers between            43,881        --       --       --         --       (43,881)       --
areas...................    --------    -------  -------  -------    -------    ---------   --------
Total sales.............    $ 94,638    $39,396  $17,095  $10,450    $13,359    $ (43,881)  $131,057
                            ========    =======  =======  =======    =======    =========   ========
Loss from operations
 pre-restructuring......    $(63,973)      $240  $   789  $(1,204)   $    32    $     --    $(64,116)
Restructuring charge....        (498)      (960)  (1,660)    (320)       (62)                 (3,500)
                            --------    -------  -------  -------    -------    ---------   --------
Loss from operations        $(64,471)   $  (720) $  (871) $(1,524)   $   (30)   $     --    $(67,616)
 post-restructuring.....    ========    =======  =======  =======    =======    =========   ========
Total assets............    $331,113    $79,291  $21,503  $12,058    $18,640    $(131,007)  $331,598
                            ========    =======  =======  =======    =======    =========   ========

COMPANY, 1995

                          UNITED STATES  EUROPE   JAPAN   ASIA    OTHER INT'L ELIMINATIONS  TOTAL
                          ------------- -------- ------- -------  ----------- ------------ --------
Sales:
 Unaffiliated sales.....    $116,065    $103,144 $47,941 $26,787    $33,749    $     --    $327,686
 Unaffiliated export
   sales
   to Asia..............         464         --      --      --         --           --         464
 Unaffiliated export
   sales to Other Int'l.       3,947         875     --      --         --           --       4,822
 Transfers between           107,506         --      --      --         --      (107,506)       --
areas...................    --------    -------- ------- -------    -------    ---------   --------
Total sales.............    $227,982    $104,019 $47,941 $26,787    $33,749    $(107,506)  $332,972
                            ========    ======== ======= =======    =======    =========   ========
Income from operations..    $ 44,780    $  1,610 $ 2,422 $(1,416)   $(1,014)   $     --    $ 46,382
                            ========    ======== ======= =======    =======    =========   ========
Total assets............    $343,768    $ 75,464 $20,537 $11,010    $18,402    $(169,365)  $299,816
                            ========    ======== ======= =======    =======    =========   ========

                      WATERS CORPORATION AND SUBSIDIARIES

   (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF
                       MARCH 31, 1996 IS UNAUDITED)

21. TA INSTRUMENTS, INC. ACQUISITION

  The Company entered into an Agreement and Plan of Merger on March 28, 1996 to acquire all of the capital stock of TA Instruments, Inc. ("TAI") for $84,000 in cash, subject to certain adjustments. The merger closed on May 1, 1996 and was financed through drawings on the revolving credit facility under the Bank Credit Agreement. TAI develops, manufactures, sells and services thermal analysis and rheology instrumentation which is used for the physical characterization of polymers and related materials. Thermal analysis and rheology are among the most prevalent techniques employed in the analysis of polymers and other organic/inorganic materials. TAI is the global market leader in the field of thermal analysis. Net sales for TAI were approximately $47,000 in 1995.

  In conjunction with the TAI acquisition, the Company expects to record non-recurring charges of approximately $20,000 for the immediate write-off of in-process research and development and approximately $4,400 over the remainder of 1996 for the revaluation of acquired inventory.

22. QUARTERLY RESULTS

  The Company's (Predecessor's) unaudited quarterly results are summarized below (In thousands except per share data):

                                                   COMPANY
                          ---------------------------------------------------------   1995
                          FIRST QUARTER SECOND QUARTER THIRD QUARTER FOURTH QUARTER  TOTAL
                          ------------- -------------- ------------- -------------- --------
Net sales...............     $77,554       $84,328        $80,634        $90,456    $332,972
Cost of sales...........      30,282        31,275         30,761         33,898     126,216
Revaluation of acquired
inventory...............         --            --             371            554         925
                             -------       -------        -------       --------    --------
 Gross profit...........      47,272        53,053         49,502         56,004     205,831
Selling, general and
 administrative
 expenses...............      31,823        32,593         33,259         38,700     136,375
Management fee..........         387           383            389          4,234       5,393
Research and development
expenses................       4,096         4,418          4,346          4,821      17,681
                             -------       -------        -------       --------    --------
 Operating income
(loss)..................      10,966        15,659         11,508          8,249      46,382
Interest expense, net...       8,119         7,955          7,614          6,627      30,315
Foreign currency
 contracts losses
 (gains)................       3,886         2,461         (6,669)          (853)     (1,175)
                             -------       -------        -------       --------    --------
 (Loss) income from
   continuing operations
   before income taxes..      (1,039)        5,243         10,563          2,475      17,242
(Credit) provision for
income taxes............        (199)          876          1,993            459       3,129
                             -------       -------        -------       --------    --------
(Loss) income before
 extraordinary item.....        (840)        4,367          8,570          2,016      14,113
Extraordinary item
 (loss) on early
 retirement of debt.....         --            --             --         (12,112)    (12,112)
                             -------       -------        -------       --------    --------
 Net (loss) income......        (840)        4,367          8,570        (10,096)      2,001
Less: accretion of and
dividend on  preferred
stock...................         222           226            227            227         902
                             -------       -------        -------       --------    --------
 Net (loss) income
   available to
   common stockholders..     $(1,062)       $4,141         $8,343       $(10,323)     $1,099
                             =======       =======        =======       ========    ========
Per share information:
 (Loss) income from
   continuing
   operations...........       $(.04)         $.17           $.35           $.07        $.54
 Extraordinary (loss)
per share...............         --            --             --            (.45)       (.49)
                             -------       -------        -------       --------    --------
 Net (loss) income per
share...................       $(.04)         $.17           $.35          $(.38)       $.05
                             =======       =======        =======       ========    ========
Weighted average number
 of common shares
 outstanding............      23,852        23,852         23,852         26,774      24,582

                      WATERS CORPORATION AND SUBSIDIARIES

(INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF MARCH
                          31, 1996 IS UNAUDITED)

                                                                                              COMBINED
                                                                                             COMPANY AND
                                       PREDECESSOR                         COMPANY           PREDECESSOR
                          -------------------------------------- ---------------------------    1994
                                                       JULY 1 TO AUGUST 19 TO
                          FIRST QUARTER SECOND QUARTER AUGUST 18 SEPTEMBER 30 FOURTH QUARTER    TOTAL
                          ------------- -------------- --------- ------------ -------------- -----------
Net sales...............     $71,130       $78,236      $26,731    $ 48,256      $ 82,801     $307,154
Cost of sales...........      29,283        31,131       13,032      17,142        32,598      123,186
Revaluation of acquired
 inventory..............         --            --           --       11,647        26,777       38,424
                             -------       -------      -------    --------      --------     --------
 Gross profit...........      41,847        47,105       13,699      19,467        23,426      145,544
Selling, general and
 administrative
 expenses...............      32,540        33,216       19,460      13,385        32,364      130,965
Management fee..........         --            --           --          177           375          552
Expensed in-process
 research and
 development............         --            --           --       53,918           --        53,918
Restructuring charge....         --            --           --          --          3,500        3,500
Research and development
 expenses...............       4,961         5,189        3,250       1,926         4,863       20,189
                             -------       -------      -------    --------      --------     --------
 Operating income
   (loss)...............       4,346         8,700       (9,011)    (49,939)      (17,676)     (63,580)
Interest expense, net...         336           313          178       3,724         8,288       12,839
Foreign currency
 contracts (gains)......         --            --           --         (214)         (709)        (923)
                             -------       -------      -------    --------      --------     --------
 Income (loss) from
   continuing operations
   before income taxes..       4,010         8,387       (9,189)    (53,449)      (25,255)     (75,496)
Provision (credit) for
 income taxes...........       1,153         2,411       (2,648)        741           746        2,403
                             -------       -------      -------    --------      --------     --------
 Income (loss) from
   continuing
   operations...........       2,857         5,976       (6,541)    (54,190)      (26,001)     (77,899)
(Loss) income from
 discontinued
 operations.............        (270)           61         (239)         18        (7,231)      (7,661)
                             -------       -------      -------    --------      --------     --------
 Net income (loss)......     $ 2,587       $ 6,037      $(6,780)    (54,172)      (33,232)     (85,560)
                             =======       =======      =======
Less: accretion of and
 dividend on preferred
 stock..................                                                104           226          330
                                                                   --------      --------     --------
Net loss available to
 common stockholders....                                           $(54,276)     $(33,458)    $(85,890)
                                                                   ========      ========     ========

                      WATERS CORPORATION AND SUBSIDIARIES

(INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996 AND AS OF MARCH
                          31, 1996 IS UNAUDITED)

                                      PREDECESSOR                         COMPANY
                         -------------------------------------- --------------------------- COMBINED COMPANY
                                                      JULY 1 TO AUGUST 19 TO                AND PREDECESSOR
                         FIRST QUARTER SECOND QUARTER AUGUST 18 SEPTEMBER 30 FOURTH QUARTER      TOTAL
                         ------------- -------------- --------- ------------ -------------- ----------------
Per share information:
 (Loss) from continuing
   operations...........                                           $(2.28)       $(1.10)
 (Loss) from
   discontinued                                                       --           (.30)
   operations...........                                           ------        ------
 Net (loss) per share...                                           $(2.28)       $(1.40)
                                                                   ======        ======
Weighted average number
 of common shares
 outstanding............                                           23,852        23,852

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
TA Instruments, Inc.:

  We have audited the accompanying consolidated balance sheets of TA Instruments, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TA Instruments, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Philadelphia, PA
 February 15, 1996 (except
 with respect to the matter
 discussed in Note 16, as to
 which the date is May 1,
 1996)

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                        (IN THOUSANDS EXCEPT SHARE DATA)

                                         YEAR ENDED        THREE MONTHS ENDED
                                        DECEMBER 31             MARCH 31
                                     ------------------  -----------------------
                                       1994      1995       1995        1996
                                     --------  --------  ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
Net sales..........................  $ 37,377  $ 46,597   $  9,731    $ 10,597
Cost of goods sold.................    13,846    17,533      3,701       4,066
                                     --------  --------   --------    --------
    Gross profit...................    23,531    29,064      6,030       6,531
Selling, general and administrative
 expenses..........................    14,632    16,719      3,796       4,052
Research and development...........     1,950     2,072        553         983
Amortization of intangibles........     7,091     1,962        435         428
                                     --------  --------   --------    --------
    Operating profit (loss)........      (142)    8,311      1,246       1,068
                                     --------  --------   --------    --------
Other (income) expense, net:
  Interest expense, net............     4,650     4,278      1,092         955
  Other, net.......................      (265)     (434)      (806)        105
                                     --------  --------   --------    --------
                                        4,385     3,844        286       1,060
                                     --------  --------   --------    --------
    Income (loss) before income
     taxes.........................    (4,527)    4,467        960           8
Income tax benefit.................      (425)     (345)       (79)        (57)
                                     --------  --------   --------    --------
    Net income (loss) before
     preferred dividends...........    (4,102)    4,812      1,039          65
Preferred dividends................       878     1,014        249         273
                                     --------  --------   --------    --------
    Net income (loss) available to
     common shareholders...........  $ (4,980) $  3,798   $    790    $   (208)
                                     ========  ========   ========    ========
Net income (loss) per common and
 equivalent share:
  Earnings (loss) per share........  $ (38.57) $  27.40   $   5.93    $  (1.61)
                                     ========  ========   ========    ========
  Weighted average number of common
   and equivalent shares
   outstanding.....................   129,110   138,618    133,189     128,969
                                     ========  ========   ========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                DECEMBER 31
                                             ------------------   MARCH 31
                                               1994      1995       1996
                                             --------  --------  -----------
                                                                 (UNAUDITED)
                                 ASSETS
Current assets:
 Cash and cash equivalents.................  $    382  $  5,451   $  4,721
 Trade accounts receivable, less allowance
  for doubtful accounts of $497, $446 and
  $416 at December 31, 1994, December 31,
  1995 and March 31, 1996..................     8,720     7,719      6,429
 Inventories (Note 4)......................     6,323     6,384      7,597
 Prepaids and other current assets.........       542       384        373
                                             --------  --------   --------
   Total current assets....................    15,967    19,938     19,120
Property and equipment, net (Note 5).......     4,519     3,437      3,110
Intangible assets, net (Note 6)............     8,452     7,670      7,455
                                             --------  --------   --------
                                             $ 28,938  $ 31,045   $ 29,685
                                             ========  ========   ========
             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Current portion of long-term debt (Note
  7).......................................  $    --   $  5,000   $  5,000
 Accounts payable..........................     2,214     2,702      2,626
 Accrued pension expense...................       730       809        928
 Accrued commission expense................       702       895        643
 Accrued warranty expense..................       392       534        542
 Accrued expenses, other...................     1,462     2,197      1,132
 Accrued interest..........................       963       665        665
 Deferred service income...................     1,009       998      1,013
 Other liabilities (Note 15)...............       --        346        346
                                             --------  --------   --------
   Total current liabilities...............     7,472    14,146     12,895
Long-term debt, less current portion (Note
 7)........................................    34,000    25,000     25,000
Deferred income taxes (Note 9).............       797       436        359
Other liabilities (Note 15)................       607       --         --
Commitments and contingencies (Notes 13 and
 15)
Redeemable preferred stock (Notes 8 and
 12):
 Series A voting cumulative redeemable; par
  value $1.00 per share, 20,000 shares
  authorized, 18,616 shares issued and
  outstanding at December 31, 1994,
  December 31, 1995 and March 31, 1996.....       356       408        411
 Series B non-voting cumulative redeemable;
  par value $1.00 per share, 400,000 shares
  authorized, 351,147, 351,012 and 350,752
  issued and outstanding at December 31,
  1994, December 31, 1995 and March 31,
  1996, respectively.......................     6,575     7,537      7,807
Stockholders' equity (deficit):
 Common stock (Notes 8 and 12)
 Class A and D voting; par value $.01 per
  share, 450,000 shares authorized,
  101,334, 121,863 and 121,863 issued and
  outstanding at December 31, 1994,
  December 31, 1995 and March 31, 1996,
  respectively.............................         1         1          1
 Class B and C non-voting; par value $.01
  per share, 100,000 shares authorized,
  27,674, 7,118 and 7,066 shares issued and
  outstanding at December 31, 1994,
  December 31, 1995 and March 31, 1996,
  respectively.............................       --        --         --
 Additional paid-in capital................     1,247     1,842      1,842
 Accumulated deficit.......................   (22,295)  (18,497)   (18,705)
 Translation adjustments...................       178       172         75
                                             --------  --------   --------
   Total stockholders' equity (deficit)....   (20,869)  (16,482)   (16,787)
                                             --------  --------   --------
                                             $ 28,938  $ 31,045   $ 29,685
                                             ========  ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                         YEAR ENDED        THREE MONTHS ENDED
                                         DECEMBER 31            MARCH 31
                                       ----------------  -----------------------
                                        1994     1995       1995        1996
                                       -------  -------  ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
Cash flows from operating activities:
 Net income (loss)...................  $(4,102) $ 4,812    $ 1,039     $    65
                                       -------  -------    -------     -------
 Adjustments to reconcile net income
  (loss) to net cash provided by
  (used in) operating activities--
  Depreciation and amortization......    9,160    3,724        984         715
  Loss on disposal of equipment......      101       56         76          32
  Deferred income tax benefit........     (425)    (345)       (79)        (57)
  Compensation expense for perfor-
   mance plan........................      --       595         65         --
  Changes in assets and liabilities--
   Trade accounts receivable, net....   (1,439)   1,001      2,507       1,290
   Inventories.......................     (827)    (394)      (990)     (1,203)
   Prepaids and other current assets.       54      158         82          11
   Accounts payable..................      190      488        (48)        (76)
   Accrued expenses..................     (635)   1,149       (227)     (1,190)
   Accrued interest..................        1     (298)        51         --
   Deferred service income...........       77      (11)       (13)         15
   Other, net........................     (781)    (231)      (796)        (66)
                                       -------  -------    -------     -------
    Total adjustments................    5,476    5,892      1,612        (529)
                                       -------  -------    -------     -------
    Net cash provided by (used in)
     operating activities............    1,374   10,704      2,651        (464)
                                       -------  -------    -------     -------
Cash flows from investing activities:
 Capital expenditures................     (657)    (405)       (85)        (77)
 Capitalized software costs..........     (920)  (1,230)      (213)       (189)
                                       -------  -------    -------     -------
    Net cash used in investing activ-
     ities...........................   (1,577)  (1,635)      (298)       (266)
                                       -------  -------    -------     -------
Cash flows from financing activities:
 Borrowings under revolving credit...    4,400    3,100        --          --
 Repayment of revolving credit.......   (5,200)  (4,700)    (1,600)        --
 Repayments of long-term debt........      --    (2,400)       --          --
                                       -------  -------    -------     -------
    Net cash used in financing activ-
     ities...........................     (800)  (4,000)    (1,600)        --
                                       -------  -------    -------     -------
    Net (decrease) increase in cash
     and cash equivalents............   (1,003)   5,069        753        (730)
Cash and cash equivalents at begin-
 ning of period......................    1,385      382        382       5,451
                                       -------  -------    -------     -------
Cash and cash equivalents at end of
 period..............................  $   382  $ 5,451    $ 1,135     $ 4,721
                                       =======  =======    =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                    ADDITIONAL             CUMULATIVE
                             COMMON  PAID-IN   ACCUMULATED TRANSLATION
                             STOCK   CAPITAL     DEFICIT   ADJUSTMENT   TOTAL
                             ------ ---------- ----------- ----------- --------
Balance at January 1, 1994.   $  1    $1,257    $(17,326)     $ (45)   $(16,113)
  Preferred stock divi-
   dends...................    --        --         (878)       --         (878)
  Repurchase of stock......    --        (10)         11        --            1
  Translation adjustment...    --        --          --         223         223
  Net loss.................    --        --       (4,102)       --       (4,102)
                              ----    ------    --------      -----    --------
Balance at December 31,
 1994......................      1     1,247     (22,295)       178     (20,869)
  Preferred stock divi-
   dends...................    --        --       (1,014)       --       (1,014)
  Translation adjustment...    --        --          --          (6)         (6)
  Contribution of capital
   for performance plan....    --        595         --         --          595
  Net income...............    --        --        4,812        --        4,812
                              ----    ------    --------      -----    --------
Balance at December 31,
 1995......................      1     1,842     (18,497)       172     (16,482)
  Preferred stock dividends
   (unaudited).............    --        --         (273)       --         (273)
  Translation adjustment
   (unaudited).............    --        --          --         (97)        (97)
  Net income (unaudited)...    --        --           65        --           65
                              ----    ------    --------      -----    --------
Balance at March 31, 1996
 (unaudited)...............   $  1    $1,842    $(18,705)     $  75    $(16,787)
                              ====    ======    ========      =====    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS
                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)

1. DESCRIPTION OF BUSINESS:

  TA Instruments, Inc. (the Company) engages in the design, manufacture, marketing and servicing of analytical instruments which measure the response of materials resulting from controlled changes in temperature (thermal analysis) and stress/strain (rheology). The instruments are used in research and development, quality control, educational and governmental applications. The thermal analysis business represented approximately 89% and 87% of net sales as of December 31, 1994 and 1995, respectively. The Company sells its products primarily throughout the United States, Europe and the Far East.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Material intercompany balances and transactions have been eliminated in consolidation.

 Interim Financial Statements

  The financial statements as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 are unaudited. In the opinion of management of the Company, the unaudited financial statements as of March 31, 1996 and for the three months ended March 31, 1995 and 1996, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year.

 Cash and Cash Equivalents

  Cash and cash equivalents include all highly liquid interest-bearing deposits with maturities of three months or less at time of purchase.

 Inventories

  Inventories are stated at lower of cost, determined by the first-in, first-out (FIFO) method, or market.

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from five to ten years for financial statement purposes and accelerated methods for tax purposes. The cost of repairs and maintenance is charged to earnings as incurred; significant renewals and betterments are capitalized.

 Intangible Assets

  The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" (SFAS No. 86). Under SFAS No. 86, costs of computer software to be sold, leased, or otherwise marketed as a separate product or as part of a product or process incurred internally are required to be expensed as incurred as research and development until technological feasibility has been established for the product. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. For the years ended December 31, 1994 and 1995 and for the three months ended March 31,

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

1995 and 1996, amortization expense for software development costs was approximately $0, $196,159, $0 and $116,525, respectively.

  The costs of unpatented technology, noncompete agreements, tradename, customer lists, workforce and certain other costs arising from acquisitions are amortized over periods ranging from one to five years. Patents are amortized over their remaining legal lives ranging from three to 17 years. The straight-line method of amortization is used.

 Deferred Service Income

  Deferred service income represents payments received from customers for extended service contracts. These revenues are deferred and recognized ratably over the terms of the related contracts, principally one year.

 Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, deferred taxes are required to be classified based on the financial statement classification of the related assets and liabilities which give rise to temporary differences. Deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

  Income taxes, if any, are provided based upon pre-tax accounting income. Differences between tax and financial statement net operating loss carryforwards arise as the result of differences in the recognition of certain income and/or expense items between tax and financial statements.

 Foreign Currency Translation

  Foreign currency transactions and the financial statements of the Company's foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" (SFAS No. 52). Approximately 47% of sales are made to customers outside of the United States.

 Net Income (Loss) Per Share

  Net income (loss) per share is calculated utilizing the treasury stock method. All per share amounts are based upon weighted average common shares outstanding during the period including the dilutive effect of common stock options. The inclusion of additional shares assuming the exercise of the performance stock options would have been antidilutive.

 Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 New Accounting Pronouncements

  The Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). The new standard requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES
recoverable. The long-lived assets and certain identifiable intangibles to be disposed of are to be reported at the lower of carrying amount or fair value less cost to sell. The Company adopted the new accounting standard in 1996 and there was no effect on the financial statements.

 Reclassifications

  Certain prior year amounts have been reclassified to conform to current year presentation.

3. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Supplemental disclosures consist of the following (in thousands):

                                               YEAR ENDED      THREE MONTHS
                                               DECEMBER 31    ENDED MARCH 31
                                              --------------  ----------------
                                               1994    1995     1995     1996
                                              ------  ------  -------  -------
Interest paid................................ $4,684  $4,645  $ 1,053  $ 1,005
                                              ======  ======  =======  =======
Noncash transactions, net--inventories....... $ (288) $ (333) $  (149) $   (10)
                                              ======  ======  =======  =======
Noncash transactions, net--property and
 equipment, including capital additions of
 $419, $482, $214 and $21, respectively...... $  288  $  333  $   149  $    10
                                              ======  ======  =======  =======

4. INVENTORIES:

  Inventories consist of the following (in thousands):

                                                           DECEMBER 31
                                                          ------------- MARCH 31
                                                           1994   1995    1996
                                                          ------ ------ --------
Raw materials............................................ $4,154 $4,161  $5,023
Work in process..........................................    714    726   1,061
Finished goods...........................................  1,455  1,497   1,513
                                                          ------ ------  ------
                                                          $6,323 $6,384  $7,597
                                                          ====== ======  ======

5. PROPERTY AND EQUIPMENT:

  Property and equipment consist of the following (in thousands):

                                                          DECEMBER 31
                                                         -------------- MARCH 31
                                                          1994    1995    1996
                                                         ------- ------ --------
Office fixtures and equipment........................... $   827 $  638  $  644
Computer equipment......................................   1,331  1,152   1,198
Production equipment....................................   1,836    983   1,136
Demonstration equipment.................................   6,218  3,193   3,093
Leasehold improvements..................................     655    581     475
Capital projects in progress............................     239    190     197
Vehicles................................................     297    258     264
                                                         ------- ------  ------
                                                          11,403  6,995   7,007
Less--Accumulated depreciation..........................   6,884  3,558   3,897
                                                         ------- ------  ------
  Net property and equipment............................ $ 4,519 $3,437  $3,110
                                                         ======= ======  ======

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

  For the years ended December 31, 1994 and 1995 and for the three month periods ended March 31, 1995 and 1996, depreciation expense was approximately $2,069,000, $1,762,000, $549,000 and $287,000, respectively.

6. INTANGIBLE ASSETS:

  Intangible assets, not fully amortized, consist of the following (in thousands):

                                                          DECEMBER 31
                                                        --------------- MARCH 31
                                                         1994    1995     1996
                                                        ------- ------- --------
Technology............................................. $ 9,633 $ 7,295 $ 7,324
Software development costs.............................   1,557   2,786   2,970
Noncompete agreements..................................   2,344   2,344   1,262
Tradename..............................................     325     325     --
Customer lists, workforce..............................     866     623     563
Start-up, financing and other costs....................     203     199     132
                                                        ------- ------- -------
                                                         14,928  13,572  12,251
Less--Accumulated amortization.........................   6,476   5,902   4,796
                                                        ------- ------- -------
  Net intangible assets................................ $ 8,452 $ 7,670 $ 7,455
                                                        ======= ======= =======

  As of December 31, 1994 and 1995 and March 31, 1996, $21,295,000, $2,531,000
and $1,534,000 of fully amortized intangibles were written off.

7. LONG-TERM DEBT:

  Long-term debt consist of the following (in thousands):

                                                                  DECEMBER 31
                                                                ---------------
                                                                 1994    1995
                                                                ------- -------
Senior notes................................................... $20,000 $20,000
Senior subordinated notes......................................  10,000  10,000
Junior subordinated notes......................................   2,400     --
Revolving credit notes.........................................   1,600     --
                                                                ------- -------
                                                                 34,000  30,000
Less--Current portion..........................................     --   (5,000)
                                                                ------- -------
  Total long-term debt......................................... $34,000 $25,000
                                                                ======= =======

  Principal maturities of long-term debt at December 31, 1995, are as follows (in thousands):

1996.................................................................... $ 5,000
1997....................................................................   5,000
1998....................................................................   5,000
1999....................................................................   5,000
2000....................................................................   5,000
Thereafter..............................................................   5,000
                                                                         -------
                                                                         $30,000
                                                                         =======

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

  The Company has unsecured senior notes outstanding of $20,000,000 as of December 31, 1994 and 1995. The Company is required to make four annual principal payments of $5,000,000 beginning July 31, 1996. The outstanding debt bears interest at an effective rate of 12.9% per annum, payable quarterly.

  The Company has unsecured senior subordinated notes of $10,000,000 as of December 31, 1994 and 1995. The Company is required to make two annual principal payments of $5,000,000 beginning July 31, 2000. The outstanding debt bears interest at 14.4% per annum, payable quarterly.

  The Company had unsecured junior subordinated notes of $2,400,000 and $0 as of December 31, 1994 and 1995, respectively. The outstanding debt bore interest at 14.5% per annum, payable annually subject to attaining certain cash flow requirements.

  The Company has unsecured revolving credit notes available of $13,000,000 and $9,000,000 as of December 31, 1994 and 1995. The Company has revolving credit notes outstanding of $1,600,000 and $0 as of December 31, 1994 and 1995, respectively. Borrowings in multiples of $100,000 are available to the Company in accordance with the terms of notice to the bank. The unpaid principal amount of each revolving note shall bear interest from the date of borrowing to the date of payment at an interest rate equal to the applicable London Interbank Offered Rate (LIBOR) plus 3.25% for each LIBOR period, payable quarterly (effective rate of 8.88% at December 31, 1995). The Company is also required to pay a commitment fee of one-half of one percent per annum on the average daily balance of the unused amount of the $9,000,000 during each LIBOR period. The credit facility will terminate on July 31, 1996.

  All notes require that certain covenants, working capital and earnings ratios, as defined, be maintained at the end of each fiscal quarter of the Company. Additionally, the Company is generally precluded from declaring capital stock dividends, among other restrictions.

  All of the long-term debt has been provided by parties who are the majority stockholders of the Company.

8. CAPITAL STOCK:

 Common Stock

  The Company has authorized 450,000 shares of Class A and D voting Common Stock, par value $.01 per share, and 100,000 shares of Class B and C nonvoting Common Stock, par value $.01 per share. As of December 31, 1994 and 1995, 101,334 and 121,863 shares of voting common stock were issued and outstanding, respectively. As of December 31, 1994 and 1995, 27,674 and 7,118 shares of nonvoting common stock were issued and outstanding, respectively.

  Each class of common stock shall be entitled to participate in dividends ratably on a per share basis. Classes B, C and D common stock are convertible into Class A common stock upon the occurrence of certain events, as defined.

 Redeemable Preferred Stock

  The Company has authorized 20,000 shares of voting Series A Cumulative Redeemable Preferred Stock (Series A), par value $1.00 per share, and 400,000 shares of nonvoting Series B Cumulative Redeemable Preferred Stock (Series B), par value $1.00 per share (Preferred Stock). As of December 31, 1994 and 1995, 18,616 shares of Series A were issued and outstanding. As of December 31, 1994 and 1995, 351,147 and 351,012 shares of Series B were issued and outstanding, respectively.

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

  Dividends on the Preferred Stock are accrued at a rate of 14% per annum, and accumulated and compounded quarterly since inception. No dividends on the Preferred Stock shall be declared prior to the earlier of the redemption date of the preferred shares, or the date of liquidation.

  The Company shall redeem all the outstanding preferred shares on December 31, 2003, at the liquidation value ($10.22 per share plus all accumulated and unpaid dividends) of each share. Subject to certain debt restrictions, the Company may at any time redeem all or any portion of the Preferred Stock outstanding at the liquidation value provided that the redemption is made ratably among all the preferred stockholders or the Company may repurchase the preferred shares in accordance with the provisions of the employee stock plan (Note 12).

9. INCOME TAXES:

  As of December 31, 1995, the Company has U.S. tax net operating loss carryforwards of approximately $6,032,000 and non-U.S. tax net operating loss carryforwards of approximately $2,175,000 for which a full valuation reserve has been provided. These carryforwards begin to expire in 2005. In addition, the Company has temporary differences as the result of the timing of deductions related to asset reserves, certain intangible assets and accrued expenses.

  During 1993, in connection with certain foreign acquisitions, a deferred tax liability was recorded for temporary differences associated with identified intangible assets. This deferred tax liability will be reduced as the related assets are amortized to expense. The income tax benefit of $425,000 and $345,000 recognized in the 1994 and 1995 consolidated statements of operations represents the income tax benefit on the amortization of these intangibles.

  Deferred tax assets and (liabilities) are as follows (in thousands):

                                                       DECEMBER 31
                                                     ----------------  MARCH 31
                                                      1994     1995      1996
                                                     -------  -------  --------
Deferred tax asset for loss carryforward............ $ 4,359  $ 3,283  $ 3,283
Deferred tax assets.................................   1,873    1,444    1,444
Deferred tax liabilities............................    (797)    (436)    (359)
Valuation reserve...................................  (6,232)  (4,727)  (4,727)
                                                     -------  -------  -------
  Net deferred tax liability........................ $  (797) $  (436) $  (359)
                                                     =======  =======  =======

  Deferred tax assets primarily relate to temporary differences associated with property and equipment, intangible assets and accrued expenses.

  A valuation reserve is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established valuation allowances for all U.S. and foreign net operating loss carryforwards for which realization is dependent on future taxable earnings.

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

10. PENSION:

  The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service, as defined, and the employee's compensation, and the employee's previously accrued benefit under the predecessor plan. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes. The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at December 31 (in thousands):

                                                                1994     1995
                                                               -------  -------
Actuarial present value of benefit obligations:
  Vested benefit obligation................................... $ 3,325  $ 3,916
                                                               =======  =======
  Accumulated benefit obligation.............................. $ 3,471  $ 4,001
                                                               =======  =======
Projected benefit obligation for service rendered to date..... $(5,812) $(6,414)
Plan assets at fair value.....................................   4,751    5,803
                                                               -------  -------
Plan assets less than benefit obligation......................  (1,061)    (611)
Unrecognized net (gain) loss..................................     329     (186)
                                                               -------  -------
Accrued pension cost included in accrued expenses............. $  (732) $  (797)
                                                               =======  =======

  Net periodic pension cost included the following components:

                                                                   1994   1995
                                                                   -----  -----
Service cost-benefits earned during the period.................... $ 308  $ 326
Interest cost on projected benefit obligation.....................   455    503
Actual return on plan assets......................................   (63)  (789)
Asset gain (loss) deferred........................................  (333)   348
                                                                   -----  -----
Net periodic pension cost......................................... $ 367  $ 388
                                                                   =====  =====

  Assumptions used in accounting for the pension plan are as follows:

                                                                       1994 1995
                                                                       ---- ----
Discount rate......................................................... 8.5% 8.5%
Rates of increase in compensation levels.............................. 5.0% 5.0%
Expected long-term rate of return on assets........................... 9.0% 9.0%

11. SAVINGS AND INVESTMENT PLAN:

  Effective August 1, 1990, the Company established a 401(k) profit sharing plan covering all employees of the Company who have attained age 21, and who satisfy the service requirements, as defined. Employees may contribute to the plan up to 15% of their salary with a maximum of $9,240 for pre-tax contributions in 1994 and 1995. The Company will match up to 50% of the employee contributions up to 6% of the employee's base salary. Contributions are invested, at the direction of the employee, in one or more funds. Company contributions vest over three years of service with the Company. Company matching contributions are charged to expense as incurred. Amounts charged to expense were approximately $169,000 for December 31, 1994 and 1995 and approximately $41,000 and $43,000 for the three months ended March 31, 1995 and 1996, respectively.

12. EMPLOYEE STOCK PURCHASE AND STOCK OPTION PLAN:

  In accordance with the provisions of the Employee Stock Purchase and Stock Option Plan (the Plan), effective August 1, 1990, 5,000 shares of nonvoting common stock and 25,000 shares of nonvoting preferred

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES
stock were made available for purchase to all employees of the Company. All such shares were purchased in 1990 at fair market value as established by the Board of Directors.

  The Plan also provides for stock options that may be granted for an additional 23,685 shares of nonvoting common stock. Participatory options for 10,000 shares have been reserved and granted. Additionally, performance options for 13,685 shares may be granted based on the attainment of certain financial targets over the five fiscal years ended December 31, 1995. Performance options earned were 0 and 2,737 for 1994 and 1995, respectively. In total 10,948 performance options were granted under this plan. The performance options will not have a dilutive impact since the majority stockholders are required to forfeit shares equivalent in number to the options being granted. During 1995, compensation expense and an increase in paid-in capital of $595,000 was recorded in the Company's consolidated financial statements for these performance options. The compensation expense was included in selling, general and administrative expenses in the 1995 consolidated statement of operations.

  The shares purchased and options granted vest over a five-year period, as defined. Once vested, the participants may exercise all or any portion of their options. The exercise price of options granted shall equal the greater of (i) $8.88, or (ii) the book value of a share of nonvoting common stock as determined by the Board of Directors as of the last day of the latest fiscal quarter prior to issuance of the options. All shares and options under the Plan are allocated at the discretion of the Board of Directors. No options will be exercisable after August 1, 2000, the expiration date.

  The following summarizes plan option activity under the stock option plan. The price per share for all stock option activity was $8.88.

                                                                          STOCK
                                                                         OPTIONS
                                                                         -------
Exercisable at December 31, 1993........................................ 17,527
  Granted...............................................................    684
                                                                         ------
Exercisable at December 31, 1994........................................ 18,211
  Granted...............................................................  2,737
                                                                         ------
Exercisable at December 31, 1995........................................ 20,948
                                                                         ======

  As of December 31, 1995, substantially all options issued were vested. Under the terms of the plan, 10,948 performance options included above will not have a dilutive effect.

13. LEASES:

  The Company leases certain office facilities and equipment, manufacturing facilities, and automobiles under noncancelable operating lease agreements. The last lease expires on December 31, 2000.

  The following is a schedule of future minimum lease payments for operating leases at December 31 (in thousands):

1996.................................................................... $1,333
1997....................................................................  1,018
1998....................................................................    823
1999....................................................................    578
2000....................................................................    591
                                                                         ------
  Total minimum lease payments.......................................... $4,343
                                                                         ======

                     TA INSTRUMENTS, INC. AND SUBSIDIARIES

  Rent expense was approximately $1,444,000 and $1,601,000 for 1994 and 1995, respectively.

14. RESEARCH AND DEVELOPMENT:

  For the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1995 and 1996, the research and development costs amounted to $2,870,000, $3,302,000, $766,000 and $1,172,000, respectively. Of these costs,
$920,000, $1,230,000 and $189,000 has been capitalized and included in intangible assets at December 31, 1994 and 1995 and March 31, 1996, respectively.

15. COMMITMENTS AND CONTINGENCIES:

  In connection with the acquisition of the Company in 1990, the asset purchase agreement provided for contingent payments to the seller equal to 10% of thermal analysis net sales in excess of $37,000,000, subject to certain adjustments, for each of the five full fiscal years ended December 31, 1995, subject to certain maximum payments. The expected payment was included as part of the original purchase price allocation.

  As of January 1, 1994, the Company had recorded a liability of $1,326,000 plus interest of $571,000. During 1994, the Company revised its estimate of this liability and reduced the estimated obligation to $344,000 plus interest of $263,000. During 1995, the Company again revised its estimate of this liability and reduced the total estimated obligation to $346,000. The estimated obligation is included in other liabilities in the accompanying consolidated balance sheets. During 1994, the Company recorded the reduction in the maximum liability of $982,000 as a reduction of the assigned intangible asset values when the Company was acquired. The reduction in accrued interest expense was recorded as income in the Company's 1994 and 1995 consolidated statements of operations.

  In connection with the 1993 acquisition of Carri-Med Plc (Carri-Med), a United Kingdom rheological instruments manufacturer, the Company may be required to issue additional shares of its nonvoting common stock to certain of the former owners of Carri-Med. If annual and three-year cumulative rheological sales targets are achieved, the Company will issue 640 nonvoting common shares per year, or a cumulative total of 1,920 shares. When and if additional shares are issued, the additional consideration will be reflected as additional purchase price and allocated to the assets acquired. The Company did not achieve its first or second annual rheological sales targets nor does it anticipate achieving the third annual rheological sales target. As such, no additional shares were issued during 1994 or 1995.

  Contingencies may exist with respect to taxing authorities' examinations against the Company and its subsidiaries. In 1994, the Internal Revenue Service began an audit of the Company's 1990 through 1993 tax returns. A final report has not yet been issued. In the opinion of management, any settlement of such items will not have a material effect on the Company's consolidated financial position or results of operations.

16. SUBSEQUENT EVENT:

  The Company entered into an Agreement and Plan of Merger on March 28, 1996 whereby all of the capital stock of the Company will be acquired by Waters Corporation. This transaction was consummated in May 1996.

WATERS HAS OFFICES IN 29 COUNTRIES


[PICTURE - Color depiction of a map of the world indicating the locations of each of the Company's offices]

               [PICTURE - Color depiction of electron models]

CAPTION:
The Internet allows customers from around the world to communicate directly with Waters.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPEC-TUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HERE-OF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   11
The Company...............................................................   14
Use of Proceeds...........................................................   15
Price Range of Common Stock and Dividend Policy...........................   15
Capitalization............................................................   16
Unaudited Pro Forma Financial Data........................................   17
Selected Consolidated Financial Data......................................   23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   26
Business..................................................................   37
Management................................................................   50
Principal and Selling Stockholders........................................   56
Certain Relationship and Related
 Transactions.............................................................   57
Description of Certain Indebtedness.......................................   58
Description of Capital Stock..............................................   59
Shares Eligible for Future Sale...........................................   62
Certain United States Federal Tax
 Considerations for Non-United States
 Holders .................................................................   63
Underwriting..............................................................   66
Legal Matters.............................................................   68
Experts...................................................................   68
Available Information.....................................................   68
Index to Financial Statements.............................................  F-1


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               10,000,000 SHARES

                              WATERS CORPORATION

                                 COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                              MERRILL LYNCH & CO.

                              ALEX. BROWN & SONS
                                 INCORPORATED

                                CS FIRST BOSTON

                             GOLDMAN, SACHS & CO.

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS
                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED MAY 10, 1996

PROSPECTUS

                               10,000,000 SHARES

                               WATERS CORPORATION

                                  COMMON STOCK

                                 ------------

  All of the 10,000,000 shares of common stock (the "Common Stock") of Waters Corporation ("Waters" or the "Company") offered hereby will be sold by certain stockholders (the "Selling Stockholders") of the Company. See "Principal and Selling Stockholders." The Company is not selling shares of Common Stock in this offering and will not receive any of the proceeds from the sale of shares of Common Stock offered hereby.

  Of the 10,000,000 shares offered hereby, 2,000,000 shares are being offered outside of the United States and Canada by the International Managers (the "International Offering") and 8,000,000 shares are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and together with the International Offering, the "Offerings"). The price to public and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

  The Common Stock is listed on the New York Stock Exchange under the symbol "WAT." On May 9, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $27 7/8 per share. See "Price Range of Common Stock and Dividend Policy."

  SEE "RISK FACTORS," BEGINNING ON PAGE 11, FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------
                                                                               PROCEEDS TO
                                          PRICE           UNDERWRITING           SELLING
                                        TO PUBLIC          DISCOUNT(1)       STOCKHOLDERS(2)
- --------------------------------------------------------------------------------------------
Per Share.......................         $                   $                   $
- --------------------------------------------------------------------------------------------
Total(3)........................      $                   $                   $
- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933. See "Underwriting."

(2) The Company has agreed to pay certain expenses of the Offerings estimated at $750,000.
(3) The Selling Stockholders have granted the International Managers and the U.S. Underwriters options, exercisable within 30 days after the date hereof, to purchase up to an additional 300,000 shares and 1,200,000 shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Selling Stockholders will be $     , $     and
    $     , respectively. See "Underwriting."

                                 ------------

The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about       , 1996.

                                 ------------

MERRILL LYNCH INTERNATIONAL
         ALEX. BROWN & SONS
              INTERNATIONAL
                        CS FIRST BOSTON
                                                     GOLDMAN SACHS INTERNATIONAL

                                 ------------

                   The date of this Prospectus is     , 1996.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

                                  UNDERWRITING

  Merrill Lynch International ("Merrill Lynch"), Alex. Brown & Sons Incorporated, CS First Boston Limited, and Goldman Sachs International are acting as representatives (the "International Representatives") of each of the International Managers named below (the "International Managers"). Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, Waters Technologies Corporation, each of the Selling Stockholders and the International Managers, and concurrently with the sale of 8,000,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Selling Stockholders severally have agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Selling Stockholders, the number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
        INTERNATIONAL MANAGER                                           SHARES
        ---------------------                                          ---------
   Merrill Lynch International.......................................
   Alex. Brown & Sons Incorporated...................................
   CS First Boston Limited...........................................
   Goldman Sachs International.......................................
                                                                       ---------
        Total........................................................  2,000,000
                                                                       =========

  The Company, Waters Technologies Corporation and the Selling Stockholders have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated, CS First Boston Corporation and Goldman, Sachs & Co. are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 2,000,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Selling Stockholders, an aggregate of 8,000,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting International Managers or U.S. Underwriters (as the case may be) may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

  The International Representatives have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $     per share of Common Stock. The International Managers may
allow, and such dealers may reallow, a discount not in excess of $     per
share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Selling Stockholders have granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise this option, each

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Selling Stockholders also have granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,200,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

  The Company, each of the Selling Stockholders, the Company's directors and executive officers, and certain other members of management, and certain other stockholders of the Company who hold in the aggregate 1,316,401 shares, have agreed, subject to certain exceptions, not to directly or indirectly sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or securities or rights convertible into or exercisable or exchangeable for Common Stock, or make any demand for or exercise any right with respect to the registration of any Common Stock or other such securities, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters, for a period of (in the case of the Company, the Selling Stockholders and certain members of management) 90 days after the date of this Prospectus, or (in the case of the Company's executive officers, non-selling directors, certain other members of management and certain other stockholders of the Company) 75 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  The Company and the Selling Stockholders have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act.

  Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the Closing Date, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company, the Selling Stockholders or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

  Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

                 ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPEC-TUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HERE-OF.

  IN THE PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES
DOLLARS.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary........................................................   3
Risk Factors..............................................................  11
The Company...............................................................  14
Use of Proceeds...........................................................  15
Price Range of Common Stock and Dividend Policy...........................  15
Capitalization............................................................  16
Unaudited Pro Forma Financial Data........................................  17
Selected Consolidated Financial Data......................................  23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations............................................................  26
Business..................................................................  37
Management................................................................  50
Principal and Selling Stockholders........................................  56
Certain Relationship and Related Transactions.............................  57
Description of Certain Indebtedness.......................................  58
Description of Capital Stock..............................................  59
Shares Eligible for Future Sale...........................................  62
Certain United States Federal Tax Considerations for Non-United States
 Holders..................................................................  63
Underwriting..............................................................  66
Legal Matters.............................................................  68
Experts...................................................................  68
Available Information.....................................................  68
Index to Financial Statements............................................. F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               10,000,000 SHARES

                              WATERS CORPORATION

                                 COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                       MERRILL LYNCH INTERNATIONAL

                              ALEX. BROWN & SONS
                                 INTERNATIONAL

                                CS FIRST BOSTON

                          GOLDMAN SACHS INTERNATIONAL

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:

      SEC registration fee............................................ $114,009
      NASD filing fee.................................................   30,500
      Blue sky fees and expenses (including attorneys' fees and
       expenses)......................................................        *
      Printing and engraving expenses.................................        *
      Transfer agent's fees and expenses..............................        *
      Accounting fees and expenses....................................        *
      Legal fees and expenses.........................................        *
      Miscellaneous expenses..........................................        *
                                                                       --------
        Total......................................................... $750,000
                                                                       ========

  All amounts are estimated except for the SEC registration fee and the NASD filing fee.
- --------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  The Company's Second Amended and Restated Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145. In that regard, the Amended and Restated Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  In addition, the by-laws of the Company provide that the Company shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Company or is or was serving, at the request of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

  In addition, pursuant to certain Indemnification Agreements dated August 18, 1994 (the "Indemnification Agreements") between the Company and its directors and executive officers, the Company agreed to indemnify such directors and executive officers to the fullest extent permitted by the laws of the State of Delaware. Among other things, the Indemnification Agreements provide indemnification procedures, advancement of expenses during proceedings subject to indemnification and mechanisms for reviewing executive conduct in connection with a claim for indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On August 18, 1994, WCD Investors Inc. sold (i) to Millipore Corporation 100 shares of Series A Preferred Stock with an aggregate liquidation value of $10,000,000 as partial consideration for the Acquisition, (ii) to AEA stockholders and AEA management an aggregate of 299,500 shares of its Class A common stock, par value $.01, for an aggregate of $29,950,000 in cash, (ii) to certain investment funds managed by Bain an aggregate of 299,500 shares of its Class A common stock, par value $.01, for an aggregate of $29,950,000 in cash,
(iii) to Waters senior management an aggregate of 61,000 shares of its Class A common stock, par value $.01, for an aggregate of $6,100,000 in cash and (iv) to BT Investment Partners, Inc. an aggregate of 20,000 shares of its Class A common stock, par value $.01 for an aggregate of $2,000,000 in cash. These sales were made in reliance on the exemption from registration afforded by section 4(2) of the Securities Act and regulation D promulgated thereunder.

  On February 1, 1994, WCD Investors Inc. sold to AEA management an aggregate of 2,550 shares of its Class B common stock, par value $.01 for an aggregate of $286.31. On May 20, 1992, WCD Investors Inc. sold to AEA an aggregate of 2,450 shares of its Class B common stock, par value $.01 for an aggregate of $286.31. On August 18, 1994, WCD Investors Inc. sold to certain investment funds managed by Bain an aggregate of 5,000 shares of its Class B common stock, par value $.01, for an aggregate of $600.00. These sales were made in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act and regulation D promulgated thereunder.

  On February 1, 1994, WCD Investors Inc. sold to AEA management an aggregate of 40,236 shares of its Class C common stock, par value $.01, for an aggregate of $4,713.69. On May 20, 1992 and August 1, 1994, WCD Investors Inc. sold to AEA and AEA stockholders and AEA management, respectively, an aggregate of 40,336 shares of its Class C common stock, par value $.01, for an aggregate of $4,713.69. On August 18, 1994, WCD Investors Inc. sold (i) to certain investment funds managed by Bain an aggregate of 80,572 shares of its Class C common stock, par value $.01, for an aggregate of $9,668.64 in cash,
(ii) to Waters senior management an aggregate of 17,428 shares of its Class C common stock, par value $.01, for an aggregate of $2,091.36 in cash and (iii) to BT Investment Partners, Inc. an aggregate of 5,714 shares of its Class C common stock, par value $.01, for an aggregate of $685.68 in cash. These sales were made in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act and regulation D promulgated thereunder.

  On August 18, 1994, WCD Investors Inc. issued to BT Securities Corporation
(i) warrants to purchase 33,684 shares of its Class A common stock and (ii) warrants to purchase 9,624 shares of its Class C common stock as partial consideration for acting as placement agent for the Senior Notes. These sales were made in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act and regulation D promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

 NUMBER                               DESCRIPTION
 ------                               -----------
  1.1   Form of U.S. Underwriting Agreement.(1)
  1.2   Form of International Underwriting Agreement.(1)
  3.1   Second Amended and Restated Certificate of Incorporation of Waters
         Corporation, as amended to date.(2)
  3.2   Amended and Restated Bylaws of Waters Corporation, as amended to date.(2)
  5.1   Opinion of Kirkland & Ellis.(1)
 10.1   Credit Agreement, dated as of November 22, 1995, among Waters
         Corporation, Waters Technologies Corporation, Bankers Trust Company
         and other Lenders party thereto.
 10.2   First Amendment to Credit Agreement, dated as of March 6, 1996 among
         Waters Corporation, Waters Technologies Corporation, Bankers Trust
         Company and other Lenders party thereto.
 10.3   Waters Corporation 1996 Long-Term Performance Incentive Plan.
         Incorporated by reference to Exhibit A of the Proxy Statement for the
         1996 Annual Meeting of Stockholders (the "Proxy Statement")
 10.4   Waters Corporation 1996 Employee Stock Purchase Plan. Incorporated by
         reference to Exhibit B of the Proxy Statement.
 10.5   Waters Corporation 1996 Non-Employee Director Deferred Compensation
         Plan. Incorporated by reference to Exhibit C of the Proxy Statement.
 10.6   Waters Corporation 1996 Non-Employee Director Stock Option Plan.
         Incorporated by reference to Exhibit C of the Proxy Statement.
 10.7   Amended and Restated Purchase and Sale Agreement dated as of March 31,
         1994 (as executed on June 28, 1994), as amended as of August 5, 1994,
         August 11, 1994 and August 18, 1994, among Waters Holding Inc.,
         Millipore Corporation and certain of its subsidiaries.(3)
 10.8   WCD Investors Inc. Amended and Restated 1994 Stock Option Plan, as
         amended (including Form of Amended and Restated Stock Option
         Agreement).(3)
 10.9   Waters Corporation Retirement Plan.(3)
 10.10  Registration Rights Agreement made as of August 18, 1994, by and among
         WCD Investors Inc., AEA Investors Inc., certain investment funds controlled by Bain Capital, Inc. and other stockholders of Waters
         Corporation.(3)
 10.11  Form of Indemnification Agreement, dated as of August 18, 1994, between
         WCD Investors Inc. and its directors and executive officers.(3)
 10.12  Form of Management Subscription Agreement, dated as of August 18, 1994, between WCD Investors Inc. and certain members of management.(3)
 10.13  Agreement and Plan of Merger among Waters Corporation, TA Merger Sub,
         Inc.and TA Instruments, Inc. dated as of March 28, 1996. Incorporated by reference to the Registrant's Report on Form 8-K dated March 29,
         1996.
 11     Statement re Computation of Per Share Earnings.

 NUMBER DESCRIPTION
 ------ -----------
 21.1   Subsidiaries of Waters Corporation.(2)
 23.1   Consent of Coopers & Lybrand L.L.P.
 23.2   Consent of Coopers & Lybrand L.L.P.
 23.3   Consent of Arthur Andersen LLP
 23.4   Consent of Kirkland & Ellis (to be included in opinion to be filed as
         Exhibit 5.1).
 24.1   Powers of attorney (included on the signature page included in this part II).

- --------
(1) To be filed by amendment.
(2) Incorporated by reference to the Registrant's Report on Form 10-K dated March 29, 1996.
(3) Incorporated by reference to the Registrant's Registration Statement on Form S-1 File No. 33-96934.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offerings of such securities at that time shall be deemed to be the initial bona fide Offerings thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK ON MAY 10, 1996.

                                          Waters Corporation

                                                 /s/ Philip S. Taymor
                                          By:_________________________________

                                            NAME: PHILIP S. TAYMOR

                                            TITLE: SENIOR VICE PRESIDENT,
                                                   FINANCE AND ADMINISTRATION
                                                   AND CHIEF FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON MAY 10, 1996, BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED WITH RESPECT TO WATERS CORPORATION:

                SIGNATURE                               CAPACITY

                                              President, Chief Executive
                 *                             Officer, and Chairman of the
  -------------------------------------        Board of Directors (Principal
          DOUGLAS A. BERTHIAUME                Executive Officer)

          /s/ Philip S. Taymor                Senior Vice President,
  -------------------------------------        Finance and Administration
            PHILIP S. TAYMOR                   and Chief Financial Officer
                                               (Principal Financial and
                                               Accounting Officer)

                                              Director
                 *
  -------------------------------------
            JOSHUA BEKENSTEIN

                                              Director
                 *
  -------------------------------------
            CHARLES L. BROWN

                                              Director
                 *
  -------------------------------------
             PHILIP CALDWELL

                                              Director
                 *
  -------------------------------------
              EDWARD CONARD

                                              Director
                 *
  -------------------------------------
            THOMAS P. SALICE

                                              Director
                 *
  -------------------------------------
               MARC WOLPOW

        /s/ Philip S. Taymor

*By:                                          Attorney-in-Fact
  -------------------------------------

          PHILIP S. TAYMOR

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                      DOCUMENT DESCRIPTION                      PAGE NO.
 -------                     --------------------                      --------
  1.1    Form of U.S. Underwriting Agreement.(1)
  1.2    Form of International Underwriting Agreement.(1)
  3.1    Second Amended and Restated Certificate of Incorporation of
          Waters Corporation, as amended to date.(2)
  3.2    Amended and Restated Bylaws of Waters Corporation, as
          amended to date.(2)
  5.1    Opinion of Kirkland & Ellis.(1)
 10.1    Credit Agreement, dated as of November 22, 1995, among
          Waters Corporation, Waters Technologies Corporation,
          Bankers Trust Company and other Lenders party thereto.
 10.2    First Amendment to Credit Agreement, dated as of March 6,
          1996 among Waters Corporation, Waters Technologies
          Corporation, Bankers Trust Company and other Lenders party thereto.
 10.3    Waters Corporation 1996 Long-Term Performance Incentive
          Plan. Incorporated by reference to Exhibit A of the Proxy
          Statement for the 1996 Annual Meeting of Stockholders (the
          "Proxy Statement")
 10.4    Waters Corporation 1996 Employee Stock Purchase Plan.
          Incorporated by reference to Exhibit B of the Proxy
          Statement.
 10.5    Waters Corporation 1996 Non-Employee Director Deferred
          Compensation Plan. Incorporated by reference to Exhibit C
          of the Proxy Statement.
 10.6    Waters Corporation 1996 Non-Employee Director Stock Option
          Plan. Incorporated by reference to Exhibit C of the Proxy
          Statement.
 10.7    Amended and Restated Purchase and Sale Agreement dated as
          of March 31, 1994 (as executed on June 28, 1994), as
          amended as of August 5, 1994, August 11, 1994 and August
          18, 1994, among Waters Holding Inc., Millipore Corporation and certain of its subsidiaries.(3)
 10.8    WCD Investors Inc. Amended and Restated 1994 Stock Option
          Plan, as amended (including Form of Amended and Restated
          Stock Option Agreement).(3)
 10.9    Waters Corporation Retirement Plan.(3)
 10.10   Registration Rights Agreement made as of August 18, 1994,
          by and among WCD Investors Inc., AEA Investors Inc.,
          certain investment funds controlled by Bain Capital, Inc.
          and other stockholders of Waters Corporation.(3)
 10.11   Form of Indemnification Agreement, dated as of August 18,
          1994, between WCD Investors Inc. and its directors and
          executive officers.(3)
 10.12   Form of Management Subscription Agreement, dated as of
          August 18, 1994, between WCD Investors Inc. and certain
          members of management.(3)
 10.13   Agreement and Plan of Merger among Waters Corporation, TA
          Merger Sub, Inc.and TA Instruments, Inc. dated as of March
          28, 1996. Incorporated by reference to the Registrant's
          Report on Form 8-K dated March 29, 1996.
 11      Statement re Computation of Per Share Earnings.
 21.1    Subsidiaries of Waters Corporation.(2)
 23.1    Consent of Coopers & Lybrand L.L.P.
 23.2    Consent of Coopers & Lybrand L.L.P.
 23.3    Consent of Arthur Andersen LLP
 23.4    Consent of Kirkland & Ellis (to be included in opinion to
          be filed as Exhibit 5.1).
 24.1    Powers of attorney (included on the signature page included in this part II).

- --------
(1) To be filed by amendment.
(2) Incorporated by reference to the Registrant's Report on Form 10-K dated March 29, 1996.
(3) Incorporated by reference to the Registrant's Registration Statement on Form S-1 File No. 33-96934.